UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2022
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 5, 2022

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Managing Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB)

MAR - 22

bradesco

Dear shareholders,

We hereby present the Financial Statements of Banco Bradesco S.A. related to the first quarter of 2022. We follow all International Financial Reporting Standards (IFRS) practices issued by the International Accounting Standards Board (IASB).

Economic Comment

After consolidating the resumption of the effects of the pandemic in 2021, the Brazilian economy continues to show signs of resilience in this first quarter. It is worth highlighting the good performance of the service sector, which was possible thanks to the population's adherence to the vaccination campaign and the resumption of activities after the control of the pandemic. The labor market is in the process of recovery, maintaining the pace of creating vacancies in both the formal and informal sectors. This trend should induce GDP growth by 1% in the year, despite the effects of inflation on income. In the short term, measures such as the release of the FGTS guarantee a breather on consumption, compensating for the increasingly contractive monetary policy.

The challenges of bringing inflation to the target continue. With shocks of the international commodity prices of great magnitude, it has been more persistent and high. Current data show that there is a contamination of the primary impacts on the other values of the economy, which follows booming. To coordinate expectations and achieve lower levels, the Central Bank of Brazil has signaled that the Selic will be 13.25% p.a. The understanding is that this rate will be contractive enough to control inflation on a relevant horizon.

In relation to the global scenario, the contours are more complex and uncertain. The rise in inflation in the world, which has already been under pressure, may extend for longer due to the conflict in Eastern Europe. The negative impact on confidence and financial conditions must also be taken into account, which restricts growth. In addition, the central banks are expected to continue the monetary-policy adjustment movement, which is being concluded in emerging countries, but is still at its inception in developed nations.

Highlights for the Period

- In February 2022, the acquisition of 49.99% of the equity stake in Banco Digio S.A. ("digio") was completed by Bradescard Elo, which was detained by BB Elo Cartões Participações S.A. (controlled by Banco do Brasil S.A.). For the acquisition, the amount of R$645 million was paid.

  With the conclusion of this operation, Bradesco indirectly held a 100% equity stake in digio, which reinforces Bradesco Organization's strategy to expand the offer of financial services through digital platforms.

Strategic Focus

Our business strategy aims to meet the expectations of our clients, while understanding their needs and life cycles and increasing their satisfaction by means of an experience of excellence in all its interactions with the Bank.

Based on this assumption, we structure our actions on four large pillars. These pillars support our corporate purpose of creating opportunities for the advancement of people and the sustainable development of companies and society; which are: **Clients** – our inspiration; **Digital Transformation** – how we do; **People** – our team; and **Sustainability** – made to last.

The client is at the center of our strategy and we have made several actions to enhance the knowledge through the use of data intelligence, complete solutions for business and journeys of excellence, developing ways to get to know the client, your expectations and needs at each moment of interaction with the Organization. In this way, we enable contextualized offers in accordance with their profile and moment of life, providing pleasant and agile experiences at each contact with the Bank. Our digital behavior and mentality enable us to be simple, efficient, agile, connected and innovative. In a context of great digital transformation, we want to make the banking experience even more convenient, modern, fast and safe for the client – these are key drivers present in the day-to-day operations. We seek to maximize value from the client's perspective through a culture focused on continuous improvement and efficiency.

People who work with us are one of our main foundations. We seek to enhance their essential and life-changing competencies in order to make our corporate strategy feasible. By means of an organizational culture based on ethics, transparency and respect for others, we have invested in an innovative, challenging, and plural environment. We want to be a company desired by high-performance professionals, so that they can live their present and build their future.

Our focus is to be relevant to our clients, shareholders, employees, partners and society, generating value for everyone. This is evidenced by our commitment to grow in a sustainable and diversified manner, through the balance between risk and return and through capital and liquidity structures. With our Diversity front, we reaffirm the belief in the transformative potential of people, respecting individuality and plurality. Inclusion and financial education are also very important drivers for us, because through them we impact the lives of thousands of people. In addition, we are committed to issues related to **Sustainability:** we were the only Brazilian Bank in the construction of the principles of banking responsibility of the UN and the first Brazilian Bank to adhere to the Net-Zero. Our participation in the COP26 reinforced our commitment as private sector.

Book Net Income (Controller) and ROAE



18.1%
16.8%
R$ billion
6.1
+18%
7.2
3M21
3M22
Book Net Income
ROAE

Interest on Shareholders' Equity / Dividends

R$2.3 bi

(gross)

R$1.8 billion – supplementary

R$526 million – monthly

Earnings per Share

R$0.64

– Common shares

R$0.71

– Preferred shares

Shareholder's Equity (Controller)



R$14.43
R$13.74
153.8
R$ billion
146.4
+5%
3M21
3M22
Shareholders' equity
Book Value per Share

15.7%

Basel Ratio

196.1 bi

Market Value

Expanded Loan Portfolio

R$834.5 bi

(+18% in 12M)

- **R$335.4 billion** for Large Corporates (+14% in 12M)
- **R$331.4 billion** for Individuals (+23% in 12M)
- **R$167.6 billion** for Micro, Small and Medium-Sized Enterprises (+19% in 12M)

R$47.1 bi

(+2% in 12M)

Allowance for Loan Losses

R$548.7 bi

(+2% in 12M)

Total Deposits

- **Time Deposits** – R$360.7 bi (+2% in 12M)
- **Savings Deposits** – R$134.4 bi (+0.2% in 12M)
- **Demand Deposits** – R$51.3 bi (+3% in 12M)
- **Interbank Deposits** – R$2.3 bi (-5% in 12M)

R$652.3 bi

(-0.7% in 12M)

Securities

- **VJORA** - R$186.4 bi (-16% in 12M)
- **VJR** – R$282.7 bi (+12% in 12M)
- **Held-to-Maturity Securities** – R$183.2 bi (+0.5 in 12M)

100% Client

With an even closer relationship between institution and clients, we stopped delivering only products and services to deliver complete experiences. Increasingly digital, the client was empowered and started to demand more agility and customization. Enjoying the Bradesco Experience (be.) (responsible for promoting the best experience to all current and potential clients in all interaction channels), we work with an end-to-end vision in creating intuitive and customized journeys, extended also to non-financial services. By uniting the voice of the client, metrics such as NPS and the use of data intelligence, we have got to know our clients even more and better, understanding their desires and needs and creating solutions that match the moment of life of each one. In addition, we have improved partnerships that enable more fluid experiences between different channels. We have also strengthened our cloud structure by gaining even more agility in building journeys and resilience through our channels.

In the first three months of 2022, our base was composed of 74.8 million clients.


COMPANIES
Multis & institutional[1]
Large Corporate
≥ R$4 bi
Corporate
R$ 500 mi to R$ 4 bi
Corporate One
R$ 50 mi to R$ 500 mi
Companies and Business
Up to R$ 30 mi
Private Bank
≥ R$5 mi
Classic
≤ R$4,000
≥ R$15,000
≥ R$150,000
Prime
Exclusive
R$4,000 to R$14,999.99
R$40,000 to R$149,999.99
INDIVIDUALS
Non-account holders[2]
Monthly Income
Annual Revenue
Investment

1 – Asset Management, Pension Funds and Securities Brokers; and

2 – Individual clients or corporate clients consumers products of Bradesco organization that do not have a bank account.

Service Structure

By offering practical and secure services in all segments we operate, we maintain a large and modern network of Customer Service, which is constantly updated, throughout Brazil and also in strategic locations abroad. In the first three months of 2022, the Network comprised 83,889 points, among them, 2,947 (based on February 2022) are branches and 50,208 are ATMs.

Digital Channels

Our Digital Channels include customer service, products and services that can be accessed at any time and from any location, ensuring mobility, practicality, autonomy and security for Bradesco clients. This search for solutions and digital services should continue to grow, so we are further expanding our performance in digital solutions. In the first three months of 2022, 98% of transactions were carried out by Bradesco's digital channels, with emphasis on the Bradesco App (individual and company), which showed a 92% increase in financial transactions compared to the previous year. In addition, we reached the record for the opening of accounts by mobile in March 2022 (individuals and companies).

Accessibility

In almost 80 years of history, we have aimed to make our clients' lives easier. On this path, we consider accessibility to be synonymous with respect and inclusion. Twenty-four years ago, we started a transformation movement, with the implementation of several solutions, such as the launch of accessible ATMs, an exclusive Call Center (SAC) for people with hearing disabilities and the development of accessible marketing campaigns. Increasingly addressed, the theme continues to receive the focus deserved by means of projects and actions focused on the connection with communities, the empowerment and the minimization of barriers to access information, banking and digital inclusion.

Digital Platforms

Currently, we have nine large Digital Platforms serving clients of the Retail (Exclusive) and Prime segments. The clients, depending on their relationship profile, can choose to use the remote assistance model, via Telephone/ Corporate WhatsApp/Email or Video call. At the end of the period, we served 631,699 clients, being 461,366 clients in Retail (Exclusive) and 170,333 clients in Prime. We also have the Digital Branch Bradesco Private Bank, serving 20,235 clients in this segment.

International Performance

We have a team of experts in Brazil and abroad working in the exchange market, export, import, financial transfers and foreign trade financing (Trade Finance).

Abroad, we have 3 Branches, 11 Subsidiaries and 2 Representative Offices in addition to an extensive corresponding bank network.

Bradesco BAC Florida Bank is positioned to meet the demands of Brazilian and Latin American clients located in the United States and who wish to diversify their assets in the global market by offering investment, banking and financing solutions.

Overseas Network	
Branches	
New York	Banco Bradesco S.A.
Grand Cayman	
London	Banco Bradesco Europa
Subsidiaries	
Buenos Aires	Banco Bradesco Argentina S.A.U.
Luxembourg	Banco Bradesco Europa S.A.
New York	Bradesco North America LLC
	Bradesco Securities, Inc.
London	Bradesco Securities UK Limited
Hong Kong	Bradesco Securities Hong Kong Limited
Grand Cayman	Cidade Capital Markets Ltd.
Jalisco	Bradescard México Sociedad de Responsabilidad Limitada
Florida	Bradesco BAC Florida Bank
	Bradesco BAC Florida Investments
	Bradesco Global Advisors
Representative Office	
Hong Kong	Banco Bradesco S.A.
Guatemala	Representaciones Administrativas Internacionales

next

Created in 2017 as a digital bank focused on the hyperconnected generation, next is positioned, today, as a digital platform that has as its objective to simplify everyone's life, provide financial education and be a partner in achieving clients' goals.

The ecosystem of next offers financial and non-financial services. In addition to the checking account and credit and debit card, the client has at his/her disposal options of investments and loans, insurance, financial management tools, salary account, account for children and teens (nextJoy account, in partnership with Disney), mobile phone top-up, exclusive discounts and offers at nextShop, its marketplace launched on November 2021, exclusive benefits in partnership with several brands on the *Mimos* (gratuities) hub and integration with the Apple Pay, Google Pay, Samsung Pay and WhatsApp Pay digital wallets.

The performance of next is based on customer centricity. This premise is followed to the letter with constant investments in the analysis and intelligence of data (analytics), to understand trends and behaviors, helping to anticipate the creation of a new service or suggestion for the client. Customer Experience (UX) and customer service are also key areas, focused on providing the best journey and active listening to demands. By prioritizing the client, next traces its goals aiming at sustainable growth, guaranteeing the quality of the services and actual indexes of satisfaction and engagement in the use of the App.

In the first quarter of 2022, it reached the mark of 11 million clients – a growth of 153% in the last 12 months.

Main products and services

Insurance

Grupo Bradesco Seguros works to provide the best service and a wide range of products and services to policyholders, which made it reach the market leadership in Brazil and Latin America.

This solid path has consistently contributed to the consolidated results of the Bradesco Organization and represents us in offering multiple products for personal, family and business protection in various circumstances and several segments, such as Auto.

R$ million	Mar21
Grupo Bradesco Seguros Indicators	
Recurring Net Income	1,686
Annualized Return on Average Equity (ROAE) - %	18.9%
Shareholders' Equity	32,330
Total Assets	352,139
Free Investments and Coverage of Technical Provisions	328,412
Technical Provisions for Insurance, Pension Plans and Capitalization Bonds	302,928
Revenue from Insurance Premiums, Pension Contributions and Revenue from Capitalization	22,114
Indemnities, Draws and Redemptions Paid	18,797

We have Life Insurances, Health and Dental Plans, Capitalization Bonds, Private Pension Plans and Property and Casualty Insurances, which include Home and Property Insurance for Individuals and companies.

Also, by means of the association between Bradesco Seguros and Swiss Re Corporate Solutions Brasil Seguros S.A., we maintain our presence in the insurance segment of large risks, P&C – Property and Casualty and transport, aimed at medium and large-sized corporate clients of the most diverse segments.

A modern structure is available to policyholders and clients, formed by web and mobile channels, call centers, own dependencies with business teams, Bradesco branches and an active brokers' network, ensuring presence in all regions of the country.

Cards

We have the most complete solution line of means of payment in Brazil, which includes the main card brands, like Elo, Visa, Mastercard and American Express. We also have Private Label cards in partnership with important companies. Through our subsidiary Bradescard México, one of the main consumer credit companies, we serve the Mexican market, operating as one of the largest issuers of credit cards with exclusivity in store chains that are leaders in that country.

We are well-positioned with relevant shareholdings such as Cielo and through Elopar – an investment holding company whose investments include Alelo (benefit cards and pre-paid cards), Livelo (coalition loyalty program), Elo Serviços (brand), and Veloe (mobility and tolls company).

R$66.6 billion in card transactions in the period.

R$2.1 billion in Fee and Commission Income.

Loan Operations

We expanded and diversified offers in the distribution channels, especially in the digital media, supplemented by the Branch Network and Banking Correspondents. Our capillarity allows us to offer loans and financing, directly or through strategic partnerships with various business chains, keeping the focus on improving the customer experience and assessing their real needs.

We are in full operational capability. Our policy guides our management's actions and is constantly updated and consistent with the economic reality.

Among the lines, we highlight:

- **Agribusiness:** we are featured among the biggest financiers in agribusiness, with offers and solutions for the development of production. We usually participate in the 8 largest fairs in the sector and keep agreements with the main manufacturers of agricultural tools of the country. We have 14 Agribusiness Platforms distributed throughout Brazil, which have experts and agronomist engineers, providing advice to the Service Network and rural producers;

- **Special Business:** leader in BNDES – *Banco Nacional de Desenvolvimento Econômico e Social* (National Bank for Social and Economic Development) onlendings, leasing, advance payments to suppliers and guarantees;

- **Real Estate Financing:** we are one of the most important in this market, maintaining the commitment to meet the demands of the sector, financing both the construction industry and the acquisition of real estate by the final borrowers, who have 100% digital hiring for residential properties and digitizing of processes made through real estate partners through APIs. We have 39 Real Estate Platforms and their extensions, with coverage throughout the national territory;

- **For companies:** working capital items, advances on receivables and financing of goods focused on small and medium-sized enterprises. With Bradesco Corporate, the leader in assets of the Brazilian market for large and medium-sized enterprises, we offer complete solutions for different needs and business sectors; and

- **Individual (mass-market):** highlighting all personal loans, payroll-deductible loans, vehicle and revolving credit lines, where we continue transforming our customer experience with these products through the modernization of commercialization and after-sales journeys and the massive use of algorithms and advanced analytics, mapping clients' needs in real time, to respond with the best product and business conditions considering the context and moment of life for each profile, with a smooth, multi-channel approach.

Balance of the main portfolios in the period:

R$ billion	Mar22	Mar21	Variation %
Consumer Financing	**213.4**	**173.8**	**23%**
Payroll-deductible Loans	84.6	72.8	16%
Credit Card	59.1	40.5	46%
Personal Loans	35.8	30.9	16%
CDC / Vehicle Leasing	34.0	29.5	15%
Real Estate Financing	96.1	81.8	17%
Rural Loans	33.2	25.1	32%
BNDES/Finame Onlendings	22.6	22.3	1%
Working Capital	100.5	89.4	12%
Foreign Trade Finance	60.4	66.4	-9%
Sureties, Guarantees and Commercial Portfolio	177.0	149.4	18%
Other	131.3	96.9	35%

Consortia

Our clients, being account holders or not, have the full portfolio of products and services of Bradesco Consórcios (Consortia). We have an integrated base for marketing solutions in synergy with the Branches and Digital Platforms, which guarantees to us market leadership.

R$8.0 billion in revenues in the first three months of the year, resulting in a total portfolio of **R$95.6 billion.**

R$564,5 million in Fee and Commission Income.

1.5 million active quotas, totaling **155.5 thousand** new quotas sold in the period.

Investment Bank

Through Bradesco BBI, our investment bank, we advise our clients on the primary and secondary issuing of shares, merger transactions, purchase and sale of assets, and structuring and distribution of debt instruments. We also perform structured corporate finance operations and projects under the modality of Project Finance. To do this, we have a highly qualified research team. The Global Markets area is responsible for the securities and for the institutional client relationship covering varied sectors and publicly-held companies in São Paulo, Buenos Aires, Mexico, New York, London and Hong Kong.

Asset Management

Our representative in the offering of complete solutions in asset management and investments portfolios, for all the client profiles that we serve, is BRAM – Bradesco Asset Management, one of the market-leading companies. It acts in multiple segments, including many from Banco Bradesco, in addition to Institutional Investors in Brazil and abroad, and various Family Offices, ensuring excellence in service quality.

R$637.0 billion in investment funds and managed portfolios under management in the period.

Ágora Investimentos

Ágora – the investment house of Bradesco – demonstrates agility and flexibility in the era of innovation by providing an open and independent investment platform for both individuals and companies, including Bradesco account holders and non-account holders, with a total of more than 770 thousand investors.

By accessing the Ágora platform, the client can register 100% online and have access to a complete investment portfolio for all profiles, having curated the selection of the best products on the market, bringing together more than 1,000 investment options among more than 130 institutions, with several options from R$1.00. In addition, you can have the personalized advice of our experts to make the best decision when it comes to investing.

Whether via website or Ágora App, the client has a 360º view of the portfolio, daily follow-up of the valuation of its investment portfolio, advanced Home Broker to access the stock market, futures, options, BDRs, ETFs and FIIS listed on B3, in addition to a wide and complete grid of options for investments in fixed income, funds, COEs and private pension, whether of own issue or of third parties.

Still in 2021, Ágora implemented several new day-to-day services for its clients, introducing new advanced trading platforms at Ágora Trader and new incentive programs for beginning investors, such as Ágora Kids and Ágora Universitário. In partnership with Veloe, it offered an exclusive benefit, with no monthly fee for the car tag service for investors to save time in tolls and parking queues, being the first investment house in Brazil to offer such a benefit to clients.

It is worth highlighting the new content platforms, open to clients and non-clients: i) Ágora Academy, a financial education platform that brings together the best business schools in the country and promotes financial education accessible to all (more than 50 free courses, in addition to

specialization, professionalization, postgraduate and MBA courses); and ii) Ágora Play and Cast, to watch daily live streams and podcasts with analysts and experts, learn everything that happens in the market, live or at any time, from wherever you are.

With Ágora, the client finds at its disposal a complete platform of investments, customized service, content, products and exclusive services gathered in one place, which provides a different experience, with comfort and security when investing.

Broker

Through Bradesco Corretora, we exclusively serve the institutional segment, covering investors domiciled in Brazil, the USA, Europe and Asia.

Bradesco Corretora aims to mediate the purchase and sale of shares, future commodity contracts, financial assets, indexes, options, share leases, swaps, fixed-term contracts in the primary and secondary markets, negotiations on the B3 and in the organized over-the-counter market.

It offers a comprehensive investment analysis service, covering the main sectors and companies of the Latin American market, through a team composed of 29 industry analysts. It also has its own teams of economists and fixed-income analysts.

Investments

We have a complete investment platform that aims to provide the client with differentiated investment advice, in a remote and in-person manner, contemplating all the products of Banco Bradesco, Bradesco Asset Management (BRAM), Ágora Investimentos and Bradesco Previdência, considering the moment of life, need and profile of the client.

The investment advice service, in addition to the assistance of branch network managers, has a team of investment experts. Clients also benefit from the recommended portfolios, which combine a diversity of financial products and are established monthly based on the client profile and the domestic and international market perspectives.

Miscellaneous solutions

Capital Market

We provide a broad range of solutions and services for the capital market through modern infrastructure and specialized professionals, with emphasis on Fiduciary Management for Funds, Investment Clubs and Managed Portfolios; Qualified Custody of Securities; Investors and Issuers; Bookkeeping of Securities; and Trustees (Escrow Account). Among the services provided, we highlight our importance in providing Qualified Custody services (Global).

Cash Management

Our Global Cash Management area structures solutions for international companies that operate in the Brazilian market and national companies that operate abroad, maintaining a partnership with 53 international banks and access to the SWIFT network, supporting the opening of accounts for companies recommended by banking partners.

We offer a broad portfolio of products and services, solidity, security, tailored solutions and integration of systemic platforms in order to facilitate the financial management of Companies, Utilities and Public Agencies for the management of accounts receivable and payable and collection of taxes and fees.

Products and services for the Public Sector

Exclusive platforms serve the Public Sector throughout the national territory with Business Managers trained to offer products, services and solutions with quality and safety to the Executive, Legislative and Judicial Powers, federal, state and municipal authorities, as well as Municipalities, Public Foundations, Public and Mixed Capital Companies and the Armed and Auxiliary Forces. Every month,

more than 11.5 million retirees and pensioners of the INSS receive their benefits in Bradesco, which gives it the position of highest payer among all the banks in the Country.

We have nine Specialized Platforms to assist Governments, State Capitals, Courts, Chambers, Public Prosecutor's Offices, Public Defender's Offices, and the Brazilian Municipalities with the highest GDP. We also have 44 Platforms serving other Municipalities and Bodies. Find out more on bradescopoderpublico.com.br.

Technology and Innovation

Of the pillars that underpin our strategy of seeking opportunities for the fulfillment of people and for the sustainable development of companies and society, Digital Transformation is undoubtedly one of the most relevant. And it gains even more strength when connected to our purpose of being agile, efficient, and innovative at all times. After all, we have made the essential commitment of delighting our clients and turning each one into a fan, by providing intuitive, simple and customized experiences that are in line with their expectations and context of life, always through the most convenient channel.

We have been able to realize this ambition with a great focus on innovation and investment of R$6.9 billion in new solutions, products and business models. Technology can provide more autonomy to clients, as well as to strengthen the competitive advantages and the self-service differentials.

In this first quarter, we offer new amenities to Individuals through the Bradesco App. A great example is the Earnings Report platform that consolidates account products (IRPF), real estate financing, consortium and, for Bradesco employees, the payroll, into one document. In addition, clients have the alternative of performing the self-management of transfer limits between Bradesco accounts by their mobile phones. The traditional phone contact for *Fone Fácil* (Contact Center), can now be directed to Bradesco App and BIA Clients services for transactions made by the App or by telephone.

The enhancement of digital channels also includes important improvements in the Cards product. It has become possible to anticipate invoice payments from the total or partial balance in the Cards App before maturity or the cut-off date, freeing the limit for new purchases. Another new feature is the ease of using a new Visa or Elo credit card immediately upon request and approval on the App. Such use should be by mobile phone (payments by contactless payments in physical stores) or online (payments in virtual stores by Digital Wallet).

As far as credit products are concerned, other services have been incremented to the 100% digital journey, such as the 0km vehicle financing process through digital channels. Intuitive, complete and with the support of the BRAIN platform (Bradesco Business Intelligence), the purchase goes through the simulation stages, real-time credit evaluation, documentation submission, digital client signature, vehicle lien, pre-registration of the contract, TED payment to the shopkeeper (concessionaire), evaluation and after-sales.

We are also the first bank to make the service of signing and registering the property available digitally in real estate financing agreements arising from refinancing. And clients can carry out personal loan operations on the Bradesco App to obtain authorization with capitalization guarantee, in addition to investment guarantees, such as funds, CDB, VGBL, LCA and LCI, without the need to go to the Branch. In consortia plans, the purchase can be done at the time and from where the client is through the App or Internet Banking, with the possibility of choosing quotas (real estate, vehicles, trucks and tractors or motorcycles), viewing fees, information on installment values and all details of the operation.

New features have been deployed to investor clients, such as the ability to schedule, by the Bradesco App and at any time, their investments for the next business day. On the Ágora App, a new trading platform brings special features and more than a thousand investment options, new services to update registration details and access to service channels, as well as the Home Broker, the Ágora Academy and the Ágora Cast.

For Corporate clients, there is the option of opening accounts by the Net Empresa App, in the *Empresa Individual* (EI – Individual Company), *Empresa Individual de Responsabilidade Limitada* (EIRELI – Individual Limited Liability Company) and *Sociedade Limitada Unipessoal* (SLU – Single-Member Limited Liability Company). With an incredible combination of ease, practicality and speed, in just a few minutes, the process is already forwarded to formalization. And we have integrated the opening of the account

and contracting of the Cielo Affiliation via the Financial Terminal. The results of this digital commitment are already quite concrete: in the last period, we recorded a 60% growth in the amount of financial transactions carried out by the Mobile PJ (for Companies).

As an extension of the Insurance Company's solutions, now Bradesco clients are able to contract *Vida Viva* Bradesco life insurance 100% online. They, therefore, guarantee protection with a flexible and customizable product, which has 19 coverages, 17 types of assistance and many benefits. Through Bradesco Seguros website, it is possible to open a claim for life and pension products, send documents and follow up processes in a simple and intuitive manner.

So, we are keeping an eye on new opportunities and trends, focusing on the evolution of our business models. We believe that this is the way we remain at the forefront in the various segments and areas in which we operate. In this trajectory, the intensification of the Cloud use is another relevant step. Its combination with advanced analytics allows us to have a more complete view of each client's profile. This is certainly a huge leap forward so that we can understand their expectations and meet their needs in real time. The client’s journey drives us to further rethink processes, create solutions, deliver new experiences, and form partnerships. All with deployments in the shortest possible time and with continuous learning. This exponential growth is cutting edge with a milestone in the digital transformation of our ecosystem, making it even more innovative, sustainable and with many possibilities on the horizon.

Sustainability for Bradesco

The commitment to sustainable development is one of the drivers of our business and is expressed in Bradesco's Statement of Purpose. We understand the management of environmental, social, and governance (ESG) aspects as essential for the growth and continuity of our Organization, in addition to allowing us to share value with shareholders, employees, suppliers, clients and the society.

We structured our Sustainability Strategy on six pillars: Sustainable Business, Climate Change, Customer Relationship, Diversity & Inclusion, Innovation and Private Social Investment. Our work is aligned with the Sustainable Development Goals (SDGs) of the UN.

Highlights of the quarter:

- We issued in January 2022 our first international Sustainable Bond worth US$500 million, following the scope of Bradesco's Sustainable Finance Framework, and with verification and advice from Sustainalytics (a verifier company specializing in sustainable business).
- We followed by extending support to our clients through the structuring of bonds linked to socio-environmental indicators (sustainability-linked bonds), like the agreement for the first issue of debts with ESG goals of the Volkswagen assembler in the Brazilian market, issued in February 2022.
- For the fourth consecutive year, we are Silver category in the Global S&P Sustainability Yearbook, which places us among the 5% with the best ESG evaluation of the banking sector in the world.
- We integrated the 2022 portfolio of the CDP Index of Climate Resilience, maintaining ourselves among the best performing companies in the integration of climate issues in their strategy and risk management.
- We are seventh in the Merco ranking of companies with the best corporate reputation in Brazil and first in the sector-based ranking, which evaluates companies that provide financial services.
- For the fourth consecutive year, we have integrated the Bloomberg Gender-Equality Index, which is recognized among the best performing companies in metrics related to gender equity in the workplace. We are also among the best companies in Brazil in diversity, respect and racial equity, recognized with emphasis on the Racial Equity Index (IERE) – a partnership of the Corporate Initiative for Racial Equality with the *IstoÉ Dinheiro* magazine.

We are committed to the sustainable development of Brazil and continue our journey of engagement and support to our clients and partners in the transition to a greener and more inclusive economy.

Follow our evolution through the websites bradescori.com.br and bradescosustentabilidade.com.br.

Human Resources

One of the most important pillars that support the Organization as well as one of the reasons for our success that we would like to recognize is the people who work here. Therefore, the model of Human Capital Management is based on excellence, respect, transparency and continuous investment for the development and improvement of employees. We provide them and the other associates an ethical, healthy and safe environment, seeking to inspire, support and cooperate in the construction and recognition of their personal beliefs and values, sharing of knowledge and appreciation of the human being without any kind of discrimination.

We keep our teams motivated and in constant harmony with the market. Our teams are composed of people able and willing to offer a highly qualified public service to all by means of career growth opportunities, constant recognition and challenges, training and development, differentiated compensation and benefits, appreciation of diversity, and balance between work and family life.

Health is a vector of transformation in people's lives. That is why a culture based on prevention and promotion of healthy habits and behaviors prevails in the Organization. *Viva Bem* (Living Well), the health, well-being and life quality program of Bradesco, structured into three major pillars – balance, health and movement –, provides the necessary support and care for the employees in all the stages of their journeys. Family members also have access to this health care network, ensuring peace of mind, because respect for people is an integral part of our corporate culture.

This culture of health and well-being, allied to the technological support and the safety measures, has contributed for us to structure and adopt contingency measures to cope with Covid-19. Following the recommendations of the national and international regulatory agencies (WHO, ILO, Ministry of Health and ANVISA) and considering the current moment of flexibility, Bradesco intensified its efforts in the issues related to virus prevention.

Among other actions, we adapted the working model to improve the agility to treat positive cases in the dependencies and implemented a new sanitization process, replacing the health care in working environments, providing business continuity without the need to close the site, always focused on the employees' health.

We also reinforced communications on the use of the mask, preventive care, and support channels for employees and households.

In addition to health care, the education and the promotion of diversity gained prominence. Unibrad – Corporate University of Bradesco highlighted the interest and importance of distance learning courses, especially during the pandemic, a period in which more than 80 learning courses traditionally administered in person migrated to an online/virtual environment. Among the themes are short-term solutions geared to specific needs, such as preventing the Covid-19, mental health, remote work and adaptation of routines.

Finally, with much pride, we communicate that our ongoing commitment to adopt practices that support and foster a healthy, balanced, diverse and inclusive environment, has once again been recognized by various institutions, such as the 2022 Top Employers Certification, for companies with excellence in people management and employer branding, the list of LinkedIn Top Companies Brazil 2022, a survey that brings 25 companies from various sectors that operate in the country offering the best opportunities for professional growth, and the Bloomberg Gender-Equality Index 2021 (GEI), which evaluates publicly-held companies according to gender equity practices.

Much more than policies and practices, we consolidated a culture of respect disseminated by the awareness of the value of people, of their identities and competencies.

At the end of the period, the Organization had 87,488 employees, of which 75,476 of Bradesco and 12,012 of Affiliated Companies. Among outsourced employees, we had 8,593 associates and 2,112 interns.

Corporate Governance

The Shareholders' Meeting is the highest body of our governance. In this meeting, the members of the Board of Directors are elected for a single two-year term of office. It is composed of eleven members, four of which are independent and responsible for establishing, supervising and monitoring the corporate strategy, whose responsibility for implementation is of the Statutory Board of Executive Officers, in addition to reviewing the business plans and policies. The positions of Chairman of the Board of Directors and Chief Executive Officer, under the Company's Bylaws, are not cumulative.

Assisted by a Governance Department, the Body ordinarily meets six times a year, and extraordinarily when the interests of the company so require. With its own Charter, the Board also has an Annual Calendar of Meetings set by its Chairman. In the first three months of 2022, 11 meetings were held, one of which was annual and 10 were special.

The Internal Audit reports to the Board of Directors, in addition to six committees, the statutory ones, which are the Audit and Remuneration committees; and the non-statutory ones, which are the Integrity & Ethical Conduct, Risks, Sustainability & Diversity, and Nomination & Succession committees. Various executive committees assist in the activities of the Board of Executive Officers, all regulated by their own charters.

In the role of Supervisory Body for the acts of the managers, and with permanent performance since 2015, we have the Fiscal Council, also elected by the shareholders and with a single term of one

year. It is composed of five effective members and their respective alternates – two of them are elected by minority shareholders.

Our Organization is listed in Tier 1 of Corporate Governance of B3 – Brazilian Exchange & OTC, and our practices attest to the commitment to the generation of value for shareholders, employees and society. Further information on corporate governance is available on the Investor Relations website (banco.bradesco/ri – Corporate Governance section).

Internal Audit

It is the responsibility of the Department of Audit and General Inspectorship, which reports functionally to the Board of Directors and is responsible for independently assessing the effectiveness of risk management, including how the areas of business, support and internal controls achieve their objectives.

The performance is based on standards of The Institute of Internal Auditors (IIA) and on national and international best practices, and covers Audit/Inspection services (assessments in the context of products and services, projects, Information technology, routines and/or business), Specific Examinations (facts or situations arising from demands, occurrences, complaints, etc.), Monitoring (benchmarking of risk indicators) and Consulting (advice and related services) in the scope of the Bradesco Organization and, where applicable, of third parties/suppliers.

Policy for Distribution of Dividends and Interest on Shareholders' Equity

In the first quarter of 2022, Bradesco's Shares, with high level of liquidity (BBDC4), accounted for 4.6% of Ibovespa. Our shares are also traded abroad, on the New York Stock Exchange, by means of ADR – American Depositary Receipt – Level 2, and on the Stock Exchange of Madrid, Spain, through DRs, which integrate the Latibex Index.

Bradesco's securities also took part in other important indexes, such as the Special Tag-Along Stock Index (ITAG), the Special Corporate Governance Stock Index (IGC), the Brazil Indexes (IBrX50 and IBr100). Bradesco's presence in these indexes strengthens our constant search for the adoption of good practices of corporate governance, economic efficiency, environmental ethics and responsibility.

As minimum mandatory dividends, shareholders are entitled to 30% of the net income, in addition to the Tag Along of 100% for the common shares and of 80% for the preferred shares. Also, granted to the preferred shares are dividends 10% higher than those given to the common shares.

Integrated Risk Control

Corporate risk control management occurs in an integrated and independent manner, preserving and valuing the Board's decisions, generating and carrying out methodologies, models and measurement and risk control tools. Adverse impacts may result from multiple factors and are reduced through the framework of risks and a sound governance structure, which involves the Integrated Risk Management and Capital Allocation Committee, the Risks Committee and the Board of Directors.

The Bradesco Organization has extensive operations in all segments of the market, and, like any large institution, is exposed to various risks. Thus, risk management is strategically highly important due to the increasing complexity and variety of the products and services and, also, the globalization of our business. We constantly adopt mechanisms of identification and monitoring, making it possible to anticipate the development and implementation of actions to minimize any adverse impacts.

According to the list of risks, the main highlights are: Credit, Market, Operational, Subscription, Liquidity, Socio-environmental, Strategy, Reputation, Model, Contagion, Compliance and Cybersecurity. In an attempt to precipitate or reduce effects, in case they occur, we seek to identify and monitor any emerging risks, among them, issues related to global growth, international geopolitical issues and the economic and fiscal situation of Brazil. We also consider the risks posed by climate change and by technological innovation in financial services.

Independent Validation of Models

Models are quantitative tools that provide a synthesis of complex issues, the standardization and automation of decision making, and the possibility of reusing internal and external information. This improves efficiency both by reducing the costs associated with manual analysis and decision making and by increasing accuracy. Its use is an increasingly widespread practice, especially due to technological advances and new artificial intelligence techniques.

We use models to support the decision-making process and to provide predictive information in various areas of the business, such as risk management, capital calculation, stress testing, pricing, as well as other estimates from models to assess financial or reputation impacts.

In the case of simplifications of reality, however, the models are subject to risks, which may cause adverse consequences due to decisions based on incorrect or obsolete estimates or, even, inappropriate use. In order to identify and mitigate these risks, in addition to ensuring adherence to established compliance standards, the Independent Model Validation Area (AVIM) of the Compliance, Conduct and Ethics Department effectively acts in strengthening the use of models, performing acculturation actions, and disseminating good modeling practices. In parallel, it monitors the mitigation of limitations and weaknesses of the models and performs reports to the respective managers, to the Internal Audit, Technical Commission for the Evaluation of Models and Risk Committees.

Compliance, Ethics Integrity and Competition

Seen as the standards that affirm our values and govern the daily interactions and decisions, the Compliance, Integrity and Competition Programs cover the entire Bradesco Organization, also extending to suppliers, business partners and correspondents in Brazil, service providers and subsidiaries, elucidating the high standards of conduct and ethical principles that we have.

These principles are supported by policies, standards and training programs for professionals by aggregating excellence in procedures and controls and seeking prevention, identification, mitigation, monitoring and reporting of Compliance Risks and any actions considered as a violation of the Code of Ethical Conduct, and/or an operation and situation with indications of connection to illegal activities, aimed at the adoption of appropriate actions.

The control methodologies and procedures are objects of evaluation and constant improvement in accordance with current and applicable laws and regulations, as well as with the best market practices, supported by the Organization's Board of Directors.

Independent Audit

In compliance with CVM Instruction No. 381/03, the Bradesco Organization hired services by KPMG Auditores Independentes (Independent Auditors) that were not related to the Financial Statements Audit at a level lower than 5% of the total fees related to Independent Audit.

Bradesco Organization has an Independent Audit Hiring Policy with guidelines related to governance, transparency, compliance, objectivity and independence in hiring and providing the Bradesco Organization's Financial Statements Audit, and that disseminates the corporate culture of compliance with not hiring the same company for other services that may be considered an eventual conflict of interest and loss of independence in the execution of its activities.

Social Investments

Fundação Bradesco

Established in 1956, Fundação Bradesco is our main social sustainability action and the largest private socio-educational investment program in Brazil, allowing us to fulfill one of our most important commitments: to grow without failing to look around and contribute to the development of the country. We are based on the belief that education is the path to promote equal opportunities and personal and collective achievement, as well as a means to build a society that is more worthy, fair and productive. Our educational structure includes the offer of quality education, the development of competencies and cognitive and socio-emotional skills, creating a path for the formation of citizens, the constitution of their personal, cultural and social identity and their insertion in the employment market. With 40 own schools located in regions with pronounced socioeconomic vulnerability, we are present in all Brazilian states and the Federal District.

Total budget for 2022 is **R$1.0 billion**, of which:

R$734 million are allocated for Activity Expenses.

R$279 million are for investments in Infrastructure and Educational Technology.

And these investments allow us to have:

66,958 students in Basic Education – Kindergarten to Secondary Education and Technical Education at Secondary Level –, Youth and Adults Education and Initial and Continuing Education focused on the creation of jobs. The more than 40 thousand students of Basic Education will also receive, without cost, uniforms, school supplies, meals, medical and dental assistance;

More than 2.3 million students to complete at least one of the courses offered in their program in the *EaD* – Distance Learning modality –, by means of their e-learning portal "Escol@ Virtual" (Virtual School); and

7,000 beneficiaries in projects and actions in partnerships, such as educational and information technology courses and lectures.

Bradesco Esportes (Sports)

We encourage sport as an activity to support the development of children and young people by means of Bradesco Esportes e Educação (Sports and Education) Program. In more than 30 years of existence, we favor the promotion of health and the enhancement of talents through the teaching of female volleyball and basketball. We do it in all the schools of Fundação Bradesco, municipal sports centers, public and private schools and in its Center of Sports Development with 1,200 girls being trained. Participants also receive civic education instruction. Those at Specialists Centers are offered health insurance, transportation, food, an allowance and other benefits.

Recognitions

- Integrate the **Bloomberg Gender-Equality Index 2022**, which assesses publicly-held companies according to gender equity practices (Bloomberg).
- For the third consecutive year, we received the **Top Employers 2022**, an international certification for companies with excellence in people management and employer branding (Top Employer Institute).
- We received the **Excellence in People Management** Award, which identifies and recognizes the practices and level of investment of companies in the valuation of people (*Gestão* RH and FGV in Company).
- We received the **Best Private Bank (Brazil) 2022** award, which highlights the effectiveness of B2B and B2C businesses, recognizing companies that guarantee the satisfaction of their clients and work for the development and growth of the entire market (World Economic Magazine).
- For the seventh time, Bradesco BBI was elected the **Best Brazilian Investment Bank 2022** (Global Finance Magazine).
- We received the **Brazilian Ombudsmanship 2021** (Brazilian Association of Company-Customer Relations) award.
- For the tenth consecutive time, BRAM was recognized as the manager with the **Best Funds in the Ranking with Money** (Investidor Institucional Magazine).
- We were second on the **Linkedln Top Companies (Brazil) 2022** list, which brings 25 companies from various sectors that operate in the country offering the best opportunities for professional growth (LinkedIn).

Acknowledgments

The first quarter of 2022 is over and hopes for better times are solidified. The world is being restored, still under care, but it guarantees us a life closer to normality. We are with the Brazilian people, who tirelessly reinvent themselves, something we have in our spirit and vision of the future, to contribute to the growth and development of the country. As always, we appreciate the trust that our clients and shareholders place in us and, with the same importance, our employees and other associates, who help us keep the Bradesco family even more alive.

Cidade de Deus, May 5, 2022

Board of Directors and Board of Executive Officers

Independent Auditors´ review report of condensed interim consolidated financial information

To
Board of Directors and Shareholders of
Banco Bradesco S.A.
Osasco – SP

Introduction

We have reviewed the interim consolidated balance sheet of Banco Bradesco S.A. ("Bradesco" or "Bank"), as of March 31, 2022, and the related statements of income, comprehensive income, changes in shareholders' equity and cash flows for the three-month period then ended, including the main explanatory notes ("condensed interim consolidated financial information").

Management of Bradesco is responsible for the preparation of this condensed consolidated interim financial information in accordance with the international standard IAS 34 – Interim Financial Reporting issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on this condensed consolidated interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed interim consolidated financial information does not present fairly, in all material respects, the consolidated financial position of Bradesco as at March, 31, 2022, the consolidated performance of its operations and its consolidated cash flows for the three month period then ended, in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

São Paulo, March 5th, 2022

KPMG Auditores Independentes Ltda
CRC 2SP-014428/O-6

Original report in Portuguese signed by
Cláudio Rogélio Sertório

Accountant CRC 1SP212059/O-0

The members of the Fiscal Council, in the exercise of their legal and statutory duties, examined the Management Report and the Financial Statements of Banco Bradesco S.A., referring to the first quarter of 2022, and, in view of the reports of KPMG Auditores Independentes, are of the opinion that the aforementioned pieces adequately reflect the equity and financial position of the Company.

Cidade de Deus, Osasco, SP, May 5, 2022

José Maria Soares Nunes

Domingos Aparecido Maia

Joaquim Caxias Romão

Ivanyra Maura de Medeiros Correia

Cristiana Pereira

	Note	R$ thousand	
		Three months ended on March 31	
		2022	2021
Interest and similar income		44,290,509	29,023,974
Interest and similar expenses		(29,213,446)	(10,356,791)
Net interest income	6	**15,077,063**	**18,667,183**
Fee and commission income	7	6,566,253	6,181,664
Net gains/(losses) on financial assets and liabilities at fair value through profit or loss	8	1,292,715	(1,076,546)
Net gains/(losses) on financial assets at fair value through other comprehensive income	9	1,151,308	(738,440)
Net gains/(losses) on foreign currency transactions	10	3,125,745	(1,580,336)
Gross profit from insurance and pension plans	11	**1,437,639**	**1,575,632**
- Insurance and pension income		20,511,969	18,180,636
- Insurance and pension expenses		(19,074,330)	(16,605,004)
Other operating income		**7,007,407**	**(1,819,690)**
Expected loss on loans and advances	23	(4,880,356)	(2,215,212)
Expected loss on other financial assets	21 and 24	(143,760)	121,629
Personnel expenses	12	(5,107,511)	(4,748,178)
Other administrative expenses	13	(3,857,856)	(3,626,835)
Depreciation and amortization	14	(1,374,001)	(1,465,151)
Other operating income/(expenses)	15	(3,121,981)	(3,503,082)
Other operating expense		**(18,485,465)**	**(15,436,829)**
Income before income taxes and share of profit of associates and joint ventures		**10,165,258**	**7,592,328**
Share of profit of associates and joint ventures	26	217,377	202,151
Income before income taxes and non-controlling interests		**10,382,635**	**7,794,479**
Income taxes	16	(3,113,880)	(1,612,585)
Net income for the period		**7,268,755**	**6,181,894**
Attributable to shareholders:			
Shareholders of the parent		7,222,208	6,120,950
Non-controlling interest		46,547	60,944
Basic and diluted earnings per share based on the weighted average number of shares (expressed in R$ per share):			
– Earnings per common share	17	0.64	0.55
– Earnings per preferred share	17	0.71	0.60

The Notes are an integral part of the Consolidated Financial Statements.

	Note	R$ thousand	
		Three months ended on March 31	
		2022	2021
Net income for the period		7,268,755	6,181,894
IItems that are or may be reclassified to the Consolidated Statement of Income			
Financial assets at fair value through other comprehensive income			
- Unrealized gains/(losses)		(2,092,541)	(7,348,329)
Gains/(losses) transferred to income	9	1,151,308	(741,403)
- Tax effect		394,487	3,344,124
Unrealized gains/(losses) on hedge	20		
- *Cash flow hedge*		(363,681)	390,156
- *Hedge of investment abroad*		429,033	(267,862)
- Tax effect		(33,632)	(55,033)
Exchange differences on translations of foreign operations			
Foreign exchange on translations of foreign operations		(236,678)	27,006
Items that can not be reclassified to the consolidated statement of income			
Gains/(losses) on equity instruments at fair value through other comprehensive income		(233,003)	2,359,389
Tax effect		95,717	(949,746)
Other		29	10
Total other comprehensive income		(888,961)	(3,241,688)
Total comprehensive income for the period		6,379,793	2,940,206
Attributable to shareholders:			
Shareholders of the parent		6,333,246	2,879,262
Non-controlling interest		46,547	60,944

The Notes are an integral part of the Consolidated Financial Statements.

			R$ thousand
	Note	On March 31, 2022	On December 31, 2021
Assets			-
Cash and balances with banks	18	104,021,351	108,601,632
Financial assets at fair value through profit or loss	19a	308,532,544	336,560,965
Financial assets at fair value through other comprehensive income	21	186,431,595	193,516,537
Financial assets at amortized cost			
- Loans and advances to financial institutions, net of provision for losses	22	123,661,860	83,426,816
- Loans and advances to customers, net of provision for losses	23	580,769,012	573,032,622
- Securities, net of provision for losses	24	183,195,705	178,819,275
- Other financial assets	29	73,961,515	64,411,451
Non-current assets held for sale	25	1,163,211	1,196,272
Investments in associates and joint ventures	26	7,875,706	7,557,566
Premises and equipment, net	27	13,998,652	13,513,105
Intangible assets and goodwill, net	28	16,345,710	14,911,007
Taxes to be offset	16g	13,343,796	13,286,829
Deferred income tax liabilities	16c	80,500,536	78,743,461
Other assets	29	7,574,843	7,994,655
Total assets		1,701,376,036	1,675,572,193
			0
Liabilities			-
Liabilities at amortized cost			-
- Deposits from banks	30	280,209,959	279,009,280
- Deposits from customers	31	545,390,853	569,726,250
- Securities issued	32	179,041,539	166,228,542
- Subordinated debts	33	49,715,621	54,451,077
- Other financial liabilities	37	103,087,961	86,407,304
Financial liabilities at fair value through profit or loss	19c	20,991,085	14,265,283
Other financial instruments with credit risk exposure			
- Loan Commitments	23	2,976,620	3,315,190
- Financial guarantees	23	1,475,668	2,066,167
Insurance technical provisions and pension plans	34	294,345,089	286,386,634
Other reserves	36	25,374,796	25,536,619
Current income tax liabilities		2,092,254	2,059,223
Deferred income tax liabilities	16c	763,383	208,035
Other liabilities	37	41,688,942	35,683,882
Total liabilities		**1,547,153,770**	**1,525,343,486**
			-
Shareholders' equity	38		-
Capital		87,100,000	83,100,000
Treasury shares		-	(666,702)
Capital reserves		35,973	35,973
Profit reserves		67,260,264	67,250,114
Additional paid-in capital		70,496	70,496
Other comprehensive income		(1,894,530)	(1,005,569)
Retained earnings		1,205,533	992,525
Equity attributable to shareholders of the parent		**153,777,736**	**149,776,837**
Non-controlling interest		**444,530**	**451,870**
Total equity		**154,222,266**	**150,228,707**
Total equity and liabilities		1,701,376,036	1,675,572,193

The Notes are an integral part of the Consolidated Financial Statements.

R$ thousand

	Capital	Treasury shares	Capital reserves	Profit reserves		Additional paid-in capital	Other comprehensive income (1)	Retained earnings	Equity attributable to controlling shareholders of the parent	Non-controlling interest	Total
				Legal	Statutory						
Balance on January 1, 2021	79,100,000	(440,514)	35,973	10,450,722	48,534,307	70,496	8,103,343	(234,109)	145,620,218	497,156	146,117,374
Net income	-	-	-	-	-	-	-	6,120,950	6,120,950	60,944	6,181,894
Financial assets at fair value through other comprehensive income	-	-	-	-	-	-	(3,268,704)	-	(3,268,704)	-	(3,268,704)
Foreign currency translation adjustment	-	-	-	-	-	-	27,006	-	27,006	-	27,006
Other	-	-	-	-	-	-	10	-	10	-	10
Comprehensive income	-	-	-	-	-	-	(3,241,688)	6,120,950	2,879,262	60,944	2,940,206
Capital increase with reserves	4,000,000	-	-	-	(4,000,000)	-	-	-	-	-	-
Transfers to reserves	-	-	-	307,646	3,782,235	-	-	(4,089,881)	-	-	-
Cancellation of treasury shares	-	440,514	-	-	(440,514)	-	-	-	-	-	-
Interest on equity and dividends	-	-	-	-	-	-	-	(2,063,037)	(2,063,037)	(17,072)	(2,080,109)
Balance on March 31, 2021	83,100,000	-	35,973	10,758,368	47,876,028	70,496	4,861,655	(266,077)	146,436,443	541,028	146,977,471
Balance on January 1, 2022	83,100,000	(666,702)	35,973	11,548,007	55,702,107	70,496	(1,005,569)	992,525	149,776,837	451,870	150,228,707
Net income	-	-	-	-	-	-	-	7,222,208	7,222,208	46,547	7,268,755
Financial assets at fair value through other comprehensive income	-	-	-	-	-	-	(652,312)	-	(652,312)	-	(652,312)
Foreign currency translation adjustment	-	-	-	-	-	-	(236,678)	-	(236,678)	-	(236,678)
Other	-	-	-	-	-	-	29	-	29	-	29
Comprehensive income	-	-	-	-	-	-	(888,961)	7,222,208	6,333,247	46,547	6,379,794
Capital increase with reserves	4,000,000	-	-	-	(4,000,000)	-	-	-	-	-	-
Transfers to reserves	-	-	-	350,460	4,326,392	-	-	(4,676,852)	-	-	-
Cancellation of treasury shares	-	666,702	-	-	(666,702)	-	-	-	-	-	-
Interest on equity and dividends	-	-	-	-	-	-	-	(2,332,348)	(2,332,348)	(53,887)	(2,386,235)
Balance on March 31, 2022	87,100,000	-	35,973	11,898,467	55,361,797	70,496	(1,894,530)	1,205,533	153,777,736	444,530	154,222,266

The Notes are an integral part of the Consolidated Financial Statements.

	R$ thousand	
	Three months ended on March 31	
	2022	2021
Operating activities		
Income before income taxes and non-controlling interests	10,382,635	7,794,479
Adjustments to reconcile income before income tax to net cash flow from operating activities:		
Expected loss on loans and advances	4,880,356	2,215,212
Changes in the insurance technical provisions and pension plans	9,443,289	7,927,501
Net Gains/(Losses) on financial assets at fair value through other comprehensive income	(1,151,308)	738,440
Expenses with provisions and contingent liabilities	916,443	657,528
Impairment of non-financial assets	143,760	(121,629)
Depreciation	615,645	720,720
Amortization of intangible assets	758,356	744,431
Share of profit of associates and joint ventures	(217,377)	(202,151)
(Gains)/Losses on disposal of non-current assets held for sale	(83,588)	(36,032)
(Gains)/Losses from disposal of property and equipment	10,773	14,760
(Gains)/Losses on the sale of investments in associates	(348,860)	-
Effect of changes in exchange rates in cash and cash equivalents	(527,872)	(812,884)
Changes in assets and liabilities:		
(Increase)/Decrease in compulsory deposits with the Brazilian Central Bank	2,748,587	(96,819)
(Increase)/decrease in loans and advances to banks	3,757,289	(7,368,318)
(Increase)/decrease in loans and advances to customers	(34,741,296)	(36,037,612)
(Increase)/decrease in financial assets at fair value through profit or loss	28,028,421	(5,826,266)
(Increase)/Decrease in other assets	(16,073,139)	(26,897,508)
Increase/(decrease) in deposits from banks	6,214,039	32,665,253
Increase/(decrease) in deposits from customers	(16,845,068)	(8,153,007)
Increase/(decrease) in financial liabilities at fair value through profit or loss	6,725,802	2,468,983
Increase/(decrease) in insurance technical provisions and pension plans	(1,484,834)	(7,303,360)
Increase/(decrease) in other provisions	(1,078,266)	(1,175,057)
Increase/(decrease) in other liabilities	23,053,175	22,064,571
Cash generated by operations	25,126,962	(16,018,765)
Interest received on investing financial assets	21,631,948	15,490,306
Interest paid on financing liabilities	(13,664,174)	(5,807,386)
Income tax and social contribution paid	(3,024,117)	(2,272,020)
Net cash provided by/(used in) operating activities	30,070,619	(8,607,865)
Investing activities		
(Acquisitions) of subsidiaries, net of cash and cash equivalents	(623,966)	(183,172)
(Acquisition) of financial assets at fair value through other comprehensive income	(56,021,360)	(68,061,528)
Disposal of financial assets at fair value through other comprehensive income	61,617,799	27,972,936
Maturity of financial assets at amortized cost	23,837,185	3,289,156
(Acquisition) of financial assets at amortized cost	(29,796,292)	(5,204,438)
Disposal of non-current assets held for sale	221,554	171,533
Dividends and interest on shareholders' equity received	71,262	67,513
(Acquisition) of property and equipment	(1,291,171)	(372,423)
Sale of property and equipment	166,304	345,521
(Acquisition) of intangible assets	(2,143,544)	(519,518)
Interest received on investing financial assets	10,707,833	6,263,570
Net cash provided by/(used in) investing activities	6,745,604	(36,230,850)
Financing activities		
Funds from securities issued	34,929,854	20,044,769
Payments on securities issued	(20,102,722)	(23,493,740)
Funds from subordinated debt issued	631,500	-
Payments on subordinated debts	(5,655,792)	(9,567,745)
Lease payments	(492,726)	(260,058)
Non-controlling interest	(53,887)	(17,072)
Interest paid on financing liabilities	(4,781,853)	(1,321,633)

	R$ thousand	
	Three months ended on March 31	
	2022	2021
Interest on Shareholders' Equity/Dividends Paid	(436,669)	(3,571,351)
Acquisition of treasury shares	-	-
Net cash provided by/(used in) financing activities	4,037,705	(18,186,830)
(Decrease)/Increase in cash and cash equivalents	40,853,928	(63,025,545)
Cash and cash equivalents		
At the beginning of the year	71,386,319	190,820,989
Effect of changes in exchange rates in cash and cash equivalents	527,872	812,884
At the end of the year	112,768,119	128,608,328
(Decrease)/Increase in cash and cash equivalents	40,853,928	(63,025,545)
Non-cash transactions		
Credit operations transferred to non-current assets held for sale	114,560	281,290
Dividends and interest on equity declared but not yet paid	1,858,088	1,722,425
(Gains)/losses on financial assets at fair value through other comprehensive income	652,312	3,268,704

The Notes are an integral part of the Consolidated Financial Statements.

1) GENERAL INFORMATION

Banco Bradesco S.A. ("Bradesco", the "Bank", the "Company" or, together with it's subsidiaries, the "Group") is a publicly-traded company established according to the laws of the Federative Republic of Brazil with headquarters in the city of Osasco, state of São Paulo, Brazil.

Bradesco is a bank that provides multiple services within two segments: banking and insurance. The Bank is subject to the Brazilian banking regulations and operates throughout all of Brazil. The banking segment includes a range of banking activities, serving individual and corporate customers in the following operations: investment banking, national and international banking operations, asset management operations and consortium administration. The insurance segment covers auto, health, life, accident and Non-Life insurance and Pension Plans, real estate ventures and capitalization bonds.

The retail banking products include demand deposits, savings deposits, time deposits, mutual funds, foreign exchange services and a range of loans and advances, including overdrafts, credit cards and loans with repayments in installments. The services provided to corporate entities include fund management and treasury services, foreign exchange operations, corporate finance and investment banking services, hedge and finance operations including working capital financing, lease and loans with repayments in installments. These services are provided, mainly, in domestic markets, but also include international services on a smaller scale.

The Company was originally listed on the São Paulo Stock Exchange ("B3") and then subsequently on the New York Stock Exchange ("NYSE").

The condensed interim consolidated financial statements, in accordance with the IFRS, as issued by IASB, were approved by the Board of Directors on May 5, 2022.

2) SIGNIFICANT ACCOUNTING POLICIES

These condensed interim consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The condensed interim consolidated financial statements were elaborated in accordance with the requirements of IAS 34, interim financial statements.

The preparation of the condensed interim consolidated financial statements requires the use of estimates and assumptions which affect the reported amounts of assets and liabilities, as well as the disclosure of contingent assets and liabilities at the date of the financial statements, and the profit and loss amounts for the year. The consolidated financial statements also reflect various estimates and assumptions, including, but not limited to: adjustments to the provision for expected losses of financial assets; estimates of the fair value of financial instruments; depreciation and amortization rates; impairment losses on non-financial assets; the useful life of intangible assets; evaluation of the realization of deferred tax assets; assumptions for the calculation of technical provisions for insurance, supplemental Pension Plans and capitalization bonds; provisions for contingencies and provisions for potential losses arising from fiscal and tax uncertainties. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 34.

The condensed interim consolidated financial statements were prepared in accordance with methods and criteria in relation to those adopted for the annual financial statements for the year ended December 31, 2021 and must be analyzed in conjunction with those financial statements. Certain figures included

in these consolidated financial statements have been subject to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

a) Consolidation

The consolidated financial statements include the financial statements of Bradesco and those of its direct and indirect subsidiaries, including exclusive mutual funds and special purpose entities.

The main subsidiaries included in the consolidated financial statements are as follows:

	Headquarters' location	Activity	Equity interest		Total participation of the Voting Capital	
			On March 31, 2022	On December 31, 2021	On March 31, 2022	On December 31, 2021
Financial Sector – Brazil				-		-
Ágora Corretora de Títulos e Valores Mobiliários S.A.	São Paulo - Brazil	Brokerage	100.00%	100.00%	100.00%	100.00%
Banco Bradescard S.A.	São Paulo - Brazil	Cards	100.00%	100.00%	100.00%	100.00%
Banco Bradesco BBI S.A.	São Paulo - Brazil	Investment bank	100.00%	100.00%	100.00%	100.00%
Banco Bradesco BERJ S.A.	São Paulo - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco Financiamentos S.A.	São Paulo - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Banco Losango S.A. Banco Múltiplo	Rio de Janeiro - Brasil	Banking	100.00%	100.00%	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	São Paulo - Brazil	Consortium management	100.00%	100.00%	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	São Paulo - Brazil	Leases	100.00%	100.00%	100.00%	100.00%
Bradesco-Kirton Corretora de Câmbio S.A.	São Paulo - Brazil	Exchange Broker	99.97%	99.97%	99.97%	99.97%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	São Paulo - Brazil	Brokerage	100.00%	100.00%	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	São Paulo - Brazil	Asset management	100.00%	100.00%	100.00%	100.00%
Kirton Bank S.A. Banco Múltiplo	São Paulo - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Banco Digio S.A. (1)	São Paulo - Brazil	Digital Bank	100.00%	0.00%	100.00%	0.00%
Tempo Serviços Ltda.	Minas Gerais - Brasil	Services	100.00%	100.00%	100.00%	100.00%
Financial Sector – Overseas						
Banco Bradesco Argentina S.A.U. (2)	Buenos Aires - Argentina	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco Europa S.A. (2)	Luxembourg - Luxembourg	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (2) (3)	Georgetown - Cayman Islands	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco S.A. New York Branch (2)	New York - Estados Unidos	Banking	100.00%	100.00%	100.00%	100.00%
Bradesco Securities, Inc. (2)	New York - Estados Unidos	Brokerage	100.00%	100.00%	100.00%	100.00%
Bradesco Securities, UK. Limited (2)	London - United Kingdom	Brokerage	100.00%	100.00%	100.00%	100.00%
Bradesco Securities, Hong Kong Limited (2)	Hong Kong - China	Brokerage	100.00%	100.00%	100.00%	100.00%
Cidade Capital Markets Ltd. (2)	Georgetown - Cayman Islands	Banking	100.00%	100.00%	100.00%	100.00%
Bradescard México, sociedad de Responsabilidad Limitada (4)	Jalisco - México	Cards	100.00%	100.00%	100.00%	100.00%
Bradesco Bac Florida Bank (5)	Florida - United States	Banking	100.00%	100.00%	100.00%	100.00%
Insurance, Pension Plan and Capitalization Bond Sector - In Brazil						
Atlântica Companhia de Seguros	Rio de Janeiro - Brasil	Insurance	100.00%	100.00%	100.00%	100.00%
Bradesco Auto/RE Companhia de Seguros	Rio de Janeiro - Brasil	Insurance	100.00%	100.00%	100.00%	100.00%
Bradesco Capitalização S.A.	São Paulo - Brazil	Capitalization bonds	100.00%	100.00%	100.00%	100.00%
Bradesco Saúde S.A.	Rio de Janeiro - Brasil	Insurance/health	100.00%	100.00%	100.00%	100.00%

	Headquarters' location	Activity	Equity interest		Total participation of the Voting Capital	
			On March 31, 2022	On December 31, 2021	On March 31, 2022	On December 31, 2021
Bradesco Seguros S.A.	São Paulo - Brazil	Insurance	99.96%	99.96%	99.96%	99.96%
Bradesco Vida e Previdência S.A.	São Paulo - Brazil	Pension plan/Insurance	100.00%	100.00%	100.00%	100.00%
Odontoprev S.A. (6)	São Paulo - Brazil	Dental care	50.01%	50.01%	50.01%	50.01%
Insurance - Overseas						
Bradesco Argentina de Seguros S.A. (2) (6)	Buenos Aires - Argentina	Insurance	99.98%	99.98%	99.98%	99.98%
Other Activities - Brazil						
Andorra Holdings S.A.	São Paulo - Brazil	*Holding*	100.00%	100.00%	100.00%	100.00%
Bradseg Participações S.A.	São Paulo - Brazil	*Holding*	100.00%	100.00%	100.00%	100.00%
Bradescor Corretora de Seguros Ltda.	São Paulo - Brazil	Insurance Brokerage	100.00%	100.00%	100.00%	100.00%
BSP Empreendimentos Imobiliários S.A.	São Paulo - Brazil	Real estate	100.00%	100.00%	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	São Paulo - Brazil	Credit acquisition	100.00%	100.00%	100.00%	100.00%
Nova Paiol Participações Ltda.	São Paulo - Brazil	*Holding*	100.00%	100.00%	100.00%	100.00%
Other Activities - Overseas						
Bradesco North America LLC (2)	New York - Estados Unidos	Services	100.00%	100.00%	100.00%	100.00%
Investment Funds (7)						
Bradesco FI RF Máster II Previdência	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI RF Máster III Previdência	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI RF Credito Privado Master	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI Referenciado DI Master	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FIC FI RF Cred. Priv. Premium PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FIC FI RF VGBL - F10	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FIC FI RF Athenas PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI RF Máster Previdência	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI RF Cred Privado Master Premium	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco Private BP FIC FI RF Cred. Priv.PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%

(1) The company started to be consolidated as of February 2022, after the acquisition of the 50% equity interest from third parties;

(2) The functional currency of these companies abroad is the Brazilian *Real*;

(3) The special purpose entity International Diversified Payment Rights Company is being consolidated. The company is part of a structure set up for the securitization of the future flow of payment orders received overseas;

(4) The functional currency of this company is the Mexican Peso;

(5) The functional currency of this company is the US dollar;

(6) Accounting information used with date lag of up to 60 days; and

(7) The investment funds in which Bradesco assumes or substantially retains the risks and benefits were consolidated.

For details of the main accounting policies, see note 2 of the Consolidated Financial Statements as of December 31, 2021.

3) RISK MANAGEMENT

The risk management activity is highly strategic due to the increasing complexity of products and services and the globalization of the Company's business. The dynamism of the markets leads the Company to constantly seek to improve this activity.

The Company carries out a corporate risk control in an integrated and independent manner, preserving and giving value to a collective decision-making environment, developing and implementing methodologies, models and tools for measurement and control. It promotes the dissemination of the risk culture to all employees, at all hierarchical levels, from the business areas to the Board of Directors.

Scope of Risk Management

The Company's risk management scope reaches a wide vision of risks within the Company, allowing risks at a consolidated level to be supported by the corporate risk management process in order to support the development of the Company's activities. To this end, the Company's action is carried out by means of three lines of defense in which they all contribute to provide reasonable assurance that the specified goals are reached:

- **First line**, represented by the business areas and areas of support, responsible for identifying, assessing, reporting and managing the inherent risks as part of the day-to-day activities. In addition, they are responsible for the execution of controls, in response to the risks, and/or for the definition and implementation of action plans to ensure the effectiveness of the internal control environment, while keeping risks within acceptable levels;
- **Second line**, represented by the areas of supervision, responsible for establishing policies and procedures of risk management and compliance for the development and/or monitoring of controls in the first line of defense. In this line, we highlight the Departments of Integrated Risk Control, Compliance, Conduct and Ethics, Legal, and Corporate Security, among others;
- **Third line**, represented by the General Inspectorate Department Audit and General Inspectory, which is responsible for assessing independently the effectiveness of the risk management and internal controls, including the form by which the first and second lines accomplish their goals, reporting the results of their work to the Board of Directors, the Audit Committee, Fiscal Council and senior management.

Risk Appetite Statement (RAS)

The risk appetite refers to the types and levels of risks that the Company is willing to accept in the conduct of its business and purposes. The Risk Appetite Statement – RAS is an important instrument that summarizes the risk culture of the Company.

At the same time, RAS emphasizes the existence of an efficient process of assignments in the operational risk management and in the performance of control functions, as well as for mitigation and disciplinary actions and processes of scheduling and reporting to Senior Management upon breach of the risk limits or control processes established.

The Risk Appetite Statement is reviewed on annual basis[1], or whenever necessary, by the Board of Directors and permanently monitored by forums of the Senior Management and business and control areas.

[1] The Risk Committee, in relation to the RAS, has the following attributions: to assess the risk appetite levels set out in the Risk Appetite Statement (RAS) and the strategies for its management, taking risks into account individually and in an integrated manner; and b) to supervise compliance, by the institution's Board of Executive Officers, with the terms of the RAS.

RAS reinforces the dissemination of the risk culture by disclosing the main aspects of risk appetite of the Company to all its members.

Dimensions of Risk Appetite

For the many types of risks, whether measurable or not, the Company established control approaches, observing the main global dimensions: Capital, Liquidez, Rentabilidade, Crédito, Mercado, Operacional, Reputação, Modelo e Riscos Qualitativos.

Risk and Capital Management Structures

Risk and capital management structures also comprise various committees, commissions and departments that support the Board of Directors, the Chief Executive Officer, the Chief Risk Officer and the Board of Executive Officers of the Company in decision-making.

The Company has the Integrated Risk and Capital Allocation Management Committee – COGIRAC, whose duty is to advise the Director-CEO in performing its duties, related to the management and control of all risks, and to the capital of the Company.

COGIRAC are supported by the following executive committees: a) Risk Monitoring, b) Risk Management, c) PLDFT/Sanctions and Information Security/Cyber Executive Committee and d) Risk Management, Actuarial Control and Compliance of Bradesco Seguros. In addition, it also is supported by the Products and Services Executive Committee and the executive committees in business areas, which, among other duties, suggest exposure thresholds for their respective risks and prepare mitigation plans to be submitted to COGIRAC and to the Board of Directors.

In addition, it is the responsibility of the Risk Committee to assess the structure of the Company's risk management and occasionally propose improvements and challenge the Organization's risk structure in the face of new trends and threats, as well as to advise the Board of Directors in the performance of its assignments related to the management and control of risks and capital.

The Organization's Board of Directors has approved the information disclosed in this report regarding the description of the structure risk management and the structure capital management.

Stress Test Program

The risk management structure has a stress test program defined as a coordinated set of processes and routines, containing own methodologies, documentation and governance, whose principal purpose is to identify potential vulnerabilities of the institution. Stress tests are exercises of prospective evaluation of the potential impacts of specific events and circumstances on capital, on liquidity or on the value of a particular portfolio of the Company.

In the Program of Stress Tests, the scenarios are designed by the Department of Research and Economic Studies – DEPEC and discussed with the Business areas, DCIR, Department of Controllership, among other areas. The scenarios and results are discussed and approved by the Stress Testing Technical Commission - COTES, being validated by COGIRAC. Afterwards, they are submitted for assessment by the Risk Committee and deliberated by the Board of Directors, which beyond these scenarios and results of the stress tests, is the responsible for the approval of the program and for the directives to be followed.

3.1. Capital Management

The Organization manages capital involving the control and business areas, in accordance with the guidelines of the Executive Board and the Board of Directors and has a governance structure composed of Commissions, Committees and the highest body is the Board of Directors.

The Controllership Department is responsible for complying with the determinations of the Central Bank of Brazil, relevant to capital management activities and for supporting the Senior Management with analyzes and projections of the availability and need for capital, identifying threats and opportunities that contribute to the planning sufficiency and optimization of capital levels.

Capital Management Corporate Process

The Capital Management provides the conditions required to meet the Company's strategic goals to support the risks inherent to its activities.

In this way, it adopts a forward-looking stance, of three years, when elaborating its capital plan, anticipating the need for capital, as well as establishing procedures and contingency actions to be considered in adverse scenarios, taking into account possible changes in the conditions of the regulatory, economic and business environment in which it operates.

To permanently ensure a sound capital composition to support the development of its activities and to ensure adequate coverage of risks incurred, the company maintains periodic monitoring of capital projections considering a managerial capital margin (buffer), which is added to the minimum regulatory requirements.

The management buffer is defined according to the market practices and the regulatory requirements, observing aspects such as additional impacts generated by stress scenarios, qualitative risks and risks not captured by the regulatory model.

The results from the Organization's capital projections are submitted to the Senior Management, pursuant to the governance established. In addition, the Company's regulatory capital sufficiency is monitored by periodically calculating the Basel Ratio, Tier I Ratio and Common Equity Ratio.

Details of Reference Equity (PR), Capital and Liquidity Ratios

The following table presents the main metrics established by prudential regulation, such as regulatory capital, leverage ratio and liquidity indicators, the capital base ratios are calculated on a consolidated basis with information base ratios of the Conglomerate of the Conglomerate of the Conglomerate on a consolidated basis:

Calculation basis - Basel Ratio	R$ thousand	
	Basel III	
	On March 31, 2022	On December 31, 2021
	Prudential	
Regulatory capital - values		
Common equity	121,299,949	119,106,689
Level I	132,800,958	130,565,269
Reference Equity - RE	152,490,105	150,236,230
Excess of resources invested in permanent assets	-	-
PR Highlight	-	-
Risk-weighted assets (RWA) - amounts		
Total RWA	972,604,237	953,325,685
Regulatory capital as a proportion of RWA		
Index of Common equity - ICP	12.5%	12.5%
Level 1 Index	13.7%	13.7%
Basel Ratio	15.7%	15.8%
Additional Common Equity (ACP) as a proportion of RWA		
Additional Conservation Common Equity - ACPConservation	2.00%	2.00%
Additional Contracyclic Common Equity - ACPContracyclic	0.00%	0.00%
Additional Systemic Importance of Common Equity - Systemic ACPS	1.00%	1.00%
Total ACP (1)	3.00%	3.00%
Excess Margin of Common Equity	4.97%	4.99%
Leverage Ratio (AR)		
Total exposure	1,563,043,606	1,530,418,615
AR	8.5%	8.5%
Short Term Liquidity Indicator (LCR)		-
Total High Quality Liquid Assets (HQLA)	165,225,507	177,885,181
Total net cash outflow	120,295,013	128,779,954
LCR	137.4%	138.1%
Long Term Liquidity Indicator (NSFR)		
Available stable funding (ASF)	817,519,023	803,600,023
Stable resources required (RSF)	692,402,636	686,072,267
NSFR	118.1%	117.1%

(1) Failure to comply with ACP rules causes restrictions on the payment of dividends and interest on equity, net surplus, share buyback, reduction of capital stock, and variable compensation to its managers.

The minimum regulatory requirements determined by Central Bank of Brazil are presented below:

Basel Ratio[1]	Tier I Ratio [1]	Common Equity Ratio[1]
10.63% as of April/2021 **11.00%** as of October/2021 **11.50%** as of April/2022	**8.63%** as of April/2021 **9.00%** as of October/2021 **9.50%** as of April/2022	**7.13%** as of April/2021 **7.50%** as of October/2021 **8.00%** as of April/2022
Leverage Ratio	**LCR**	**NSFR**
3.0% The minimum requirement was defined by CMN Resolution 4,615, in 30/11/2017, effective as of 1/1/2018	**90%** in 2018 **100%** as of 2019	**100%** The minimum requirement was defined by CMN Resolution 4,616, in 30/11/2017, effective as of 10/1/2018.

1 The Total Capital Ratio, the Tier I Ratio and the Common Equity consider the Additional of Commom Equity (ACPs) Conservation, Systemic and Countercyclical, as per the CMN Resolution 4,958/21and BCB Circular 3,768/15 and 3,769/15, respectively.

Breakdown of Risk-Weighted Assets (RWA)

The following table presents information on the amount of RWA used to determine the minimum RE requirement, as established in art. 4 of CMN Resolution No. 4,958/21:

RWA	RWA		Minimum RE requirement (2)	
				R$ thousand
	On March 31, 2022	On December 31, 2021	On March 31, 2022	On December 31, 2021
Credit Risk - treatment using a standardized approach	890.983.977	873.736.764	71.278.718	69.898.941
Credit risk in the strict sense (1)	759.329.627	741.032.974	60.746.370	59.282.638
Counterparty credit risk (CCR)	31.414.176	27.975.903	2.513.134	2.238.072
- Of which: through standardized approach to counterparty credit risk (SA-CCR)	23.555.835	21.429.406	1.884.467	1.714.352
- Of which: using the EMC approach	-	-	-	-
- Of which: using other approaches	7.858.341	6.546.497	628.667	523.720
Increase related to the adjustment associated with the variation in the value of derivatives due to the variation in the credit quality of the counterparty (CVA)	10.995.038	15.147.949	879.603	1.211.836
Unconsolidated fund shares - underlying assets identified	3.881.295	3.776.671	310.504	302.134
Unconsolidated fund shares - underlying assets inferred according to fund regulations	-	-	-	-
Unconsolidated fund shares - unidentified underlying assets	416.976	1.771.325	33.358	141.706
Securitization exposures - requirement calculated using standardized approach	594.354	501.904	47.548	40.152
Values referring to exposures not deducted in the calculation of PR (2)	84.352.511	83.530.038	6.748.201	6.682.403
Market Risk (3)	6.738.223	7.995.181	539.058	639.615
- Of which: requirement calculated using standardized approach (RWAMPAD)	8.422.780	8.193.036	673.822	655.443
- Of which: requirement calculated using internal model (RWAMINT)	6.120.994	7.995.181	489.680	639.615
Operational Risk	74.882.037	71.593.740	5.990.563	5.727.499
Total	972.604.237	953.325.685	77.808.339	76.266.055

(1) It does not include Counterparty Credit Risk operations;

(2) As defined in Resolution No. 4,955/21, 3, art. 4; and

(3) Composed of a maximum of 80% of the standardized model (RWAMPAD) and internal model (RWAMINT), according to Circular No. 3,646 and No. 3,674.

3.2. Credit risk

Credit risk refers to the possibility of losses associated with the borrower's or counterparty's failure to comply with their financial obligations under the terms agreed, as well as the fall in value of loan agreements resulting from deterioration in the borrower's risk rating, the reduction in gains or remunerations, benefits granted to borrowers in renegotiations, recovery costs and other costs related to the counterparty's noncompliance with the financial obligations. Additionally, it includes the concentration risk and the country/transfer risk.

Credit risk management in the Company is a continuous and evolving process of mapping, development, assessment and diagnosis through the use of models, instruments and procedures that require a high degree of discipline and control during the analysis of transactions in order to preserve the integrity and autonomy of the processes.

The Company controls the exposure to credit risk which comprises mainly loans and advances, loan commitments, financial guarantees provided, securities and derivatives.

With the objective of not compromising the quality of the portfolio, all aspects inherent to credit concession, concentration, guarantee requirements and terms, among others, are observed.

The Company continuously maps the activities that could possibly generate exposure to credit risk, classifying them by their probability and magnitude, identifying their managers and mitigation plans.

Counterparty Credit Risk

The counterparty credit risk to which the Company is exposed includes the possibility of losses due to the non-compliance by counterparties with their obligations relating to the settlement of financial asset trades involving bilateral flows, including the settlement of derivative financial instruments.

The Company exercises control over the replacement cost and potential future exposures from operations where there is counterparty credit risk. Thereby, each counterparty's exposure referring to this risk is treated in the same way and is part of general credit limits granted by the Company's to its customers.

In short, the Counterparty Credit Risk management covers the modeling and monitoring (i) of the consumption of the credit limit of the counterparties, (ii) of the portion of the adjustment at fair value of the portfolio of credit derivatives (CTF – Credit Value Adjustment) and (iii) of the respective regulatory and economic capital. The methodology adopted by the Company establishes that the credit exposure of the portfolio to certain counterparty can be calculated based on the Replacement Cost (RC) of its operations in different scenarios of the financial market, which is possible through the Monte Carlo simulation process.

In the context of risk management, the Company performs the calculation of economic capital for credit risk, in order to contemplate the portfolio of derivatives segragated by the counterpart both for the definition of the EAD (Exposure at Default) and the CVA (Credit Value Adjustment).

Also in this context, the Company conducts studies of projection of capital, for example of the Stress Test of the ICAAP (Evaluation of Capital Adequacy) and TEBU (Bottom-Up Stress Test). These are multidisciplinary programs involving minimally the areas of Business and Economic Departments, of Budget/Result and Risk.

Regarding the forms of mitigating the counterparty credit risk that the Company is exposed to, the most usual is the composition of guarantees as margin deposits and disposal of public securities, which are made by the counterparty with the Company or with other trustees, whose counterparty's risks are also appropriately evaluated.

The calculation of the value of the exposure relating to credit risk of the counterpart arising from operations with derivative instruments subject to the calculation of the capital requirement through the standardized approach (RWA_{CPAD}) has been updated following the Central Bank of Brazil's Circular No. 3,904/18.

Credit-Risk Management Process

The credit risk management process is conducted in a corporation-wide manner. This process involves several areas with specific duties, ensuring an efficient structure. Credit risk measurement and control are conducted in a centralized and independent manner.

Both the governance process and limits are validated by the Integrated Risk and Capital Allocation Management Committee, submitted for approval by the Board of Directors, and reviewed at least once a year.

The structure of credit risk management is part of the second line of the Company, several areas actively participate in improving the client risk rating models.

This structure continuously reviews the internal processes, including the roles and responsibilities and it training and requirements, as well as conducts periodical reviews of risk evaluation processes to incorporate new practices and methodologies.

Credit Concession

The Company's strategy is to maintain a wide client base and a diversified credit portfolio, both in terms of products and segments, commensurate with the risks undertaken and appropriate levels of provisioning and concentration.

Under the responsibility of the Credit Department, lending procedures are based on the Company's credit policy emphasizing the security, quality and liquidity of the lending. The process is guided by the risk management governance and complies with the rules of the Central Bank of Brazil.

The methodologies adopted value business agility and profitability, with targeted and appropriate procedures oriented to the granting of credit transactions and establishment of operating limits.

In the evaluation and classification of customers or economic groups, the quantitative (economic and financial indicators) and qualitative (personal data and behaviors) aspects associated with the customers capacity to honor their obligations are considered.

All business proposals are subject to operational limits, which are included in the Loan Guidelines and Procedures. At branches, the delegation of power to grant a loan depends on its size, the total exposure to the Company, the guarantees offered, the level of restriction and their credit risk score/rating. Business proposals with risks beyond these limits are subject to technical analysis and approval of by the Credit Department.

In its turn, the Executive Credit Committee was created to decide, within its authority, on queries about the granting of limits or loans proposed by business areas, previously analyzed and with opinion from the Credit Department. According to the size of the operations/limits proposed, this Committee, may then submit the proposal for approval by the Board of Directors.

Loan proposals pass through an automated system with parameters set to provide important information for the analysis, granting and subsequent monitoring of loans, minimizing the risks inherent in the operations.

There are exclusive Credit and Behavior Scoring systems for the assignment of high volume, low principal loans in the Retail segment, meant to provide speed and reliability, while standardizing the procedures for loan analysis and approval.

Business is diversified wide-spread and aimed at individuals and legal entities with a proven payment capacity and solvency, seeking to support them with guarantees that are adequate to the risk assumed, considering the amounts, objectives and the maturities of loan granted.

Credit Risk Rating

The Company has a process of Governance practices and follow-ups. Practices include the Governance of Concession Limits and Credit Recovery, which, depending on the size of the operation or of the total exposure of the counterpart, require approval at the level of the Board of Directors. In addition, follow-ups are made frequently of the portfolio, with evaluations as to their evolution, delinquency, provisions, vintage studies, and capital, among others.

In addition to the process and governance of limits for approval of credit and recovery, in the risk appetite defined by the Company, the concentration limits of operations for the Economic Group, Sector and Transfer (concentration per countries) are monitored. In addition to the indicators of concentration, a specific indicator was established for the level of delinquencies above 90 days for Individuals (PF), the indicator of problem asset and an indicator of Margin of Economic Capital of Credit Risk, in order to monitor and track the capital in the economic and regulatory visions.

The credit risk assessment methodology, in addition to providing data to establish the minimum parameters for lending and risk management, also enables the definition of Special Credit Rules and Procedures according to customer characteristics and size. Thus, the methodology provides the basis not only for the pricing of operations, but also for defining the guarantees.

The methodology used also follows the requirements established by the Resolution No. 4,327 of the National Monetary Council and includes analysis of social and environmental risk in projects, aimed at evaluating customers' compliance with related laws and the Equator Principles, a set of rules that establish the minimum social and environmental criteria which must be met for lending.

In accordance with its commitment to the continuous improvement of methodologies, the credit risk rating of operations contracted by the Company's economic groups/ customers is distributed on a graduation scale in levels. This ensures greater adherence to the requirements set forth in the Basel Capital Accord and preserves the criteria established by Resolution No. 2,682 of the National Monetary Council for the constitution of the applicable provisions.

In a simplified manner, the risk classifications of the operations are determined on the basis of the credit quality of economic groups/ customers defined by the Customer Rating, warranties relating to the contract, modality of the credit product, behavior of delinquencies in the payment, notes/restrictions and value of credit contracted.

Customer rating for economic groups are based on standardized statistical and judgmental procedures, and on quantitative and qualitative information. Classifications are carried out by economic group and periodically monitored in order to preserve the quality of the loan portfolio.

For individuals, in general, Customer Ratings are also based on statistical procedures and analysis of variables that discriminate risk behavior, this is done through the application of statistical models for credit evaluation.

The Customer Rating is used, in sets with several decision variables, to analyze the granting and/or renewal of operations and credit limits, as well as for monitoring the deterioration of the customers' risk profile.

Control and Monitoring

The credit risk of the Company has its control and corporate follow-up performed in the Credit Risk area of the Integrated Risk Control Department – DCIR. The Department advises the Executive Committee on Risk Management, where methodologies for measuring credit risk are discussed and formalized. Significant issues discussed in this Committee are reported to the Integrated Risk and Capital Allocation Management Committee, which is subordinate to the Board of Directors.

In addition to committee meetings, the area holds monthly meetings with all product and segment executives and officers, with a view to inform them about the evolution of the loan portfolio, delinquency, troubled assets, restructurings, credit recoveries, losses, limits and concentrations of portfolios, allocation of economic and regulatory capital, among others. This information is also reported to the Audit Committee on a monthly basis.

The area also monitors any internal or external event that may cause a significant impact on the Company's credit risk, such as spin-offs, bankruptcies and crop failures, in addition to monitoring economic activity in the sectors to which the company has significant risk exposures.

Internal Report

Credit risk is monitored on a daily basis in order to maintain the risk levels within the limits established by the Company. Managerial reports on risk control are provided to all levels of business, from branches to Senior Management.

With the objective of highlighting the risk situations that could result in the customers' inability to honor its obligations as contracted, the credit risk monitoring area provides daily reports, to the branches, national managers, business segments, as well as the lending and loan recovery areas. This system provides timely information about the loan portfolios and credit bureau information of customers, in addition to enabling comparison of past and current information, highlighting points requiring a more in-depth analysis by managers, such as assets by segment, product, region, risk classification, delinquency and expected and unexpected losses, among others, providing both a macro-level and detailed view of the information, and also enabling a specific loan operation to be viewed.

The information is viewed and delivered via dashboards, allowing queries at several levels such as business segment, divisions, managers, regions, products, employees and customers, and under several aspects (asset, delinquency, provision, write-off, restriction levels, guarantees, portfolio quality by rating, among others).

Measurement of Credit Risk

Periodically, the Company evaluates the expected credit losses from financial assets by means of quantitative models, considering the historical experience of credit losses of the different types of portfolio (which can vary from 2 to 7 years), the current quality and characteristics of customers, operations, and mitigating factors, according to processes and internal governance.

The actual loss experience has been adjusted to reflect the differences between the economic conditions during the period in which the historical data was collected, current conditions and the vision of the Company about future economic conditions, which are incorporated into the measurement by means of econometric models that capture the current and future effects of estimates of expected losses. The main macroeconomic variables used in this process are the Brazilian interest rates, unemployment rates, inflation rates and economic activity indexes.

The estimate of expected loss of financial assets is divided into three categories (stages):

- Stage 1: Financial assets with no significant increase in credit risks;
- Stage 2: Financial assets with significant increase in credit risks; and
- Stage 3: Financial assets that are credit impaired.

The significant increase of credit risk is evaluated based on different indicators for classification in stages according to the customers' profile, the product type and the current payment status, as shown below:

Retail and Wholesale Portfolios:

- Stage 1: Financial assets whose obligations are current or less than 30 days past due and which

have a low internal credit risk rating;

- Stage 2 (Significant increase in credit risk): Financial assets that are overdue obligations between 31 and 90 days or whose internal credit risk rating migrated from low risk to medium or high risk;
- Stage 3 (Defaulted or "impaired"): Financial assets whose obligations are overdue for more than 90 days or that present bankruptcy events, judicial recovery and restructuring of debt;
- Re-categorization from stage 3 to stage 2: Financial assets that bring current the values overdue and whose internal ratings migrated to medium risk; and
- Re-categorization from stage 2 to stage 1: Financial assets that bring current the values overdue and whose internal ratings migrated to low risk.

The expected losses are based on the multiplication of credit risk parameters: Probability of default (PD), Loss due to default (LGD) and Exposure at default (EAD).

The PD parameter refers to the probability of default perceived by the Company regarding the customer, according to the internal models of evaluation, which, in retail, use statistical methodologies based on the characteristics of the customer, such as the internal rating and business segment, and the operation, such as product and guarantee and, in the case of wholesale, they use specialist models based on financial information and qualitative analyses.

The LGD refers to the percentage of loss in relation to exposure in case of default, considering all the efforts of recovery, according to the internal model of evaluation that uses statistical methodologies based on the characteristics of the operation, such as product and guarantee. Customers with significant exposure have estimates based on individual analyses, which are based on the structure of the operation and expert knowledge, aiming to capture the complexity and the specifics of each operation.

EAD is the exposure (gross book value) of the customer in relation to the Company at the time of estimation of the expected loss. In the case of commitments or financial guarantees provided, the EAD will have the addition of the expected value of the commitments or financial guarantees provided that they will be converted into credit in case of default of the loan or credit rather than the customer.

Credit Risk Exposure

We present below the maximum credit risk exposure of the financial instruments:

				R$ thousand
	On March 31, 2022		On December 31, 2021	
	Gross value	Expected credit loss	Gross value	Expected credit loss
Financial assets		-		-
Cash and balances with banks (Note 18)	104,021,351	-	108,601,632	-
Financial assets at fair value through profit or loss (Note 19)	308,532,544	-	336,560,965	-
Financial assets at fair value through other comprehensive income (Note 21) (1)	186,431,595	-	193,516,537	-
Loans and advances to banks (Note 22)	123,661,909	(49)	83,426,888	(72)
Loans and advances to customers (Note 23)	623,501,506	(42,732,494)	613,833,607	(40,800,985)
Securities at amortized cost (Note 24)	188,839,285	(5,643,580)	184,346,938	(5,527,663)
Other financial assets (Note 29)	73,961,515	-	64,411,451	-
Other financial instruments with credit risk exposure				
Loan commitments (Notes 23 and 40)	315,323,157	(2,976,620)	310,337,059	(3,315,190)
Financial guarantees (Notes 23 and 40)	87,712,307	(1,475,668)	83,467,093	(2,066,167)
Total risk exposure	2,011,985,169	(52,828,411)	1,978,502,170	(51,710,077)

(1) Financial assets measured at fair value through other comprehensive income are not reduced by the allowance for losses.

The Company's maximum exposure to credit risk reached R$ 2,011,985,169 thousand on March 31, 2021, an increase of 1.7% compared to December 2021.

Of this exposure, R$ 104,021,351 thousand, that is, 5.2% of the total refers to cash and cash equivalents with banks, composed mainly of resources deposited at the Central Bank of Brazil, classified as low credit risk.

Financial assets at fair value through profit or loss (15.3% of total exposure) have mostly low credit risk, are mainly composed of securities issued by the Brazilian government recorded at fair value and also include derivative financial instruments.

Financial assets at fair value through other comprehensive income total R$ 186,431,595 thousand (9.3% of total exposure), are recorded at market value, being mostly represented by Brazilian government bonds, for more details on these assets, see note 21.

Loans and advances to financial institutions, which account for 6.1% of the total, are basically composed of reverse repurchase agreements and classified as low credit risk.

Loans and advances to customers represent 31.0% of the total exposure, for more details on these assets and the respective expected loss, see note 23.

Securities at amortized cost represent 9.4% of the total, for more details on these assets, see note 24.

Operations classified as "Other financial assets" represent 3.7% of the total and basically comprise foreign exchange operations and guarantee deposits.

As of March 31, 2022, loan commitments and financial guarantees total R$ 403,035,464 thousand, representing 20.0% of the total exposure.

Loans and advances to customers

Concentration of credit risk

		R$ thousand
	On March 31, 2022	On December 31, 2021
Largest borrower	0.9%	0.7%
10 largest borrowers	5.6%	6.0%
20 largest borrowers	8.7%	9.2%
50 largest borrowers	13.4%	14.0%
100 largest borrowers	16.9%	17.8%

By Economic Activity Sector

The credit-risk concentration analysis presented below is based on the economic activity sector in which the counterparty operates.

				R$ thousand
	On March 31, 2022	%	On December 31, 2021	%
Public sector	5,335,241	0.9	6,274,554	1.0
Oil, derivatives and aggregate activities	4,006,463	0.6	4,419,138	0.7
Production and distribution of electricity	1,307,024	0.2	1,306,448	0.2
Other industries	21,754	-	548,968	0.1
Private sector	618,166,265	99.1	607,559,053	99.0
Companies	286,664,260	46.0	287,216,857	46.8
Real estate and construction activities	24,339,547	3.9	23,708,445	3.9
Retail	41,307,190	6.6	42,151,968	6.9
Services	49,275,610	7.9	49,027,498	8.0
Transportation and concession	26,802,494	4.3	26,937,082	4.4
Automotive	12,497,410	2.0	12,660,961	2.1
Food products	16,041,556	2.6	17,426,747	2.8
Wholesale	20,468,021	3.3	22,341,759	3.6
Production and distribution of electricity	7,044,356	1.1	7,555,587	1.2
Siderurgy and metallurgy	8,790,458	1.4	9,398,330	1.5
Sugar and alcohol	7,906,866	1.3	7,213,887	1.2
Other industries	72,190,752	11.6	68,794,593	11.2
Individuals	331,502,005	53.2	320,342,196	52.2
Total portfolio	623,501,506	100.0	613,833,607	100.0
Impairment of loans and advances	(42,732,494)		(40,800,985)	
Total of net loans and advances to customers	580,769,012		573,032,622	

Credit Risk Mitigation

Potential credit losses are mitigated by the use of a variety of types of collateral formally stipulated through legal instruments, such as conditional sales, liens and mortgages, by guarantees such as third-party sureties or guarantees, and also by financial instruments such as credit derivatives. The efficiency of these instruments is evaluated considering the time to recover and realize an asset given as collateral, its market value, the guarantors' counterparty risk and the legal safety of the agreements. The main types of collateral include: term deposits; financial investments and securities; residential and commercial properties; movable properties such as vehicles, aircraft. Additionally, collateral may include commercial bonds such as invoices, checks and credit card bills. Sureties and guarantees may also include bank guarantees.

Credit derivatives are bilateral contracts in which one counterparty hedges credit risk on a financial instrument – its risk is transferred to the counterparty selling the hedge. Normally, the latter is remunerated throughout the period of the transaction. In the case default by the borrower, the buying party will receive a payment intended to compensate for the loss in the financial instrument. In this case, the seller receives the underlying asset in exchange for said payment.

The table below shows the fair value of guarantees of loans and advances to customers.

				R$ thousand
	On March 31, 2022		On December 31, 2021	
	Book value (1)	Fair Value of Guarantees	Book value (1)	Fair Value of Guarantees
Companies	291,999,501	122,765,691	293,491,411	113,682,742
Stage 1	257,878,390	110,741,563	255,289,107	100,979,275
Stage 2	13,976,576	5,182,283	14,119,637	5,262,230
Stage 3	20,144,535	6,841,845	24,082,667	7,441,237
Individuals	331,502,005	209,588,641	320,342,196	201,350,955
Stage 1	279,443,341	181,836,370	272,635,668	175,139,469
Stage 2	25,360,546	22,003,418	23,075,748	18,991,289
Stage 3	26,698,118	5,748,853	24,630,780	7,220,197
Total	623,501,506	332,354,332	613,833,607	315,033,697

(1) Of the total balance of loan operations, R$414,387,701 thousand (2021 – R$407,457,210 thousand) refers to operations without guarantees.

3.3. Market risk

Market risk is represented by the possibility of financial loss due to fluctuating prices and market interest rates of the Company's financial instruments, such as your asset and liability transactions that may have mismatched amounts, maturities, currencies and indexes.

Market risk is identified, measured, mitigated, controlled and reported. The Company's exposure to market risk profile is in line with the guidelines established by the governance process, with limits monitored on a timely basis independently of the business areas.

All transactions that expose the Company to market risk are identified, measured and classified according to probability and magnitude, and the whole process is approved by the governance structure.

The Board of Directors approved the Market and Liquidity Risk Management Policy, which is reviewed at least annually by the relevant Committees and by the Board of Directors itself, and provides the main guidelines for acceptance, control and management of market risk.

In addition to the policy, the Company has specific rules to regulate the market risk management process, as follows:

- Classification of Operations;
- Reclassification of Operations;
- Trading of Public or Private Securities;
- Use of Derivatives; and
- Hedging.

Market Risk Management Process

The market risk management process is a corporation wide process, comprising from business areas to the Board of Directors; it involves various areas, each with specific duties in the process. The measurement and control of market risk is conducted in a centralized and independent manner. This process permits that the Company be the first financial institution in the country authorized by the Central Bank of Brazil to use its internal market risk models to calculate regulatory capital

requirements since January 2013. This process is also revised at least once a year by the Committees and approved the Board of Directors itself.

Determination of Limits

Proposed market-risk limits are validated by specific Committees and submitted for approval by the Integrated Risk and Capital Allocation Management Committee, and then for approval by the Board of Directors. Based on the business' characteristics, they are segregated into the following Portfolios:

Trading Portfolio: it comprises all financial instruments held-for-trading, including derivatives, or used to hedge other instruments in the Trading Portfolio, which have no trading restrictions. Held-for-trading operations are those intended for resale, to obtain benefits from actual or expected price variations, or for arbitrage.

The risks of this portfolio are monitored through:

- Value at Risk (VaR);
- Stress Analysis (measurement of negative impact of extreme events, based on historical and prospective scenarios);
- Income; and
- Financial Exposure/Concentration.

Banking Portfolio: it comprises operations not classified in the Trading Portfolio, arising from Group's other businesses and their respective hedges. Portfolio risks in these cases are monitored by:

- Variation of economic value due to the variation in the interest rate – ΔEVE (Economic Value of Equity); and
- Variation of the net revenue of interest due to the variation in the rate of interest – ΔNII (Net Interest Income).

Market-Risk Measurement Models

Market risk is measured and controlled using Stress, Value at Risk (VaR), Economic Value Equity (EVE), Net Interest Income (NII) and Sensitivity Analysis methodologies, as well as limits for the Management of Results and Financial Exposure.

Trading and Regulatory Portfolio

Trading Portfolio risks are mainly controlled by the Stress and VaR methodologies. The Stress methodology quantifies the negative impact of extreme economic shocks and events that are financially unfavorable to the Company's positions. The analysis uses stress scenarios prepared by the Market Risk area and the Company's economists based on historical and prospective data for the risk factors in which the Company portfolio.

The methodology adopted to calculate VaR is the Delta-Normal, with a confidence level of 99% and considering the number of days necessary to unwind the existing exposures. The methodology is applied to the Trading and Regulatory Portfolio (Trading Portfolio positions plus Banking Portfolio foreign currency and commodities exposures). It should be noted that for the measurement of all the risk factors of the portfolio of options are applied the historical simulation models and Delta-Gamma-Vega, prevailing the most conservative between the two. A minimum 252-business-day period is adopted to calculate volatilities, correlations and historical returns.

For regulatory purposes, the capital requirements relating to shares held in the Banking Portfolio are determined on a credit risk basis, as per Central Bank of Brazil resolution, i.e., are not included in the

market risk calculation.

Risk of Interest Rate in the Banking Portfolio

The measurement and control of the interest-rate risk in the Banking Portfolio area is mainly based on the Economic Value of Equity (EVE) and Net Interest Income (NII) methodologies, which measure the economic impact on the positions and the impact in the Company's income, respectively, according to scenarios prepared by the Company's economists. These scenarios determine the positive and negative movements of interest rate curves that may affect Company's investments and capital-raising.

The EVE methodology consists of repricing the portfolio exposed to interest rate risk, taking into account the scenarios of increases or decreases of rates, by calculating the impact on present value and total term of assets and liabilities. The economic value of the portfolio is estimated on the basis of market interest rates on the analysis date and of scenarios projected. Therefore, the difference between the values obtained for the portfolio will be the Delta EVE.

In the case of the NII – Interest Earning Portion, the methodology intends to calculate the Company's variation in the net interest income (gross margin) due to eventual variations in the interest rate level, that is, the difference between the calculated NII in the base scenario and the calculated NII in the scenarios of increase or decrease of the interest rate will be Delta NII.

For the measurement of interest rate risk in the Banking Portfolio, behavioral premises of the customers are used whenever necessary. As a reference, in the case of deposits and savings, which have no maturity defined, studies for the verification of historical behaviors are carried out as well as the possibility of their maintenance. Through these studies, the stable amount (core portion) as well as the criterion of allocation over the years are calculated.

Financial Instrument Pricing

The Mark-to-Market Commission (CMM), is responsible for approving or submitting mark-to-market models to the Market and Liquidity Risk Commission. CMM is composed of business, back-office and risk representatives. The risk area is responsible for the coordination of the CMM and for the submission of matters to the Executive Committee for Risk Management for reporting or approval, whichever is the case.

Whenever possible, the Bank uses prices and quotes from the securities, commodities and futures exchange and the secondary markets. Failing to find such market references, prices made available by other sources (such as Bloomberg, Reuters and Brokerage Firms) are used. As a last resort, proprietary models are used to price the instruments, which also follow the same CMM approval procedure and are submitted to the Company's validation and assessment processes.

Fair value criteria are periodically reviewed, according to the governance process, and may vary due to changes in market conditions, creation of new classes of instruments, establishment of new sources of data or development of models considered more appropriate.

The financial instruments to be included in the Trading Portfolio must be approved by the Treasury Executive Committee or the Product and Service Executive Committee and their pricing criteria must be defined by the CMM.

The following principles for the fair value process are adopted by the Company:

- Commitment: the Company is committed to ensuring that the prices used reflect the fair

value of the operations. Should information not be found, the Company uses its best efforts to estimate the fair value of the financial instruments;
- Frequency: the formalized fair value criteria are applied on a daily basis;
- Formality: the CMM is responsible for ensuring the methodological quality and the formalization of the fair value criteria;
- Consistency: the process to gather and apply prices should be carried out consistently, to guarantee equal prices for the same instrument within the Company; and
- Transparency: the methodology must be accessible by the Internal and External Audit, Independent Model Validation Areas – AVIM and by Regulatory Agencies.

On December 2014, the National Monetary Council published Resolution No. 4,389, which amended Resolution No. 4,277. These resolutions set forth the basic procedures that entities must follow in pricing financial instruments valued at fair value and guidelines for the application of prudential adjustments for such instruments. The Company aligned with these resolutions' guidelines, including applying due prudential adjustments required by the regulation.

Control and Follow-Up

Market risk is controlled and monitored by an independent area, the DCIR, which, on a daily basis, measures the risk of outstanding positions, consolidates results and prepares reports required by the existing governance process.

In addition to daily reports, Trading Portfolio positions are discussed once every fifteen days by the Treasury Executive Committee, while Banking Portfolio positions and liquidity reports are examined by the Asset and Liability Management Treasury Executive Committee.

At both meetings, results and risks are assessed and strategies are discussed. Both the governance process and the existing thresholds are ratified by the Integrated Risk Management and Capital Allocation Management Committee and submitted to approval of the Board of Directors, which are revised at least once a year.

Should any threshold controlled by the DCIR be exceeded, the head of the business area responsible for the position is informed that threshold was reached, and the Integrated Risk and Capital Allocation Management Committee is called in timely fashion to make a decision. If the Committee decides to raise the threshold and/or maintain the positions, the Board of Directors is called to approve the new threshold or revise the position strategy.

Internal Communication

The market risk department provides daily managerial control reports on the positions to the business areas and Senior Management, in addition to weekly reports and periodic presentations to the Board of Directors.

Reporting is conducted through an alert system, which determines the addressees of risk reports as previously determined risk threshold percentage is reached; therefore, the higher the risk threshold consumption, more Senior Management members receive the reports.

Hedging and Use of Derivatives

In order to standardize the use of financial instruments as hedges of transactions and the use of derivatives by the Treasury Department, the Company created specific procedures that were approved by the competent Committees.

The hedge transactions executed by Bradesco's Treasury Department must necessarily cancel or mitigate risks related to unmatched quantities, terms, currencies or indexes of the positions in the Treasury books, and must use assets and derivatives authorized to be traded in each of their books to:

- control and classify the transactions, respecting the exposure and risk limits in effect;
- alter, modify or revert positions due to changes in the market and to operational strategies; and
- reduce or mitigate exposures to transactions in inactive markets, in conditions of stress or of low liquidity.

For derivatives classified in the "hedge accounting" category, there is a monitoring of: (i) strategy effectiveness, through prospective and retrospective effectiveness tests, and (ii) mark-to-market of hedge instruments.

Cash flow Hedge

Bradesco maintain cash flow hedges. See more details in Note 20.

Standardized and "Continuous Use" Derivatives

Company's Treasury Department may use standardized (traded on an exchange) and "continuous use" (traded over-the-counter) derivatives for the purpose of obtaining income or as hedges. The derivatives classified as "continuous use" are those habitually traded over-the-counter, such as vanilla swaps (interest rates, currencies, Credit Default Swap, among others), forward operations (currencies, for example) and vanilla options (currency, Bovespa Index), among others. Non-standardized derivatives that are not classified as "continuous use" or structured operations cannot be traded without the authorization of the applicable Committee.

Evolution of Exposures

In this section are presented the evolution of financial exposure, the VaR calculated using the internal model and its backtesting and the Stress Analysis.

Financial Exposure – Trading Portfolio (Fair Value)

Risk factors				R$ thousand
	On March 31, 2022		On December 31, 2021	
	Assets	Liabilities	Assets	Liabilities
Fixed rates	28,677,335	25,710,522	20,275,172	20,715,581
IGP-M (General Index of market pricing) / IPCA (Consumer price index)	4,431,713	2,962,819	1,846,722	2,070,566
Exchange coupon	2,210,294	2,256,268	678,168	512,390
Foreign Currency	6,119,519	6,232,329	4,391,453	4,331,762
Equities	2,283,964	2,226,068	759,476	766,892
Sovereign/Eurobonds and Treasuries	6,743,868	4,322,154	7,510,094	4,163,177
Other	3,233,429	370,817	3,101,740	120,963
Total	53,700,124	44,080,977	38,562,826	32,681,331

VaR Internal Model – Trading Portfolio

The 1-day VaR of Trading Portfolio net of tax effects was R$ 13,958 thousand in the ended of the first quarter of 2021, with Sovereign/Eurobonds and Treasuries as the largest risk factor participation of the portfolio.

Risk factors		R$ thousand
	On March 31, 2022	On December 31, 2021
Fixed rates	4,317	1,693
IGPM/IPCA	4,378	2,008
Exchange coupon	35	21
Foreign Currency	1,180	951
Sovereign/Eurobonds and Treasuries	10,678	3,049
Equities	2,341	450
Other	5,705	2,828
Correlation/diversification effect	(14,678)	(7,404)
VaR at the end of the year	**13,958**	**3,596**
		-
Average VaR in the year	11,322	6,903
Minimum VaR in the year	4,524	3,404
Maximum VaR in the year	44,155	14,044

VaR Internal Model – Regulatory Portfolio

The capital is calculated by the normal delta VaR model based in Regulatory Portfolio, composed by Trading Portfolio and the Foreign Exchange Exposures and the Commodities Exposure of the Banking Portfolio. In addition, the historical simulation and the Delta–Gamma–Vega models of risk are applied to measure all risk factors to an options portfolio, whichever is the most conservative, whereby this risk of options is added to the VaR of the portfolio. In this model, risk value is extrapolated to the regulatory horizon[2] (the highest between 10 days and the horizon of the portfolio) by the 'square root of time' method. VaR and Stressed VaR shown below refer to a ten-day horizon and are net of tax effects.

Risk factors				R$ thousand
	On March 31, 2022		On December 31, 2021	
	VaR	Stressed	VaR	Stressed
Interest rate	21,013	24,165	10,088	17,594
Exchange rate	24,905	35,444	27,428	31,810
Commodity price (Commodities)	1,585	1,208	545	375
Equities	12,360	14,051	888	1,465
Correlation/diversification effect	(27,692)	(37,008)	(8,223)	(10,557)
VaR at the end of the year	**32,170**	**37,861**	**30,727**	**40,686**
			-	
Average VaR in the year	40,284	57,870	42,536	78,238
Minimum VaR in the year	19,561	26,722	16,387	27,433
Maximum VaR in the year	106,947	155,900	78,527	129,975

Note: Ten-day horizon VaR net of tax effects.

[2] The maximum amount between the book's holding period and ten days, which is the minimum regulatory horizon required by Central Bank of Brazil, is adopted.

To calculate regulatory capital requirement according to the internal model, it is necessary to take into consideration the rules described by Central Bank Circular Letters No. 3,646/13 and No. 3,674/13, such as the use of VaR and Stressed VaR net of tax effects, the average in the last 60 days and its multiplier.

VaR Internal Model – Backtesting

The risk methodology applied is continuously assessed using backtesting techniques, which compare the one-day period VaR with the hypothetical P&L, obtained from the same positions used in the VaR calculation, and with the effective P&L, also considering the intraday operations for which VaR was estimated.

The main purpose of backtesting is to monitor, validate and assess the adherence of the VaR model, and the number of exceptions that occurred must be compatible with the number of exception accepted by the statistical tests conducted and the confidence level established. Another objective is to improve the models used by the Company, through analyses carried out with different observation periods and confidence levels, both for Total VaR and for each risk factor.

The daily results corresponding to the last 250 business days, in the hypothetical and effective views, exceeded the respective VaR with a 99% confidence level three times in march, 2022 and, in December, 2021, the daily results corresponding to the last 250 business days exceed their VaR with a 99% confidence level three times.

Stress Analysis – Trading Portfolio

The Company also assesses on a daily basis, the possible impacts on positions in stress scenarios for the next 20 business days, with limits established in the governance process. Thus, considering the effect of diversification between the risk factors and the tax effects.

	R$ thousand	
	On March 31, 2022	On December 31, 2021
At the end of the year	161,755	65,677
Average in the year	191,859	140,512
Minimum in the year	74,177	65,677
Maximum in the year	433,331	247,487

Note: Values net of tax effects.

Sensitivity Analysis of Financial Exposures

The sensitivity analysis of the Company's financial exposures (Trading and Banking Portfolios) is performed on a quarterly basis and carried out based on the scenarios prepared for the respective dates, always taking into consideration market inputs available at the time and scenarios that would adversely impact our positions. As of December 31, 2021, the scenarios were:

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices. For example: for a Real/US dollar exchange rate of R$4.75 a scenario of R$4.80 was used, while for a 1-year fixed interest rate of 12.71%, a scenario of 12.72% was applied;

Scenario 2: 25.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$4.75 a scenario of R$5.94 was used, while for a 1-

year fixed interest rate of 12.71%, a 15.89% scenario was applied. The scenarios for other risk factors also accounted for 25.0% stresses in the respective curves or prices; and

Scenario 3: 50.0% stresses were determined based on market information. For example: for a Real/US dollar quote of R$4.75 a scenario of R$7.13 was used, while for a 1-year fixed interest rate of 12.71%, a 19.07% scenario was applied. The scenarios for other risk factors also account for 50.0% stresses in the respective curves or prices.

The results show the impact for each scenario on a static portfolio position. The dynamism of the market and portfolios means that these positions change continuously and do not necessarily reflect the position demonstrated here. In addition, the Company has a continuous market risk management process, which is always searching for ways to mitigate the associated risks, according to the strategy determined by Management. Therefore, in cases of deterioration indicators in a certain position, proactive measures are taken to minimize any potential negative impact, aimed at maximizing the risk/return ratio for the Company.

Sensitivity Analysis – Trading Portfolio

							R$ thousand
		Trading Portfolio (1)					
		Scenarios					
		On March 31, 2022			On December 31, 2021		
		1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(136)	(39,979)	(77,852)	(273)	(72,496)	(137,888)
Price indexes	Exposure subject to variations in price index coupon rates	(2,914)	(58,599)	(120,431)	(2,069)	(58,427)	(115,254)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(4)	(129)	(257)	(1)	(18)	(36)
Foreign currency	Exposure subject to exchange rate variations	(670)	(16,752)	(33,504)	(373)	(9,334)	(18,668)
Equities	Exposure subject to variation in stock prices	(506)	(12,642)	(25,284)	(47)	(1,177)	(2,355)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(472)	(3,610)	(7,122)	(363)	(3,114)	(6,295)
Other	Exposure not classified in other definitions	(551)	(2,757)	(5,510)	(436)	(2,387)	(4,765)
Total excluding correlation of risk factors		(5,253)	(134,468)	(269,960)	(3,562)	(146,953)	(285,261)
Total including correlation of risk factors		(3,363)	(97,519)	(197,049)	(2,256)	(96,633)	(185,755)

(1) Values net of taxes.

Presented below, the Sensitivity Analysis – Trading and Banking Portfolios.

Sensitivity Analysis – Trading and Banking Portfolios

							R$ thousand
		Trading and Banking Portfolios (1)					
		Scenarios					
		On March 31, 2022			On December 31, 2021		
		1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(18,800)	(5,272,406)	(10,101,946)	(13,603)	(3,642,541)	(7,039,005)
Price indexes	Exposure subject to variations in price index coupon rates	(27,031)	(3,540,829)	(6,236,503)	(26,327)	(3,142,601)	(5,586,279)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(739)	(52,395)	(102,178)	(1,488)	(70,758)	(138,972)
Foreign currency	Exposure subject to exchange rate variations	(2,476)	(61,901)	(123,803)	(5,539)	(138,469)	(276,938)
Equities	Exposure subject to variation in stock prices	(11,445)	(286,134)	(572,268)	(21,015)	(525,366)	(1,050,731)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(3,027)	(115,252)	(229,096)	(1,933)	(71,314)	(140,945)
Other	Exposure not classified in other definitions	(1,042)	(6,375)	(12,741)	(439)	(2,809)	(5,610)
Total excluding correlation of risk factors		(64,560)	(9,335,292)	(17,378,536)	(70,344)	(7,593,858)	(14,238,480)
Total including correlation of risk factors		(39,528)	(7,848,027)	(14,569,914)	(43,198)	(6,061,074)	(11,324,811)

(1) Values net of taxes.

3.4. Liquidity risk

The Liquidity Risk is represented by the possibility of the institution not being able to efficiently meet its obligations, without affecting its daily operations and incurring significant losses, as well as the possibility of the institution to fail to trade a position at market price, due to its larger size as compared to the volume usually traded or in view of any market interruption.

The understanding and monitoring of this risk are crucial to enable the Company to settle operations in a timely manner.

Liquidity Risk Management Process

The liquidity risk management is executed by the Company at the corporate level and permeates all layers of governance. The following are the responsibilities of the departments responsible for the management and control of liquidity risk:

Treasury Department	• Perform the day-to-day management of cash and liquidity; • Propose limits for the indicators of control of the liquidity risk, as well as the levels for the flagging alerts; • Meet the strategic and operational limits established; • Report on matters related to the management of liquidity of the Asset and Liability Management Treasury Executive Committee;
Integrated Risk Control Department	• Propose the metrics of control of liquidity and concentration, considering its appropriate approval in the process of governance established; • Calculate and disclose the indicators for monitoring and control of liquidity periodically; • Provide tools for simulation of the main indicators implemented; • Report on matters related to the control and monitoring of the liquidity risk in the committees and executive committees where the theme is addressed;
Support Areas (Shares and Custody Department, International and Foreign Exchange Department and Department of Controllership)	• Execute the projection of cash flows for the monitoring of liquidity, including intraday; • Prepare the cash flows provided up to the horizon of 12 months and refer to the areas of interest; • Check and ensure consistency, integrity and completeness of the database available daily to managers and controllers of the liquidity risk; • Provide management information on the cash flow to the Treasury Department, as well as any significant changes in the levels of reserves of the Banks of the Conglomerate; • Provide management information on the mismatch mapping of the Treasury Department.

Policies and Standards

The process of managing the liquidity risk is composed of policies and standards that establish criteria related to our diversification of funding sources of the Company.

The Liquidity Risk Management Policy ensures that there are rules, procedures and controls that ensure to the Company the appropriate level of liquidity and diversification of its funding.

In turn, the Liquidity Risk Standard for the Prudential Conglomerate describes procedures and controls of the Company for the liquidity risk, among them, the control of concentration of raising funds by product and counterpart.

In the executive committees of the Company concentrations of funding from product, counterpart and deadlines are reported.

Control and Monitoring

The liquidity risk management of the Company is performed using tools developed on platforms and validated by independent areas of the Company. Among the key metrics and indicators considered in the framework of liquidity risk, are:

- **Information on the Liquidity Coverage Ratio (LCR):** A measure of the sufficiency of liquid instruments to honor the cash outflows of the Company within the next thirty days in a scenario of stress;
- **Net Stable Funding Ratio (NSFR):** A measure of the sufficiency of structural funding to finance long-term assets in the balance sheet of the Company;
- Loss of deposits to different time horizons;
- Maps of concentration of funding in different visions (product, term and counterpart); and
- Integrated stress exercises where different dimensions of risk are addressed.

Limits were established for the main metrics, which can be strategic (approved up to the level of the Board of Directors) or operational (approved by the Treasury Executive Committee for Asset and Liability Management), based on flags, which trigger different levels of governance according to the percentage of use (consumption) of their respective limits.

Liquidity Risk Mitigation

The governance established for the liquidity risk management includes a series of recommendations to mitigate the risk of liquidity, among the main strategies, are:

- Diversification of funding as to the counterpart, product and term;
- Adoption of managerial limits of liquidity, in addition to those required by the regulator;
- Prior analysis of products which may affect the liquidity before their implementation; and
- Simulations of stress of liquidity of the portfolio.

Stress Tests

Due to the dynamics and criticality of this theme, the management and control of liquidity risk should happen every day and be based on stress scenarios. In this way, the main metric used for the monitoring of the liquidity risk of the Prudential Conglomerate is the Short-term Liquidity Coverage Ratio (LCR), which measures the adequacy of liquid resources to honor the commitments in the next thirty days considering a scenario of stress. Therefore, the daily management is performed through the stress test.

In addition to the LCR and other metrics of monitoring, simulations of stress scenarios in the long-term are performed, within the integrated stress test program (ICAAP for example), also to evaluate a possible deterioration of liquidity indicators for different time horizons.

Contingency Plan

According to Article 38, paragraph II of Central Bank of Brazil's Resolution No. 4,557 of February 23, 2017, all institutions should have a liquidity contingency plan. The liquidity contingency plan of the Company covers the following points:

- Group of crisis management;
- Key responsibilities of the group of crisis management;
- Indicators for monitoring;
- Actions to mitigate the crisis; and
- Frequency of revision of the plan.

Internal communication

Internal communication about liquidity risk, both between departments and between the different layers of internal governance is done through internal reports and committees involving both areas (Treasury and DCIR) and the Company's senior management.

Additionally, reports are distributed daily to the areas involved in management and control, as well as to senior management. Several analysis instruments are part of this process and are used to monitor liquidity, such as:

- Daily distribution of liquidity control instruments;
- Automatic intraday update of liquidity reports for the proper management of the Treasury Department;
- Preparation of reports with past and future movements, based on scenarios;
- Daily verification of compliance with the minimum liquidity level;
- Preparation of complementary reports in which the concentration of funding is presented by type of product, term and counterparty; and
- Weekly reports to senior management with behavior and expectations regarding the liquidity situation.

The liquidity risk management process has an alert system, which determines the appropriate level of reporting of risk reports according to the percentage of use of the established limits. Thus, the lower the liquidity ratios, the higher levels of the Company receive the reports.

Undiscounted cash flows of financial liabilities

The table below presents the cash flows payable for non-derivative financial liabilities, covering the remaining contractual period to maturity as from the date of the consolidated statement of financial position. The values disclosed in this table represent the undiscounted contractual cash flows.

						R$ thousand
	On March 31, 2022					
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total
Deposits from banks	208,079,447	17,458,729	16,000,719	16,149,920	5,111,848	262,800,663
Deposits from customers	199,790,040	22,049,179	87,464,570	279,600,881	398,850	589,303,520
Securities issued	2,540,458	9,711,581	37,682,311	142,295,618	24,498,957	216,728,925
Subordinated debt	124,799	61,080	11,372,917	25,684,150	43,048,268	80,291,214
Other financial liabilities (1)	65,138,051	22,701,406	5,353,471	8,069,159	1,825,874	103,087,961
Total liabilities	475,672,795	71,981,975	157,873,988	471,799,728	74,883,797	1,252,212,283

						R$ thousand
	On December 31, 2021					
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total
Deposits from banks	195,675,189	15,370,250	22,995,404	22,756,624	9,705,629	266,503,096
Deposits from customers	231,168,636	25,943,198	87,127,710	280,433,318	369,806	625,042,668
Securities issued	3,185,171	28,204,279	31,941,782	117,632,325	8,051,893	189,015,450
Subordinated debt	239,672	6,319,036	6,184,963	30,514,482	39,000,764	82,258,917
Other financial liabilities (1)	56,641,586	6,698,846	17,372,820	5,525,234	168,818	86,407,304
Total liabilities	486,910,254	82,535,609	165,622,679	456,861,983	57,296,910	1,249,227,435

(1) Include, mainly, credit card transactions, foreign exchange transactions, negotiation and intermediation of securities, leases and capitalization bonds.

The assets available to meet all the obligations and cover the outstanding commitments include cash and cash equivalents, financial assets, loans and advances. Management may also cover unexpected cash outflows by selling securities and by having access to sources of additional funds, such as asset-backed-markets.

The cash flows that the Company estimates for these instruments may vary significantly from those presented. For example, it is expected that demand deposits of customers will maintain a stable or increasing balance, and it is not expected that these deposits will be withdrawn immediately.

In the Company, liquidity-risk management involves a series of controls, mainly related to the establishment of technical limits, with the ongoing evaluation of the positions assumed and the financial instruments used.

Undiscounted cash flows for derivatives

All the derivatives of the Company are settled at net value, and include:

- Foreign currency derivatives – over-the-counter currency options, currency futures, and currency options traded on an exchange; and
- Interest rate derivatives – interest rate swaps, forward rate contracts, interest rate options, other interest rate contracts, interest rate futures traded on an exchange and interest rate options traded on an exchange.

The table below analyzes the derivative financial liabilities that will be settled at net value, grouped based on the period remaining from the reporting date to the respective maturity date. The values disclosed in the table are undiscounted cash flows.

	R$ thousand					
	On March 31, 2022					
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total
Differential of swaps payable	311,057	480,477	1,041,638	3,312,144	858,141	6,003,457
Non-deliverable forwards	8,473,471	492,662	944,904	470,098	-	10,381,135
• Purchased	3,893,283	489,182	895,700	439,285	-	5,717,450
• Sold	4,580,188	3,480	49,204	30,813	-	4,663,685
Premiums of options	293,380	35,796	138,848	701,407	3,880	1,173,311
Other	864,870	485,959	892,473	400,249	-	2,643,551
Total of derivative liabilities	9,942,778	1,494,894	3,017,863	4,883,898	862,021	20,201,454

	R$ thousand					
	On December 31, 2021					
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total
Differential of swaps payable	3,058,529	41,724	835,365	4,266,515	1,427,898	9,630,031
Non-deliverable forwards	879,357	97,474	199,784	71,557	-	1,248,172
• Purchased	753,140	50,223	80,602	18,391	-	902,356
• Sold	126,217	47,251	119,182	53,166	-	345,816
Premiums of options	176,962	9,072	64,188	440,775	401,046	1,092,043
Other	382,810	96,135	223,980	62,475	-	765,400
Total of derivative liabilities	4,497,658	244,405	1,323,317	4,841,322	1,828,944	12,735,646

Statement of financial position by maturities

The tables below show the financial assets and liabilities of the Company segregated by maturities used for the management of liquidity risks, in accordance with the remaining contractual maturities on the reporting date:

							R$ thousand
	On March 31, 2022						
	Current			Non-current			Total
	1 to 30 days	31 to 180 days	181 to 360 days	1 to 5 years	More than 5 years	No stated maturity	
Assets							
Cash and balances with banks	104,021,351	-	-	-	-	-	104,021,351
Financial assets at fair value through profit or loss	9,241,237	33,211,041	24,921,805	163,055,765	58,610,021	19,492,675	308,532,544
Financial assets at fair value through other comprehensive income	332,072	5,808,969	10,232,235	109,366,240	51,305,174	9,386,905	186,431,595
Loans and advances to customers, net of impairment	78,562,700	138,385,980	81,603,579	215,107,232	67,109,521	-	580,769,012
Loans and advances to banks, net of impairment	98,275,860	20,739,543	2,236,709	2,409,748	-	-	123,661,860
Securities, net of provision for losses	5,005,313	14,378,973	7,648,832	104,547,850	51,614,737	-	183,195,705
Other financial assets (1)	61,780,343	797,044	387,380	7,004,114	3,992,634	-	73,961,515
Total financial assets	**357,218,876**	**213,321,550**	**127,030,540**	**601,490,949**	**232,632,087**	**28,879,580**	**1,560,573,582**
Liabilities							
Financial liabilities at amortized cost							-
Deposits from banks	222,133,773	17,840,490	22,197,861	14,233,733	3,804,102	-	280,209,959
Deposits from customers (2)	210,988,881	39,539,595	63,093,224	231,518,231	250,922	-	545,390,853
Securities issued	2,817,561	18,467,199	27,450,509	115,042,526	15,263,744	-	179,041,539
Subordinated debt	7,134	105,656	10,391,837	17,812,348	9,897,636	11,501,010	49,715,621
Other financial liabilities (3)	65,138,051	22,701,406	5,353,471	8,069,159	1,825,874	-	103,087,961
Financial liabilities at fair value through profit or loss	13,169,016	1,610,492	883,559	4,787,952	540,066	-	20,991,085
Other financial instruments with credit risk exposure							-
Loan Commitments	-	-	-	2,976,620	-	-	2,976,620
Financial guarantees	-	-	-	1,475,668	-	-	1,475,668
Insurance technical provisions and pension plans (2)	241,781,512	-	-	52,563,577	-	-	294,345,089
Total financial liabilities	**756,035,928**	**100,264,838**	**129,370,461**	**448,479,814**	**31,582,344**	**11,501,010**	**1,477,234,395**

	On December 31, 2021						R$ thousand
	Current			Non-current			Total
	1 to 30 days	31 to 180 days	181 to 360 days	1 to 5 years	More than 5 years	No stated maturity	
Assets							
Cash and balances with banks	108,601,632	-	-	-	-	-	108,601,632
Financial assets at fair value through profit or loss	10,941,745	17,112,340	40,828,824	202,449,463	47,867,368	17,361,225	336,560,965
Financial assets at fair value through other comprehensive income	33,530,172	5,102,756	5,530,078	49,467,861	90,062,510	9,823,160	193,516,537
Loans and advances to customers, net of impairment	75,618,972	135,854,014	81,035,366	206,697,247	73,827,023	-	573,032,622
Loans and advances to banks, net of impairment	61,843,254	11,936,241	6,812,695	2,834,626	-	-	83,426,816
Securities, net of provision for losses	17,142,223	10,882,135	11,025,706	87,143,802	52,625,409	-	178,819,275
Other financial assets (1)	52,932,271	731,740	552,803	6,935,932	3,258,705	-	64,411,451
Total financial assets	360,610,269	181,619,226	145,785,472	555,528,931	267,641,015	27,184,385	1,538,369,298
Liabilities							
Financial liabilities at amortized cost							-
Deposits from banks	222,594,841	26,499,773	11,878,705	13,943,009	4,092,952	-	279,009,280
Deposits from customers (2)	222,968,555	47,974,278	61,694,101	236,870,166	219,150	-	569,726,250
Securities issued	3,403,249	41,954,379	17,751,396	96,978,356	6,141,162	-	166,228,542
Subordinated debt	3,877	6,316,553	5,487,408	22,014,994	9,169,665	11,458,580	54,451,077
Other financial liabilities (3)	56,641,586	18,771,722	5,299,944	5,525,234	168,818	-	86,407,304
Financial liabilities at fair value through profit or loss	8,201,701	486,331	728,575	3,810,148	1,038,528	-	14,265,283
Other financial instruments with credit risk exposure							-
Loan Commitments	-	-	-	3,315,190	-	-	3,315,190
Financial guarantees	-	-	-	2,066,167	-	-	2,066,167
Insurance technical provisions and pension plans (2)	238,209,989	-	-	48,176,645	-	-	286,386,634
Total financial liabilities	752,023,798	142,003,036	102,840,129	432,699,909	20,830,275	11,458,580	1,461,855,727

(1) It includes mainly foreign exchange transactions, debtors for guarantee deposits and negotiation and intermediation of securities;

(2) Demand and savings deposits and technical provisions for insurance and Pension Plans comprising VGBL and PGBL products are classified as up to 30 days, without considering average historical turnover; and

(3) It includes mainly credit card transactions, foreign exchange transactions, negotiation and intermediation of securities, finance lease and capitalization bonds.

The tables below show the assets and liabilities of the Company segregated by current and non-current, in accordance with the remaining contractual maturities on the reporting date:

			R$ thousand
	On March 31, 2022		
	Current	Non-current	Total
Assets			
Total financial assets	697,570,966	863,002,616	1,560,573,582
Non-current assets held for sale	1,163,211	-	1,163,211
Investments in associated companies	-	7,875,706	7,875,706
Premises and equipment, net	-	13,998,652	13,998,652
Intangible assets and goodwill, net	-	16,345,710	16,345,710
Taxes to be offset	5,196,692	8,147,104	13,343,796
Deferred income tax liabilities	18,490,113	62,010,423	80,500,536
Other assets	6,828,729	746,114	7,574,843
Total non-financial assets	31,678,745	109,123,709	140,802,454
Total assets	729,249,711	972,126,325	1,701,376,036
Liabilities			
Total financial liabilities	985,671,227	491,563,168	1,477,234,395
Other reserves	5,289,462	20,085,334	25,374,796
Current income tax liabilities	2,092,254	-	2,092,254
Deferred income tax liabilities	-	763,383	763,383
Other liabilities	39,661,640	2,027,302	41,688,942
Total non-financial liabilities	47,043,356	22,876,019	69,919,375
Total equity	-	154,222,266	154,222,266
Total equity and liabilities	1,032,714,583	668,661,453	1,701,376,036

			R$ thousand
	On December 31, 2021		
	Current	Non-current	Total
Assets			
Total financial assets	688,014,967	850,354,331	1,538,369,298
Non-current assets held for sale	1,196,272	-	1,196,272
Investments in associated companies	-	7,557,566	7,557,566
Premises and equipment, net	-	13,513,105	13,513,105
Intangible assets and goodwill, net	-	14,911,007	14,911,007
Taxes to be offset	4,835,233	8,451,596	13,286,829
Deferred income tax liabilities	-	78,743,461	78,743,461
Other assets	7,020,765	973,890	7,994,655
Total non-financial assets	13,052,270	124,150,625	137,202,895
Total assets	701,067,237	974,504,956	1,675,572,193
Liabilities			
Total financial liabilities	996,866,963	464,988,764	1,461,855,727
Other reserves	5,385,872	20,150,747	25,536,619
Current income tax liabilities	2,059,223	-	2,059,223
Deferred income tax liabilities	-	208,035	208,035
Other liabilities	33,160,633	2,523,249	35,683,882
Total non-financial liabilities	40,605,728	22,882,031	63,487,759
Total equity	-	150,228,707	150,228,707
Total equity and liabilities	1,037,472,691	638,099,502	1,675,572,193

3.5. Fair value of financial assets and liabilities

For financial instruments that are measured at fair value, disclosure of measurements is required according to the following hierarchical levels of fair value:

- Level 1

  Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active market, as well as Brazilian government securities that are highly liquid and are actively traded in over-the-counter markets.

- Level 2

  Valuation uses observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data, including but not limited to yield curves, interest rates, volatilities, equity or debt prices and foreign exchange rates.

- Level 3

  Valuation uses unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities normally include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant Management judgment or estimation. This category generally includes certain corporate and bank debt securities and certain derivative contracts. The main non-observable data used in the determination of the fair value are the spreads of credit that vary between 2% and 6%.

  To fair value securities which have no consistent, regulatory updated, public price source, Bradesco uses models defined by the mark-to-market Commission and documented in the mark-to-mark manual for each security type. Through the use of methods and both mathematical and financial models which capture the effects and variations in the prices of financial assets classified as fair value, Bradesco is able to ascertain in a clear and consistent manner the determination of fair value of its Level 3 assets and liabilities.

The tables below present the composition of the financial assets and liabilities measured at fair value, classified using the hierarchical levels:

				R$ thousand
	On March 31, 2022			
	Level 1	Level 2	Level 3	Fair Value
Financial assets at fair value through profit or loss	**244,836,303**	**36,910,255**	**1,025,916**	**282,772,474**
Brazilian government securities	213,031,021	5,407,812	2	218,438,835
Corporate debt and marketable equity securities	19,491,683	5,886,639	1,024,540	26,402,862
Bank debt securities	1,412,403	25,615,804	-	27,028,207
Mutual funds	10,033,159	-	1,374	10,034,533
Foreign governments securities	595,184	-	-	595,184
Brazilian sovereign bonds	272,853	-	-	272,853
Derivatives	**1,060,945**	**4,082,449**	**(374,409)**	**4,768,985**
Derivative financial instruments (assets)	11,960,687	13,604,824	194,559	25,760,070
Derivative financial instruments (liabilities)	(10,899,742)	(9,522,375)	(568,968)	(20,991,085)
Financial assets at fair value through other comprehensive income	**179,525,745**	**5,438,217**	**1,467,633**	**186,431,595**
Brazilian government securities	151,481,640	-	24,660	151,506,300
Corporate debt securities	1,521,856	3,391,196	593,373	5,506,425
Bank debt securities	5,044,737	543,518	-	5,588,255
Brazilian sovereign bonds	8,462,780	-	-	8,462,780
Foreign governments securities	5,980,930	-	-	5,980,930
Mutual funds	2,245,709	-	1,026	2,246,735
Marketable equity securities and other stocks	4,788,093	1,503,503	848,574	7,140,170
Total	425,422,993	46,430,921	2,119,140	473,973,054

				R$ thousand
	On December 31, 2021			
	Level 1	Level 2	Level 3	Fair Value
Financial assets at fair value through profit or loss	**282,270,032**	**31,627,903**	**478,305**	**314,376,240**
Brazilian government securities	252,536,563	6,487,867	2	259,024,432
Corporate debt and marketable equity securities	17,359,614	5,930,123	476,929	23,766,666
Bank debt securities	1,411,890	19,209,913	-	20,621,803
Mutual funds	9,965,220	-	1,374	9,966,594
Foreign governments securities	689,293	-	-	689,293
Brazilian sovereign bonds	307,452	-	-	307,452
Derivatives	**(220,868)**	**8,491,757**	**(351,447)**	**7,919,442**
Derivative financial instruments (assets)	3,982,364	18,022,857	179,504	22,184,725
Derivative financial instruments (liabilities)	(4,203,232)	(9,531,100)	(530,951)	(14,265,283)
Financial assets at fair value through other comprehensive income	**185,980,783**	**6,119,925**	**1,415,829**	**193,516,537**
Brazilian government securities	155,835,878	13,225	25,784	155,874,887
Corporate debt securities	1,523,253	4,069,087	543,011	6,135,351
Bank debt securities	5,603,539	534,110	-	6,137,649
Brazilian sovereign bonds	8,885,505	-	-	8,885,505
Foreign governments securities	6,659,985	-	-	6,659,985
Mutual funds	2,126,928	-	1,026	2,127,954
Marketable equity securities and other stocks	5,345,695	1,503,503	846,008	7,695,206
Total	468,029,947	46,239,585	1,542,687	515,812,219

Derivative Assets and Liabilities

The Company's derivative positions are determined using quantitative models that require the use of multiple inputs including interest rates, prices and indices to generate continuous yield or pricing curves and volatility factors. The majority of market inputs are observable and can be obtained, from B3 (principal source) and the secondary market. Exchange traded derivatives valued using quoted prices are classified within Level 1 of the valuation hierarchy. However, few classes of derivative contracts are listed on an exchange; those are classified as Level 2 or Level 3.

The yield curves are used to determine the fair value by the method of discounted cash flow, for currency swaps and swaps based on other risk factors. The fair value of futures and forward contracts is also determined based on quoted markets prices on the exchanges for exchanges-traded derivatives or using similar methodologies to those described for swaps. The fair value of options is determined using external quoted prices or mathematical models, such as Black-Scholes, using yield curves, implied volatilities and the fair value of the underlying asset. Current market prices are used to determine the implied volatilities. The fair values of derivative assets and liabilities also include adjustments for market liquidity, counterparty credit quality and other specific factors, where appropriate.

The majority of these models do not contain a high level of subjectivity as the methodologies used in the models do not require significant judgment and inputs to the model are readily observable from active quoted markets. Such instruments are generally classified within Level 2 of the valuation hierarchy.

Derivatives that have significant unobservable inputs to their valuation models are classified within Level 3 of the valuation hierarchy.

The table below presents a reconciliation of securities and derivative financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

					R$ thousand
	Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Assets Derivative	Liabilities Derivatives	Total
On December 31, 2020	319,434	256,103	19,295	(246,472)	348,360
Included in the result	107,775	2,862	-	-	110,637
Included in other comprehensive income	-	4,761	-	-	4,761
Acquisitions	-	-	-	(23,809)	(23,809)
Write-offs	(5,832)	(11,289)	(1,308)	-	(18,429)
On March 31, 2021	421,377	252,437	17,987	(270,281)	421,520
On December 31, 2021	478,305	1,415,829	179,504	(530,951)	1,542,687
Included in the result	549,051	22,488	-	-	571,539
Included in other comprehensive income	-	10,575	-	-	10,575
Acquisitions	41,435	179,778	15,055	(38,017)	198,251
Write-offs	(42,875)	(161,037)	-	-	(203,912)
On March 31, 2022	1,025,916	1,467,633	194,559	(568,968)	2,119,140

The tables below show the gains/(losses) due to changes in fair value, including the realized and unrealized gains and losses, recorded in the consolidated statement of income for Level 3 assets and liabilities:

			R$ thousand
	Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Total
Interest and similar income	3,553	2,863	6,416
Net trading gains/(losses) realized and unrealized	104,222	4,760	108,982
Total in March 31, 2021	**107,775**	**7,623**	**115,398**
Interest and similar income	4,151	22,488	26,639
Net trading gains/(losses) realized and unrealized	544,900	10,575	555,475
Total on March 31, 2022	**549,051**	**33,063**	**582,114**

Sensitivity analysis for financial assets classified as Level 3

						R$ thousand
	On March 31, 2022					
	Impact on income (1)			Impact on shareholders' equity (1)		
	1	2	3	1	2	3
Interest rate in Reais	(0)	(2)	(5)	(6)	(1,541)	(2,804)
Price indexes	(3)	(321)	(632)	(0)	(0)	(0)
Equities	(5,380)	(134,500)	(269,001)	(5,064)	(126,596)	(253,191)

						R$ thousand
	On December 31, 2021					
	Impact on income (1)			Impact on shareholders' equity (1)		
	1	2	3	1	2	3
Interest rate in Reais	-	(31)	(60)	(6)	(1,397)	(2,503)
Price indexes	(16)	(2,015)	(3,898)	-	-	-
Equities	(1,652)	(41,311)	(82,622)	(4,653)	(116,323)	(232,647)

(1) Values net of taxes.

The sensitivity analyses were carried out based on the scenarios prepared for the dates shown, always taking into consideration market inputs available at the time and scenarios that would adversely impact our positions, in accordance with the scenarios below:

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices. For example: for a Real/US dollar exchange rate of R$4.75 a scenario of R$4.80 was used, while for a 1-year fixed interest rate of 12.71%, a 12.72% scenario was applied;

Scenario 2: 25.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$4.75 a scenario of R$5.94 was used, while for a 1-year fixed interest rate of 12.71%, a 15.89% scenario was applied. The scenarios for other risk factors also had 25.0% stresses in the respective curves or prices; and

Scenario 3: 50.0% stresses were determined based on market information. For example: for a Real/US dollar quote of R$4.75 a scenario of R$7.13 was used, while for a 1-year fixed interest rate of 12.71%, a 19.07% scenario was applied. The scenarios for other risk factors also had 50.0% stresses in the respective curves or prices.

Financial instruments not measured at fair value

The table below summarizes the carrying amounts and the fair values of the financial assets and liabilities that were not presented in the consolidated statements of financial position at their fair value, classified using the hierarchical levels:

					R$ thousand
	On March 31, 2022				
	Fair Value				Book value
	Level 1	Level 2	Level 3	Total	
Financial assets (1)					
Loans and advances					
· Financial Institutions	-	123,669,678	-	123,669,678	123,661,860
· Customers	-	-	610,567,612	610,567,612	623,501,506
Securities at amortized cost	81,634,723	90,943,926	11,489,216	184,067,865	188,839,285
Financial liabilities					
Deposits from banks	-	-	280,579,468	280,579,468	280,209,959
Deposits from customers	-	-	546,260,377	546,260,377	545,390,853
Securities issued	-	-	166,321,194	166,321,194	179,041,539
Subordinated debt	-	-	51,063,445	51,063,445	49,715,621

					R$ thousand
	On December 31, 2021				
	Fair Value				Book value
	Level 1	Level 2	Level 3	Total	
Financial assets (1)					
Loans and advances					
· Financial Institutions	-	83,440,721	-	83,440,721	83,426,816
· Customers	-	-	607,725,289	607,725,289	613,833,607
Securities at amortized cost	88,656,980	80,968,974	10,450,308	180,076,262	184,346,938
Financial liabilities					
Deposits from banks	-	-	279,299,225	279,299,225	279,009,280
Deposits from customers	-	-	570,368,593	570,368,593	569,726,250
Securities issued	-	-	155,235,456	155,235,456	166,228,542
Subordinated debt	-	-	55,756,684	55,756,684	54,451,077

(1) Amounts of loans and receivables are presented net of the provision for impairment losses.

Below we list the methodologies used to determine the fair values presented above:

Loans and advances to financial institutions: Fair values were estimated for groups of similar loans based upon type of loan, credit quality and maturity. Fair value for fixed-rate transactions was determined by discounted cash flow estimates using interest rates approximately equivalent to our rates for new transactions based on similar contracts. Where credit deterioration has occurred, estimated cash flows for fixed and floating-rate loans have been reduced to reflect estimated losses.

Loans and advances to customers: The fair values for performing loans are calculated by discounting scheduled principal and interest cash flows through maturity using market discount rates and yield curves that reflect the credit and interest rate risk inherent to the loan type at each reporting date. The fair values for impaired loans are based on discounting cash flows or the value of underlying collateral.

The non-performing loans were allocated into each loan category for purposes of calculating the fair-value disclosure. Assumptions regarding cash flows and discount rates are based on available market information and specific borrower information.

Bonds and securities at amortized cost: Financial assets are carried at amortized cost. Fair values are estimated according to the assumptions described in Note 2(d). See Note 24 regarding the amortized cost.

Deposits from banks and customers

The fair value of fixed-rate deposits with stated maturities was calculated using the contractual cash flows discounted with current market rates for instruments with similar maturities and terms. For floating-rate deposits, the carrying amount was considered to approximate fair value.

Funds from securities issued and Subordinated debt

Fair values were estimated using a discounted cash flow calculation that applies interest rates available in the market for similar maturities and terms.

3.6. Independent Model Validation

The main purpose of the Independent Model Validation Area – AVIM is to verify if the models operate according to the objectives envisaged, as well as if its results are suitable for the uses for which they are intended.

The Independent Model Validation Area adopts a methodology that includes quantitative and qualitative dimensions, assessing the adequacy of processes of governance, construction of models and their assumptions, and use and monitoring of the models.

3.7. Underwriting risk

Underwriting risk is the risk related to a possible loss event that may occur in the future and for which there is uncertainty over the amount of damages that result from it. The risk arises from an economic situation not matching the Company's expectations at the time of issuing its underwriting policy with regard to the uncertainties existing both in the definition of actuarial assumptions and in the constitution of technical provisions as well as for pricing and calculating premiums and contributions. In short, it refers to the risk of the frequency or severity of loss events or benefits exceeding the Company's estimates.

Historical experience shows that the larger the group of contracts with similar risks, the lower the variability in cash flows that the Organization does not have to deal with claims events.In that way, the risk management process seeks to diversify insurance operations, aiming to excel at balancing the portfolio, and is based on the grouping of risks with similar characteristics in order to reduce the impact of individual risks.

Risk underwriting management is carried out by the Technical Superintendence and the policies of underwriting and acceptance of risks are periodically evaluated. In addition, the Board of Risk Management, Internal Controls and Compliance, Privacy and Data Management, an integral part of the framework of risk management, have as one of their main tasks, the structuring of internal models for underwriting risk and the calculation of regulatory capital for these businesses, and to certify the technical provisions, in addition to evaluating the impact of new products in the risk capital of the Company.

Uncertainties over estimated future claim payments

Claims are due as they occur and the Company must indemnify all covered claims that occurred during the contract period, even if the notification occurs after the end of its term. However, claims are reported over a period and a significant portion of these claims are accounted for in the Provisions for Claims Incurred but Not Reported (IBNR) or the Provision for Events/Claims Occurred and Not Reported (PEONA) in the case of health insurance. The estimated cost of claims includes direct expenses to be incurred when settling them.
In this way, giving the uncertainties inherent to the process for estimating claims provisions, the final settlement may be different from the original technical provision.

Asset and liability management (ALM)

The Company periodically analyzes future cash flows on assets and liabilities held in portfolio ALM – Asset Liability Management. The method used for ALM analysis is to observe the sufficiency or insufficiency of the present value of the stream of assets in relation to the present value of the stream of liabilities, and the duration of assets in relation to that of liabilities. The aim is to verify that the situation of the portfolio of assets and liabilities is balanced in order to honor the Company's future commitments to its insured persons.

The actuarial assumptions used to generate the flow of liabilities are in line with international actuarial practices and also with the characteristics of the Company's product portfolio.

Risk management by product

The continuous monitoring the insurance contract portfolio enables us to track and adjust premiums practiced, as well as to assess the need for alterations. Other monitoring tools in use include: (i) sensitivity analysis, and (ii) algorithmic checks and corporate system notifications (underwriting, issuance and claims).

The main risks associated with property insurance

The risks associated with property insurance include, among others:

- Oscillations in the incidence, frequency and severity of the claims and the indemnifications of claims in relation to the expectations;
- Unpredictable claims arising from an isolated risk;
- Inaccurate pricing or inadequate underwriting of risks;
- Inadequate reinsurance policies or risk transfer techniques; and
- Insufficient or excessive technical provisions.

Generally, the Non-Life insurance underwritten by the Company is of short duration. The underwriting strategies and goals are adjusted by management and informed through internal guidelines and practice and procedure manuals.

The main risks inherent to the main property insurance business lines are summarized as follows:

- Auto insurance includes, among other things, physical damage to the vehicle, loss of the insured vehicle, third-party liability insurance for vehicles and personal accident for passengers; and
- Business, home and miscellaneous insurance includes, among other things, fire risks (e.g. fire, explosion and business interruption), natural disasters (e.g., earthquakes, storms and floods), as well as liability insurance.

Non-Life insurance risk management

The Board for Risk Management monitors and evaluates risk exposure and undertakes the development, implementation and revision of guidelines related to underwriting. The implementation of these guidelines, the treatment of claims, the reinsurances and the constitution of technical provisions for insurance purposes of these risks are carried out by the technical departments of each risk area. The Technical Departments has developed mechanisms such as the analysis of possible risk accumulations based on monthly reports that identify, quantify and manage accumulated exposures in order to keep them within the limits defined in the internal guidelines.

The main risks associated with Life insurance and Private Pension Plans

Life insurance and Private Pension Plans are generally long-term in nature and, accordingly, various actuarial assumptions are used to manage and estimate the risks involved, such as: assumptions about returns on investments, longevity, mortality and persistence rates in relation to each business unit. Estimates are based on historical experience and on actuarial expectations.

The risks associated with Life insurance and private Pension Plans include:

- Biometric risks, which includes mortality experience, adverse morbidity, longevity and disability. The mortality risk may refer to policyholders living longer than expected (longevity) or passing away before expected. This is because some products pay a lump sum if the person dies, and others pay regular amounts while the policyholder is alive;
- Policyholder's behavior risks, which includes persistence rate experience. Low persistence rates for certain products may result in less policies/private pension plan agreements remaining contracted to help cover fixed expenses and may reduce future positive cash flows of the underwritten business. A low persistence rate may affect liquidity of products which carry a redemption benefit;
- Group Life-insurance risk results from exposure to mortality and morbidity rates and to operational experience worse than expected on factors such as persistence levels and administrative expenses; and
- Some Life and Pension Plan products have pre-defined yield guarantees, and thereby face risk from changes in financial markets, returns on investments and interest rates that are managed as a part of market risk.

Life insurance and private pension plan risk management

The Board for Risk Management monitors and assesses risk exposure and is responsible for developing, implementing and reviewing policies relating to underwriting. The implementation of these guidelines, the processing claims and the technical reserves for insurance purposes of these risks are carried out by the Technical Department; The Technical Department has developed mechanisms, such as the analysis of possible risk accumulations based on monthly reports that identify, quantify and manage accumulated exposures to keep them within limits defined by internal policies.

Longevity risks are monitored in relation to the most recent data and to the trends in the environments in which the Company operates. Management monitors exposure to this risk and the capital implications of it in order to manage the possible impacts, as well as to ensure that business has the capital that it may require. The Management adopts improvement assumptions in its calculation of technical provisions in order to predict and thus be covered for possible impacts generated by the improvement in life expectancy of the insured/assisted population.

Mortality and morbidity risks are partially mitigated through reinsurance contracts for catastrophes.

Persistency risk is managed through frequent monitoring of the Company's historic experience. Management has also defined rules on the management and monitoring of persistence and the implementation of specific initiatives to improve, when appropriate, the renewal of policies that expire.

The risk of a high level of expenses is primarily monitored through the evaluation of the profitability of the business units and the frequent monitoring of expense levels.
The main risks associated with health insurance

The risks associated with health insurance include, among others:

- Variations in cause, frequency and severity of indemnities of claims compared to expectations;
- Unforeseen claims resulting from isolated risk;
- Incorrect pricing or inadequate subscription of risks; and
- Insufficient or overvalued technical provisions.

For individual health insurance, for which certain provisions are calculated based on expected future cash flows (difference between expected future claims and expected future premiums), there are a number of risks, in addition to those cited above, such as biometric risk, including mortality and longevity experience and the insured's behavioral risk, which covers persistency experience, as well as interest-rate risk that is managed as a part of market risk.

Risk management of property insurance, life and pension insurance and health insurance

The Board for Risk Management, Internal Controls, Compliance, Privacy and Data Management Board monitors and evaluates risk exposure and is responsible for the development, implementation and review of policies that cover subscription. The implementation of these policies, the treatment of claims, reinsurance and the constitution of technical provisions of these risks are performed by the Techinacal Superintendent of Actuary and Statistics. The Technical Superintendencies developed mechanisms, such as the analysis of possible accumulations of risks based on monthly reports, which identify, quantify and manage accumulated exposure in order to keep it within the limits defined by internal policies.

For life and pension insurance and health insurance, the longevity risk is carefully monitored using the most recent data and tendencies of the environment in which the Company operates. Management monitors exposure to this risk and its capital implications in order to manage possible impacts, as well as the funding that the future business needs. Management adopts assumptions of continuous improvement in the future longevity of the population for the calculation of technical provisions, in order to anticipate and thus be covered by possible impacts generated by the improvement in the life expectancy of the insured/assisted population.

Persistency risk is managed through the frequent management of the Company's historical experience. Management has also established guidelines for the management of persistency in order to monitor and implement specific initiatives, when necessary, to improve retention of policies.

The risk of elevated expenses is primarily monitored through the evaluation of the profitability of business units and the frequent monitoring of expense levels. Specifically, for life and pension insurance, mortality and morbidity risks are mitigated through the assignment of catastrophe reinsurance.

Risk Concentration

The Company operates throughout the national territory, so that potential exposures to risk concentration are monitored through management reports where the results of contracts sold within the scope of the business by branch atuation are observed. The table below shows the concentration of risks, based on the amounts of premiums written net of reinsurance, cancellations and social security contributions:

Segments	R$ thousand	
	On March 31, 2022	On March 31, 2021
Non-Life	1,678,213	1,378,565
Life	2,638,532	2,266,642
Health (Health and Dental)	6,557,863	6,087,313
Pension plans	7,960,451	6,927,407

Sensitivity test

The objective of the sensitivity test is to measure the impact on the result and shareholders' equity of the Company, if isolated reasonably possible changes occur, in assumptions inherent to their operations that might be affected due to the process of risk underwriting and that are considered relevant to the balance sheet date.

As risk factors, the following significant assumptions were identified:

- Risk-free interest rate – represents the minimum level of return expected by the Company of pension products. The test evaluated the impact of a reduction in the curve of the related interest free of risk;
- Longevity (Improvement) – represents the life expectancy of an individual, based on the year of their birth, current age and other demographic factors, including sex. The test evaluated the impact of an increase on the estimate of improvement in life expectancy for annuity contracts;
- Conversion into income – The test evaluated the impact of an increase on the rate of conversion of pension products into income for annuity contracts; and
- Claims ratio – is the main indicator of insurance contracts and is equivalent to the ratio between expenses and income that the Company received by contract. The test evaluated the impact of an increase on the claims ratio.

Results of sensitivity testing

The sensitivity test for insurance for people, life insurance with survivor protection, individual life insurance was carried out considering the same bases and groupings of the LAT test with the applications of the variations shown in the table below:

The table below shows the result of the sensitivity test of life insurance with survivor protection, pension and individual life insurance, considering variations in assumptions:

	R$ thousand		
	On March 31, 2022		
	Interest rate	Longevity (improvement)	Conversion to income
Percentage adjustment to each assumption:	Variation of -5%	0,2%	+ 5 p.p.
Total	(193,862)	(62,811)	(37,485)

The table below shows the result of the sensitivity test for personal insurance, except individual life, considering variations in assumptions:

	R$ thousand	
	On March 31, 2022	
	Interest rate	Longevity (improvement)
Percentage adjustment to each assumption:	Variation of -5%	0,2%
Total	(14,718)	10,112

For Non-Life, life (except individual Life) and Health insurance, including dental, the table below shows the result if there was an increase in the loss ratio by 1 percentage point in the last twelve months of the calculation base date:

Segments	R$ thousand			
	Gross of reinsurance		Net of reinsurance	
	On March 31, 2022	On March 31, 2021	On March 31, 2022	On March 31, 2021
Non-Life	(9,579)	(8,406)	(9,528)	(8,361)
Life	(7,386)	(6,954)	(7,344)	(6,921)
Health (Health and Dental)	(39,347)	(36,524)	(39,347)	(36,524)

Limitations of sensitivity analysis

Sensitivity analyses show the effect of a change in an important premise while other premises remain unchanged. In real situations, premises and other factors may be correlated. It should also be noted that these sensitivities are not linear and therefore greater or lesser impacts should not be interpolated or extrapolated from these results.

Sensitivity analyses do not take account of the fact that assets and liabilities are highly managed and controlled. Additionally, the Company's financial position may vary with any movement occurring in the market. For example, the risk management strategy aims to manage exposure to fluctuations in the market. As investment markets move through various levels, management initiatives may include sales of investments, altered portfolio allocations, and other protective measures.

Other limitations of the sensitivity analyses include the use of hypothetical market movements to show the potential risk, which only represents Management's view of possible market changes in the near future, which cannot be foreseen with certainty, and they also assume that all interest rates move in the same manner.

Credit risk

Credit risk consists of the possible incurrence of losses in value of financial assets and reinsurance assets, as a consequence of noncompliance, by the counterparty, of its financial obligations according to agreed terms with the Company.

This risk may materialize in different ways, among others.

- Losses arising from delinquency, due to lack of payment of the premium or of the installments by the insured person;
- Possibility of any issuer of financial asset not making the payment on the due date or the amortizations provided for each security; and
- Inability or unfeasibility of recovery of commissions paid to brokers when policies are canceled.

Credit risk management

The Company performs various sensitivity analyses and stress tests as tools for management of financial risks. The results of these analyses are used for risk mitigation and to understand the impact on the results and the shareholders' equity of the Company in normal conditions and in conditions of stress. These tests take into account historical scenarios and scenarios of market conditions provisioned for future periods, and their results are used in the process of planning and decision making, as well as the identification of specific risks arising on financial assets and liabilities held by the Company. The management of credit risk for reinsurance operations includes monitoring of exposures to credit risk of individual counterparts in relation to credit ratings by risk assessment companies, such as Am Best, Fitch Ratings and Standard & Poor's and Moody's. The reinsurers are subject to a process of analysis of credit risk on an ongoing basis to ensure that the goals of the mitigation of credit risk will be achieved.
In that sense, credit risk management in the Company is a continuous and evolving process including the mapping, development, evaluation and diagnosis of existing models, instruments and procedures that requires a high level of discipline and control in the analysis of operations to preserve the integrity and independence of processes. It is a process carried out at the corporate level using structured, independent internal procedures based on proprietary documentation and reports, assessed by the risk management structures of the Company and Banco Bradesco, and based on the gradual deployment of internal models for the determination, measurement and calculation of capital.

Meetings are held quarterly of the Executive Committee for Risk Management of Grupo Bradesco Seguros, of the Executive Committee of Investments and, monthly, of the Internal Meeting of Asset Allocation by the area of Investment Management of Bradesco Seguros S.A. for the deliberative negotiations, possessing all the functions, which are necessary for the regulatory/improvement requirement in the processes of management.

Reinsurance policy

No matter how conservative and selective insurers are in the choice of their partners, the purchase of reinsurance presents, naturally embedded in its operation, a credit risk.

The Bradesco Company's policy for purchasing reinsurance and approval of reinsurers are the responsibility of the Board of Executive Officers, observing to the minimum legal requirements and regulations, some of them aimed at minimizing the credit risk intrinsic to the operation, and considering the shareholders' equity consistent with amounts transferred.

Another important aspect of managing reinsurance operations is the fact that the Company aims to work within its contractual capacity, thereby avoiding the frequent purchases of coverages in optional agreements and higher exposures to the credit risk.

Practically, all property damage portfolios, except automotive, are hedged by reinsurance which, in most cases, is a combination of proportional and non-proportional plans by risk and/or by event.

Currently, part of the reinsurance contracts (proportional and non-proportional) are transferred to IRB Brasil Resseguros S.A. Some admitted reinsurers participate with lower individual percentages, but all have minimum capital and rating higher than the minimum established by the Brazilian legislation, which, in Management's judgment, reduces the credit risk.

Exposure to insurance credit risk

Management believes that maximum exposure to credit risk arising from premiums to be paid by insured parties is low, since, in some cases, coverage of claims may be canceled (under Brazilian regulations), if premiums are not paid by the due date. Exposure to credit risk for premium receivables differs between risks yet to be incurred and risks incurred, since there is higher exposure on incurred-risk lines for which coverage is provided in advance of payment of the insurance premium.

The Company is exposed to concentrations of risk with individual reinsurance companies, due to the nature of the reinsurance market and strict layer of reinsurance companies with acceptable loan ratings. The Company manages the exposures of its reinsurance counterparties, limiting the reinsurance companies that may be used, and regularly assessing the default impact of the reinsurance companies.

3.8. Operational risk

Operational risk is represented by the possibility of incurring losses arising from failures, deficiencies or the inadequacy of internal processes, people and systems or external events.

Operational Risk Management Process

The Company approaches Three Lines model, which consists of identifying and assigning specific responsibilities to the Premises so that the essential tasks of operational risk management are carried out in an integrated and coordinated manner. To this end, the following activities are carried out:

• Identify, assess and monitor the operational risks inherent to the Organization's activities;

• Evaluate the operational risks inherent to new products and services in order to adapt them to legislation and procedures and controls;

• Mapping and processing operational loss records to compose the internal database;

• Provide analyzes that provide quality information to the Premises, with a view to improving operational risk management;

• Evaluate scenarios and indicators for the purpose of composing the economic capital and improving the Organization's risk maps;

• Assess and calculate the need for regulatory and economic capital for operational risk; and

• Report operational risk and its main aspects in order to support the Organization's strategic decisions.

These procedures are supported by various internal controls, being independently certified as to their effectiveness and execution, in order to meet the risk appetite limits established by the Organization.

4) ESTIMATES AND JUDGMENTS

The Company adopts estimates and judgments that may affect the reported value of assets and liabilities in future periods, with the assumptions determined in accordance with the applicable standard.

Are evaluated on an ongoing basis, based on our historical experience and among other factors, including expectations of future events, considered reasonable under current circumstances.

Judgments

Information about judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the financial statements included in the following notes:

- Note 2(a) and 26 Consolidation: whether the Group has the fact control over the investee; and equity-accounted investees: whether the Group has significant influence over the investee.

Estimates

Estimates are carrying a significant risk and may have a material impact on the values of assets and liabilities in future periods, with the possibility of actual results being different from those previously established, are disclosed below and are related to the following notes:

Accounting estimates	Note
• Fair value of financial instruments	3.4 / 8 e 9 / 19 a 21
• Expected Credit Loss	3.1 / 22 e 23
• Impairment of intangible assets and goodwill	28
• Taxes on profits	16
• Technical provisions for insurance	34
• Contingent provisions	36

Fair value of financial instruments

Financial instruments recognized at fair value in our consolidated financial statements consist primarily of financial assets measured at fair value through profit or loss, including derivatives and financial assets classified as measured at fair value through other comprehensive income. The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the reporting date.

These financial instruments are categorized within a hierarchy based on the lowest level of input that is significant to the fair value measurement. For instruments classified as level 3, we have to apply a significant amount of our own judgment in arriving at the fair value measurement. We base our judgment decisions on our knowledge and observations of the markets relevant to the individual assets and liabilities, and those judgments may vary based on market conditions. In applying our judgment, we look at a range of third-party prices and transaction volumes to understand and assess the extent of market benchmarks available and the judgments or modeling required in third-party processes. Based on these factors, we determine whether the fair values are observable in active markets or whether the markets are inactive.

Imprecision in estimating unobservable market inputs can impact the amount of revenue or loss recorded for a particular position. Furthermore, while we believe our valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value on the reporting date. For a detailed discussion about the determination of fair value of financial instruments, see Note 3.5.

For additional details, see note 2 d - vii of the Consolidated Financial Statements as of December 31, 2021.

Expected credit loss

The measurement of the provision for expected credit losses on loans for financial assets measured at amortized cost and FVOCI requires the use of complex quantitative models and assumptions about future economic conditions and loan behavior.

Several significant judgments are also required to apply the accounting requirements for the measurement of the expected credit loss, such as:

- Determine the criteria in order to identify the significant increase of credit risk;
- Select quantitative models and suitable assumptions;
- Establish several prospective scenarios and assumptions;
- Group similar financial assets; and
- Define the expected time frame of exposure to credit risk for instruments without the contractual maturity defined.

The process to determine the level of provision for expected credit loss requires estimates and the use of judgment; it is possible that actual losses presented in subsequent periods will differ from those calculated according to current estimates and assumptions.

The explanation of assumptions and estimation techniques used in the measurement of expected credit loss is further detailed in Note 3.2.

For additional details, see note 2 d - viii of the Consolidated Financial Statements as of December 31, 2021.

Impairment of intangible assets and goodwill

The Company analyzes, at least annually, whether the carrying value of intangible assets and goodwill (including goodwill identified in the acquisition of associates and joint ventures) is impaired. The first step of the process requires the identification of independent Cash-Generating Units and the allocation of goodwill to these units. The carrying amount of the CGU, including the allocated goodwill, is compared to its recoverable amount to determine whether any impairment exists. If the value in use of a cash-generating unit is less than its carrying value, goodwill will be impaired. Detailed calculations may need to be carried out taking into consideration changes in the market in which a business operates (e.g., competitive activity, regulatory change). The value in use is based upon discounting expected pre-tax cash flows at a risk-adjusted interest rate appropriate to the operating unit, the determination of both requires one to exercise one's judgment. While forecasts are compared with actual performance and external economic data, expected cash flows naturally reflect the Company's view of future performance.

For additional details, see note 2 i of the Consolidated Financial Statements as of December 31, 2021.

Income tax

The determination of the amount of our income tax liability is complex, and our assessment is related to our analysis of our deferred tax assets and liabilities and income tax payable. In general, our evaluation requires that we estimate future amounts of current and deferred taxes. Our assessment of the possibility that deferred tax assets are realized is subjective and involves assessments and assumptions that are inherently uncertain in nature. The underlying support for our assessments and assumptions could change over time as a result of unforeseen events or circumstances, affecting our determination of the amount of our tax liability.

Significant judgment is required in determining whether it is more likely than not that an income tax position will be sustained upon examination, even after the outcome of any related administrative or judicial proceedings based on technical merits. Further judgment is then required to determine the amount of benefit eligible for recognition in our consolidated financial statements.

In addition, we have monitored the interpretation of tax laws by, and decisions of, the tax authorities and Courts so that we can adjust any prior judgment of accrued income taxes. These adjustments may also result from our own income tax planning or resolution of income tax controversies, and may be material to our operating results for any given period.

For additional information about income tax, see Note 16.

For additional details, see note 2 t of the Consolidated Financial Statements as of December 31, 2021.

Technical insurance provisions

Insurance technical provisions (reserves) are liabilities constituted to honor future commitments to or on behalf of our policyholders – see Note 2(l). Expectations of loss ratio, mortality, longevity, length of stay and interest rate are used. These assumptions are based on experience from the Group's portfolio and are periodically reviewed.

For additional details, see note 2 l of the Consolidated Financial Statements as of December 31, 2021.

Contingent liabilities

The Provisions are regularly reviewed and constituted, where the loss is deemed probable, based on the opinion of the legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing.

For additional details, see note 2 j of the Consolidated Financial Statements as of December 31, 2021.

5) OPERATING SEGMENTS

The Company operates mainly in the banking and insurance segments. Our banking operations include operations in the retail, middle-market and corporate sectors, lease, international bank operations, investment bank operations and as a private bank. The Company also conducts banking segment operations through its branches located throughout the country, in branches abroad and through subsidiaries as well as by means of shareholding interests in other companies. Additionally, we are engaged in insurance, supplemental Pension Plans and capitalization bonds through our subsidiary, Bradesco Seguros S.A. and its subsidiaries.

The following segment information was prepared based on reports made available to Management to evaluate performance and make decisions regarding the allocation of resources for investments and other purposes. Our Management uses a variety of accounting information, which includes the proportional consolidation of associates and joint ventures. Accordingly, the information of the segments shown in the following tables was prepared in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by Bacen which considers the specific procedures and other provisions of the Financial Institutions Accounting Plan and the total amounts.

The main assumptions for the segmentation of income and expenses include (i) surplus cash invested by the entities operating in insurance, supplemental pension and capitalization bonds are included in this segment, resulting in an increase in net interest income; (ii) salaries and benefits and administrative costs

included in the insurance, supplemental pension and capitalization bonds segment consist only of cost directly related to these operations, and (iii) costs incurred in the banking operations segment related to the infrastructure of the branch network and other general indirect expenses have not been allocated between segments.

Our operations are substantially conducted in Brazil. Additionally, as of March 31, 2022, we have one branch in New York, one branch in Grand Cayman, and one branch in London, mainly to complement our banking services and assist in import and export operations for Brazilian customers. Moreover we also have subsidiaries abroad, namely: Banco Bradesco Argentina S.A.U. (Buenos Aires), Banco Bradesco Europa S.A. (Luxembourg), Bradesco North America LLC (New York), Bradesco Securities, Inc. (New York), Bradesco Securities UK Limited (London), Cidade Capital Markets Ltd. (Grand Cayman), Bradesco Securities Hong Kong Limited (Hong Kong), Bradesco Trade Services Limited (Hong Kong), Bradescard Mexico, Sociedad de Responsabilidad Limitada (Mexico) and BAC Florida Bank.

No income from transactions with a single customers or counterparty represented 10% of the Company's income in the periods of 2022 and 2021.

All transactions between operating segments are conducted on an arm's length basis, with intra-segment revenue and costs being eliminated in "Other operations, adjustments and eliminations". Income and expenses directly associated with each segment are included in determining business-segment performance.

On March 31, 2022 - R$ thousand

	Banking	Insurance, pension and capitalization bonds	Other Activities	Eliminations	Managerial Income Statement	Proportionately consolidated (1) Companies (1)	Consolidation adjustments (2)	Adjustments (3)	Consolidated in accordance with IFRS
Revenue from financial intermediation	32,531,374	10,063,145	77,927	(143,963)	42,528,483	(195,029)	(363,241)	7,890,064	49,860,277
Expenses from financial intermediation (4)	(11,894,109)	(8,445,597)	(198)	143,964	(20,195,940)	85,467	913,975	(10,016,948)	(29,213,446)
Financial margin	20,637,265	1,617,548	77,729	1	22,332,543	(109,562)	550,734	(2,126,884)	20,646,831
Expected Credit Loss Associated with Credit Risk expense	(6,812,943)	-	-	-	(6,812,943)	43,142	-	1,745,685	(5,024,116)
Gross income from financial intermediation	13,824,322	1,617,548	77,729	1	15,519,600	(66,420)	550,734	(381,199)	15,622,715
Other income from insurance, pension plans and capitalization bonds	-	1,645,079	-	1,218	1,646,297	-	-	-	1,646,297
Fee and commission income and income from banking fees	8,095,305	424,324	214,087	(184,385)	8,549,331	(1,098,405)	(495,351)	(389,322)	6,566,253
Personnel expenses	(4,672,643)	(557,466)	(113,037)	763	(5,342,383)	179,638	-	55,234	(5,107,511)
Other administrative expenses (5)	(4,831,813)	(350,793)	(214,829)	316,306	(5,081,129)	352,749	(103,085)	(400,392)	(5,231,857)
Tax expenses	(2,004,794)	(284,152)	(27,656)	-	(2,316,602)	161,788	-	-	(2,154,814)
Share of profit (loss) of unconsolidated and jointly controlled companies	4,690	18,192	(639)	-	22,243	194,987	-	147	217,377
Other operating income / expenses	(3,799,893)	942,727	15,538	(133,903)	(2,975,531)	(98,491)	47,702	1,461,603	(1,564,717)
Operating profit/(loss)	6,615,174	3,455,459	(48,807)	-	10,021,826	(374,154)	-	346,071	9,993,743
Non-operating income/(expense)	379,947	5,658	5	-	385,610	3,282	-	-	388,892
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	(2,473,156)	(942,309)	17,229	-	(3,398,236)	370,872	-	(86,516)	(3,113,880)
Net Income in March 31, 2022	4,521,965	2,518,808	(31,573)	-	7,009,200	-	-	259,555	7,268,755
Total assets	1,498,286,358	351,328,716	6,788,038	(131,980,790)	1,724,422,322	(8,838,015)	(40,612,822)	26,404,551	1,701,376,036
Investments in associates and joint ventures	64,604,436	2,761,263	967,890	(65,400,412)	2,933,177	4,967,421	-	(24,892)	7,875,706
Total liabilities	1,317,709,237	319,414,357	1,137,619	(66,580,378)	1,571,680,835	(8,838,015)	(40,612,822)	24,923,772	1,547,153,770

(1) Refers to: consolidation adjustments, originating from proportionally consolidated companies (Grupo Cielo, Grupo Alelo, Crediare, etc.) for management purposes;

(2) Consolidation adjustments originating from the "non-consolidation" of exclusive funds;

(3) Adjustments due to the differences of the accounting standards used in the management reports and in the financial statements of the Company that were prepared in accordance with IFRS. The main adjustments refer to the loss expected from financial assets, business models, and effective interest rates and business combinations;

(4) Includes, in the Consolidated Financial Statements, the balances referring to "Net gains / (losses) on financial assets and liabilities at fair value through profit or loss", "Net gains / (losses) on financial assets at fair value through other comprehensive income" and "Net gains / (losses) from operations in foreign currency"; and

(5) Includes, in the Consolidated Financial Statements, the balances referring to depreciation and amortization.

On March 31, 2021 - R$ thousand

	Banking	Insurance, pension and capitalization bonds	Other Activities	Eliminations	Managerial Income Statement	Proportionately consolidated (1) Companies (1)	Consolidation adjustments (2)	Adjustments (3)	Consolidated in accordance with IFRS
Revenue from financial intermediation	26,418,642	3,455,303	19,645	(19,389)	29,874,201	(144,739)	415,257	(4,516,067)	25,628,652
Expenses from financial intermediation (4)	(10,173,979)	(1,762,144)	(186)	27,871	(11,908,438)	14,855	185,006	1,351,786	(10,356,791)
Financial margin	16,244,663	1,693,159	19,459	8,482	17,965,763	(129,884)	600,263	(3,164,281)	15,271,861
Expected Credit Loss Associated with Credit Risk expense	(4,717,243)	-	-	-	(4,717,243)	6,287	-	2,617,373	(2,093,583)
Gross income from financial intermediation	11,527,420	1,693,159	19,459	8,482	13,248,520	(123,597)	600,263	(546,908)	13,178,278
Other income from insurance, pension plans and capitalization bonds	-	1,711,851	-	7,001	1,718,852	-	-	-	1,718,852
Fee and commission income and income from banking fees	7,492,243	441,779	183,181	(134,212)	7,982,991	(973,178)	(508,514)	(319,635)	6,181,664
Personnel expenses	(4,476,108)	(489,151)	(104,094)	17	(5,069,336)	280,401	-	40,757	(4,748,178)
Other administrative expenses (5)	(4,594,680)	(304,437)	(163,234)	247,106	(4,815,245)	326,262	(77,522)	(525,481)	(5,091,986)
Tax expenses	(1,451,829)	(281,659)	(20,297)	-	(1,753,785)	133,005	-	-	(1,620,780)
Share of profit (loss) of unconsolidated and jointly controlled companies	(5,210)	21,959	13,005	-	29,754	174,939	-	(2,542)	202,151
Other operating income / expenses	(3,100,576)	(181,558)	89,504	(128,394)	(3,321,024)	83,028	(14,227)	1,289,122	(1,963,101)
Operating profit/(loss)	5,391,260	2,611,943	17,524	-	8,020,727	(99,140)	-	(64,687)	7,856,900
Non-operating income/(expense)	(73,266)	9,153	(4,910)	-	(69,023)	6,602	-	-	(62,421)
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	(803,963)	(992,186)	(2,637)	-	(1,798,786)	92,538	-	93,663	(1,612,585)
Net Income in March 31, 2021	4,514,031	1,628,910	9,977	-	6,152,918	-	-	28,976	6,181,894
Total assets on 12/31/2021	1,485,771,990	342,175,848	5,495,625	(138,226,247)	1,695,217,216	(10,413,213)	(31,138,435)	21,906,625	1,675,572,193
Investments in affiliates and joint venture on 12/31/2021	70,811,964	2,640,563	405,587	(71,396,385)	2,461,729	5,132,515	-	(36,678)	7,557,566
Total liabilities on 12/31/2021	1,303,885,088	308,096,509	1,300,120	(66,829,862)	1,546,451,855	(10,413,213)	(31,138,435)	20,443,279	1,525,343,486

(1) Refers to: consolidation adjustments, originating from proportionally consolidated companies (Grupo Cielo, Grupo Alelo, Crediare, etc.) for management purposes;

(2) Consolidation adjustments originating from the "non-consolidation" of exclusive funds;

(3) Adjustments due to the differences of the accounting standards used in the management reports and in the financial statements of the Company that were prepared in accordance with IFRS. The main adjustments refer to the loss expected from financial assets, business models and effective interest rate and business combinations;

(4) Includes, in the Consolidated Financial Statements, the balances referring to "Net gains / (losses) on financial assets and liabilities at fair value through profit or loss", "Net gains / (losses) on financial assets at fair value through other comprehensive income" and "Net gains / (losses) from operations in foreign currency"; and

(5) Icludes, in the Consolidated Financial Statements, the balances referring to depreciation and amortization.

6) NET INTEREST INCOME

	R$ thousand	
	Three months ended on March 31	
	2022	2021
Interest and similar income		
Loans and advances to banks	3,976,490	1,685,187
Loans and advances to customers:		
- Loans	22,074,316	15,981,726
- Leases	98,112	49,060
Financial assets:		
- At fair value through profit or loss	6,462,428	2,515,621
- Fair value through other comprehensive income	4,778,913	3,566,234
- At amortized cost	5,280,211	4,852,973
Compulsory deposits with the Central Bank	1,616,620	370,382
Other financial interest income	3,419	2,791
Total	44,290,509	29,023,974
Interest and similar expenses		
Deposits from banks:		
- Interbank deposits	(52,839)	(8,924)
- Funding in the open market	(5,917,520)	(1,571,648)
- Borrowings and onlending	(721,881)	(3,739,623)
Deposits from customers:		
- Savings accounts	(2,102,916)	(650,562)
- Time deposits	(6,342,901)	(1,224,903)
Securities issued	(4,153,812)	(907,439)
Subordinated debt	(1,475,980)	(491,548)
Technical provisions for insurance, pension plans and capitalization bonds	(8,445,597)	(1,762,144)
Total	(29,213,446)	(10,356,791)
Net interest income	15,077,063	18,667,183

7) FEE AND COMISSION INCOME

	R$ thousand	
	Three months ended on March 31	
	2022	2021
Fee and commission income		
Credit card income	2,062,613	1,696,465
Current accounts	1,947,953	1,942,787
Collections	463,588	502,449
Guarantees	274,793	278,975
Asset management	314,404	314,395
Consortium management	564,592	513,186
Custody and brokerage services	319,302	332,459
Underwriting/ Financial Advisory Services	236,103	254,558
Payments	110,671	113,054
Other	272,234	233,336
Total	6,566,253	6,181,664

8) NET GAINS/(LOSSES) ON FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	R$ thousand	
	Three months ended on March 31	
	2022	2021
Fixed income securities	(319,977)	(2,782,243)
Derivative financial instruments	1,596,409	1,199,577
Equity securities	16,283	506,120
Total	1,292,715	(1,076,546)

9) NET GAINS/(LOSSES) ON FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

The net gains and losses of financial assets at VJORA mainly consist of the recording of changes in the fair value of financial assets, which are substantially fixed-income securities.

10) NET GAINS/(LOSSES) ON FOREIGN CURRENCY TRANSACTIONS

Net gains and losses on foreign currency transactions primarily consists mainly of gains or losses from currency trading and translation of monetary items from a foreign currency into the functional currency.

11) GROSS PROFIT FROM INSURANCE AND PENSION PLANS

	R$ thousand		
	Year ended December 31		
	2021	2020	2021
Written premiums	73,123,233	65,335,387	67,835,874
Supplemental pension plan contributions	3,519,774	3,390,768	3,954,904
Ceded coinsurance premiums	(50.041)	(66.647)	(62.903)
Refunded premiums	(311.191)	(179.660)	(467.546)
Reinsurance premiums paid	(60.614)	(69.347)	(68.919)
Written premiums net of reinsurance and coinsurance	**76,221,161**	**68,410,501**	**71,191,410**
Changes in the provision for insurance	(31,005,277)	(27,442,202)	(29,047,959)
Changes in the provision for private Pension Plans	(1,595,690)	(2,540,927)	(2,988,568)
Changes in the insurance technical provisions and Pension Plans	**(32,600,967)**	**(29,983,129)**	**(32,036,527)**
Reported indemnities	(34,054,735)	(27,333,375)	(28,009,648)
Claims expenses	(82.660)	(32.153)	(117.705)
Recovery of ceded coinsurance	155.091	150.456	160.443
Recovery of reinsurance	36.999	17.595	50.237
Salvage recoveries	743.126	530.509	589.906
Changes in the IBNR provision	(836.766)	(979.399)	(324.069)
Retained claims	**(34,038,945)**	**(27,646,367)**	**(27,650,836)**
Commissions on premiums	(3,028,200)	(2,779,012)	(2,728,176)
Recovery of commissions	7.055	5.073	5.855
Fees	(303.500)	(319.105)	(422.952)
Brokerage expenses - private Pension Plans	(225.921)	(133.786)	(101.626)
Changes in deferred commissions	42.778	24.532	(2.209)
Selling expenses for insurance and Pension Plans	**(3,507,788)**	**(3,202,298)**	**(3,249,108)**
Gross profit from insurance and Pension Plans	**6,073,461**	**7,578,707**	**8,254,939**

12) PERSONNEL EXPENSES

	R$ thousand	
	Three months ended on March 31	
	2022	2021
Salaries	(2,541,047)	(2,352,900)
Benefits	(1,216,989)	(1,125,914)
Social security charges	(864,341)	(784,972)
Employee profit sharing	(465,864)	(471,303)
Training	(19,270)	(13,089)
Total	**(5,107,511)**	**(4,748,178)**

13) OTHER ADMNISTRATIVE EXPENSES

	R$ thousand	
	Three months ended on March 31	
	2022	2021
Outsourced services	(1,137,669)	(1,078,246)
Communication	(290,910)	(338,285)
Data processing	(475,789)	(556,021)
Advertising and marketing	(325,205)	(164,124)
Asset maintenance	(338,944)	(311,406)
Financial system	(316,808)	(267,683)
Rental	(26,931)	(45,015)
Security and surveillance	(146,381)	(151,592)
Transport	(188,042)	(156,712)
Water, electricity and gas	(104,476)	(93,207)
Advances to FGC (Deposit Guarantee Association)	(170,022)	(162,653)
Supplies	(25,697)	(23,379)
Travel	(8,599)	(7,014)
Other	(302,383)	(271,498)
Total	(3,857,856)	(3,626,835)

14) DEPRECIATION AND AMORTIZATION

	R$ thousand	
	Three months ended on March 31	
	2022	2021
Amortization expenses	(758,356)	(744,431)
Depreciation expenses	(615,645)	(720,720)
Total	(1,374,001)	(1,465,151)

15) OTHER OPERATING INCOME/(EXPENSES)

	R$ thousand	
	Three months ended on March 31	
	2022	2021
Tax expenses	(2,154,814)	(1,620,780)
Legal provision	(916,443)	(657,528)
Income from sales of non-current assets, investments, and property and equipment, net (1)	421,675	21,272
Card marketing expenses	(765,900)	(752,299)
Other	293,501	(493,747)
Total	(3,121,981)	(3,503,082)

(1) On March, 2022, includes gains related to the demutualization of the CIP (Interbank Payments Chamber).

16) INCOME TAX AND SOCIAL CONTRIBUTION

a) Calculation of income tax and social contribution charges

	R$ thousand	
	Three months ended on March 31	
	2022	2021
Income before income tax and social contribution	10,382,635	7,794,479
Total burden of income tax and social contribution at the current rates (Note 2t)	(4,672,186)	(3,507,516)
Effect of additions and exclusions in the tax calculation:		
Earnings (losses) of associates and joint ventures	97,820	90,968
Interest on shareholders' equity	1,004,177	753,789
Other amounts (1) (2)	456,309	1,050,174
Income tax and social contribution for the period	(3,113,880)	(1,612,585)
Effective rate	-30.0%	-20.7%

(1) Primarily, includes: (i) the exchange variation of assets and liabilities, derived from investments abroad, in the amount (R$ 583,202 thousand in 2021); (ii) the equalization of the effective rate of non-bank financial companies and companies in the insurance sector, as of 2020, and of non-financial companies, in relation to the stated rate; and (iii) the incentivized deductions; and
(2) On July 28, 2020, Law No. 14,031 was enacted, which changed, as of the 2021 financial year, the tax treatment levied on the exchange rate variation of the portion with risk coverage (hedge) of the investment value in the abroad, registered in accordance with the accrual basis, which must be computed in the determination of the taxable income and on the basis of the Social Contribution on Net Income (CSLL) of the investing legal entity domiciled in the country, in the proportion of: i) 50%, in the year 2021; and ii) 100%, from the year 2022.

b) Composition of income tax and social contribution in the consolidated statement of income

	R$ thousand	
	Three months ended on March 31	
	2022	2021
Current taxes:		
Income tax and social contribution payable	(3,094,785)	(1,741,600)
Deferred taxes:		
Constitution/realization in the period on temporary additions and exclusions	211,941	328,306
Use of opening balances of:		
Social contribution loss	(158,505)	(178,492)
Income tax loss	(199,431)	(221,180)
Addition on:		
Social contribution loss	34,962	79,846
Income tax loss	91,938	120,535
Total deferred tax expense	(19,095)	129,015
Income taxes	(3,113,880)	(1,612,585)

c) Deferred income tax and social contribution presented in the consolidated statement of financial position

				R$ thousand
	Balance on 12/31/2021	Amount recorded	Amount realized	Balance on 03/31/2022
Provisions for credit losses	44,561,831	3,864,232	(3,134,054)	45,292,009
Provision for contingencies	10,409,560	254,017	(295,604)	10,367,973
Impairment of securities and investments	3,912,172	169,647	(519,800)	3,562,019
Adjustment to fair value of securities	353,503	14,303	(164,133)	203,673
Other	6,672,640	1,495,916	(934,371)	7,234,185
Total deductible taxes on temporary differences	65,909,706	5,798,115	(5,047,962)	66,659,859
Income tax and social contribution losses in Brazil and overseas	18,701,919	216,749	(357,936)	18,560,732
Subtotal	84,611,625	6,014,864	(5,405,898)	85,220,591
Adjustment to fair value of securities at VJORA	1,935,615	914,134	(63,434)	2,786,315
Total deferred tax assets (1)	86,547,240	6,928,998	(5,469,332)	88,006,906
Deferred tax liabilities (1)	8,011,814	717,171	(459,232)	8,269,753
Net deferred taxes (1)	78,535,426	6,211,827	(5,010,100)	79,737,153

				R$ thousand
	Balance on December 31, 2020	Amount recorded	Amount realized	Balance on 03/31/2021
Provisions for credit losses	45,750,275	2,630,509	(2,361,200)	46,019,584
Provision for contingencies	10,423,896	299,515	(337,431)	10,385,980
Impairment of securities and investments	3,750,503	63,297	(41,684)	3,772,116
Adjustment to fair value of securities	991,069	11,390	(300,813)	701,646
Other	6,570,827	1,195,209	(715,790)	7,050,246
Total deductible taxes on temporary differences	67,486,570	4,199,920	(3,756,918)	67,929,572
Income tax and social contribution losses in Brazil and overseas	18,609,868	200,381	(399,672)	18,410,577
Total deferred tax assets (1)	86,096,438	4,400,301	(4,156,590)	86,340,149
Deferred tax liabilities (1)	10,361,826	322,484	(2,926,901)	7,757,409
Net deferred taxes (1)	75,734,612	4,077,817	(1,229,689)	78,582,740

(1) Deferred income and social contribution tax assets and liabilities are offset in the statement of financial position within each taxable entity, and were R$7,506,370 thousand in 2022 (R$7,803,779 thousand in 2021).

d) Expected realization of deferred tax assets on temporary differences, tax loss and negative basis of social contribution

					R$ thousand
	Temporary differences		Carry-forward tax losses		
	Income tax	Social contribution	Income tax	Social contribution	Total
2022	4,854,044	3,753,361	165,675	136,367	8,909,447
2023	10,133,581	8,007,756	224,635	187,874	18,553,846
2024	9,695,513	7,711,651	133,720	151,676	17,692,560
2025	8,610,816	6,852,367	109,587	151,303	15,724,073
2026	3,281,569	2,448,963	1,530,761	1,258,232	8,519,525
2027	213,868	151,670	2,036,814	1,625,752	4,028,104
2028	206,760	147,327	1,943,672	1,525,537	3,823,296
2029	46,629	29,295	2,037,438	1,609,853	3,723,215
2030	145,832	88,366	1,700,895	1,822,200	3,757,293
2031	179,786	100,705	17,446	191,295	489,232
Total	37,368,398	29,291,461	9,900,643	8,660,089	85,220,591

e) Deferred tax liabilities

				R$ thousand
	Balance on December 31, 2021	Amount recorded	Realized/Decrease	Balance on March 31, 2022
Fair value adjustment to securities and derivative financial instruments	1,824,164	314,387	(411,261)	1,727,290
Difference in depreciation	274,687	35,578	-	310,265
Judicial deposit	2,326,652	123,622	(35,590)	2,414,684
Other	3,586,311	243,584	(12,381)	3,817,514
Total deferred tax expense	8,011,814	717,171	(459,232)	8,269,753

				R$ thousand
	Balance on December 31, 2020	Amount recorded	Realized/Decrease	Balance on March 31, 2021
Fair value adjustment to securities and derivative financial instruments	890,275	-	(29,269)	861,006
Difference in depreciation	232,848	4,424	-	237,272
Judicial deposit	2,184,863	17,988	(6,959)	2,195,892
Other	2,662,219	156,595	(28,083)	2,790,731
Total deferred liabilities on temporary exclusions	5,970,205	179,007	(64,311)	6,084,901
Adjustment to fair value of securities at VJORA	4,391,621	143,477	(2,862,590)	1,672,508
Total deferred tax expense	10,361,826	322,484	(2,926,901)	7,757,409

f) Income tax and social contribution on adjustments recognized directly in other comprehensive income

R$ thousand

	On March 31, 2022			On December 31, 2021		
	Before tax	Tax (expense)/ benefit	Net of tax	Before tax	Tax (expense)/ benefit	Net of tax
Financial assets at fair value through other comprehensive income	(1,108,884)	456,572	(652,312)	(15,789,132)	6,625,497	(9,163,635)
Exchange differences on translations of foreign operations	(236,678)	-	(236,678)	(19,107)	-	(19,107)
Other	53	(24)	29	134,236	(60,406)	73,830
Total	(1,345,509)	456,548	(888,961)	(15,674,003)	6,565,091	(9,108,912)

17) EARNINGS PER SHARE

a) Basic earnings per share

The basic earnings per share was calculated based on the weighted average number of common and preferred shares outstanding, as shown in the calculations below:

	Three months ended on March 31	
	2022	2021
Net earnings attributable to the Organization's common shareholders (R$ thousand)	3,447,653	2,921,947
Net earnings attributable to the Organization's preferred shareholders (R$ thousand)	3,774,555	3,199,003
Weighted average number of common shares outstanding (thousands)	5,346,746	5,358,590
Weighted average number of preferred shares outstanding (thousands)	5,325,102	5,333,350
Basic earnings per share attributable to common shareholders of the Organization (in Reais)	0.64	0.55
Basic earnings per share attributable to preferred shareholders of the Organization (in Reais)	0.71	0.60

(1) All share amounts presented for prior periods have been adjusted to reflect the bonus share issue approved at the Special Shareholders' Meeting held on March 10, 2022, in the proportion of one new share for every 10 shares held.

b) Diluted earnings per share

Diluted earnings per share are the same as basic earnings per share since there are no potentially dilutive instruments.

18) CASH, BALANCES WITH BANKS ANS CASH EQUIVALENTS

a) Cash and balances with banks

		R$ thousand
	On March 31, 2022	On December 31, 2021
Cash and due from banks in domestic currency	13,761,991	14,850,622
Cash and due from banks in foreign currency	4,890,645	6,433,495
Compulsory deposits with the Central Bank (1)	85,368,715	87,317,302
Investments in gold	-	213
Total	104,021,351	108,601,632

(1) Compulsory deposits with the Central Bank of Brazil refer to a minimum balance that financial institutions must maintain at the Central Bank of Brazil based on a percentage of deposits received from third parties.

b) Cash and cash equivalents

		R$ thousand
	On March 31, 2022	On December 31, 2021
Cash and due from banks in domestic currency	13,761,991	14,850,622
Cash and due from banks in foreign currency	4,890,645	6,433,495
Interbank investments (1)	94,115,483	50,101,989
Investments in gold	-	213
Total	112,768,119	71,386,319

(1) It refers to operations with maturity date on the effective date of investment equal to or less than 90 days and insignificant risk of change in the fair value. Of this amount, R$74.335.335 thousand (R$43.869.456 thousand in 2021) refers to financial assets pledged as collateral.

19) FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

a) Financial assets at fair value through profit or loss

	R$ thousand	
	On March 31, 2022	On December 31, 2021
Financial assets		
Brazilian government securities	218,438,835	259,024,432
Bank debt securities	27,028,207	20,621,803
Corporate debt and marketable equity securities	26,402,862	23,766,666
Mutual funds	10,034,533	9,966,594
Brazilian sovereign bonds	272,853	307,452
Foreign governments securities	595,184	689,293
Derivative financial instruments	25,760,070	22,184,725
Total	308,532,544	336,560,965

b) Maturity

	R$ thousand	
	On March 31, 2022	On December 31, 2021
Maturity of up to one year	67,374,082	68,882,909
Maturity of one to five years	163,055,765	202,449,463
Maturity of five to 10 years	51,351,003	36,316,999
Maturity of over 10 years	7,259,018	11,550,369
No stated maturity	19,492,676	17,361,225
Total	308,532,544	336,560,965

The financial instruments pledged as collateral classified as "Financial assets at fair value through profit or loss", totaled R$14,948,390 thousand on March 31, 2022 (2021 – R$49,991,355 thousand), being composed primarily of Brazilian government bonds.

Unrealized net gains/ (losses) included in financial assets at fair value through profit or loss totaled R$2,792,851 thousand on March 31, 2022 (2021 – R$1,864,704 thousand). In the first quarter of 2022, the net variation totaled R$839,577 thousand in 2021 (2021 – R$3,419,973 thousand).

c) Liabilities at fair value through profit or loss

	R$ thousand	
	On March 31, 2022	On December 31, 2021
Derivative financial instruments	20,991,085	14,265,283
Total	20,991,085	14,265,283

20) DERIVATIVE FINANCIAL INSTRUMENTS

The Company enters into transactions involving derivative financial instruments with a number of customers for the purpose of mitigating their overall risk exposure as well as managing risk exposure. The derivative financial instruments most often used are highly-liquid instruments traded on the futures market (B3).

(i) Swap contracts

Foreign currency and interest rate swaps are agreements to exchange one set of cash flows for another and result in an economic exchange of foreign currencies or interest rates (for example fixed or variable) or in combinations (i.e., foreign currency and interest rate swaps). There is no

exchange of the principal except in certain foreign currency swaps. The Company's foreign currency risk reflects the potential cost of replacing swap contracts and whether the counterparties fail to comply with their obligations. This risk is continually monitored in relation to the current fair value, the proportion of the notional value of the contracts and the market liquidity. The Company, to control the level of credit risk assumed, evaluates the counterparties of the contracts using the same techniques used in its loan operations.

(ii) Foreign exchange options

Foreign exchange options are contracts according to which the seller (option issuer) gives to the buyer (option holder) the right, but not the obligation, to buy (call option) or sell (put option) on a certain date or during a certain period, a specific value in foreign currency. The seller receives from the buyer a premium for assuming the exchange or interest-rate risk. The options can be arranged between the Company and a customer. The Company is exposed to credit risk only on purchased options and only for the carrying amount, which is the fair market value.

(iii) Foreign currency and interest rate futures

Foreign currency and interest rate futures are contractual obligations for the payment or receipt of a net amount based on changes in foreign exchange and interest rates or the purchase or sale of a financial instrument on a future date at a specific price, established by an organized financial market. The credit risk is minimal, since the future contracts are guaranteed in cash or securities and changes in the value of the contracts are settled on a daily basis. Contracts with a forward rate are interest-rate futures operations traded individually which require settlement of the difference between the contracted rate and the current market rate over the value of the principal to be paid in cash at a future date.

(iv) Forward transactions

A forward operation is a contract of purchase or sale, at a fixed price, for settlement on a certain date. Because it is a futures market, in which the purchase of the share will only be made on the date of maturity, a margin deposit is necessary to guarantee the contract. This margin can be in cash or in securities. The value of the margin varies during the contract according to the variation of the share involved in the operation, to the changes of volatility and liquidity, besides the possible additional margins that the broker could request.

The breakdown of the notional and/or contractual values and the fair value of derivatives held for trading by the Company is as follows:

R$ thousand

	On March 31, 2022					On December 31, 2021				
	Nominal value	Net amount value (3)	Original amortized cost	Fair value adjustment	Fair value	Nominal value	Net amount value (3)	Original amortized cost	Fair value adjustment	Fair value
Futures contracts						-				
Purchase commitments:	81,680,432	-	-	-	-	99,213,654		-	-	-
- Interbank market	37,702,658	-	-	-	-	61,640,819	-	-	-	-
- Foreign currency	37,148,907	6,865,741	-	-	-	31,449,101	-	-	-	-
- Other	6,828,867	5,062,254	-	-	-	6,123,734	2,234,955	-	-	-
Sale commitments:	132,198,490		-	-	-	186,188,569		-	-	-
- Interbank market (1)	100,148,711	62,446,053	-	-	-	131,650,443	70,009,624	-	-	-
- Foreign currency (2)	30,283,166	-	-	-	-	50,649,347	19,200,246	-	-	-
- Other	1,766,613	-	-	-	-	3,888,779	-	-	-	-
Option contracts										
Purchase commitments:	172,410,852		1,449,501	278,853	1,728,354	277,559,369		1,304,697	473,982	1,778,679
- Interbank market	157,904,712	5,365,817	752,509	-	752,509	250,565,454	8,112,967	748,111	(264)	747,847
- Foreign currency	6,021,649	-	137,488	(4,370)	133,118	3,442,347	-	151,280	(51,642)	99,638
- Other	8,484,491	-	559,504	283,223	842,727	23,551,568	-	405,306	525,888	931,194
Sale commitments:	167,409,969		(1,028,700)	(144,610)	(1,173,310)	270,271,972		(943,666)	(148,378)	(1,092,044)
- Interbank market	152,538,895	-	(16,071)	-	(16,071)	242,452,487	-	(96,655)	45	(96,610)
- Foreign currency	6,143,643	121,994	(126,291)	(41,057)	(167,348)	3,986,437	544,090	(172,612)	115,438	(57,174)
- Other	8,727,431	242,940	(886,338)	(103,553)	(989,891)	23,833,048	281,480	(674,399)	(263,861)	(938,260)
Forward contracts										
Purchase commitments:	35,826,210		(1,387,279)	(7,124)	(1,394,403)	32,430,997		303,733	(5,263)	298,470
- Interbank market	-	-	-	-	-	-	-	-	-	-
- Foreign currency	30,810,200	340,031	(2,219,802)	-	(2,219,802)	31,622,823	4,716,522	231,503	(826)	230,677
- Other	5,016,010	-	832,523	(7,124)	825,399	808,174	-	72,230	(4,437)	67,793
Sale commitments:	35,766,908		2,529,267	(18,969)	2,510,298	30,185,980		1,876,674	(38,817)	1,837,857
- Foreign currency (2)	30,470,169	-	2,134,324	-	2,134,324	26,906,301	-	(92,393)	-	(92,393)
- Other	5,296,739	280,729	394,943	(18,969)	375,974	3,279,679	2,471,505	1,969,067	(38,817)	1,930,250

R$ thousand

	On March 31, 2022					On December 31, 2021				
	Nominal value	Net amount value (3)	Original amortized cost	Fair value adjustment	Fair value	Nominal value	Net amount value (3)	Original amortized cost	Fair value adjustment	Fair value
Swap contracts										
Assets (long position):	333,078,847		8,357,373	3,181,290	11,538,663	85,399,663		13,299,664	3,501,416	16,801,080
- Interbank market	11,933,348	-	525,698	1,087,218	1,612,916	26,515,089	-	(33,786)	1,594,172	1,560,386
- Fixed rate	30,449,561	23,849,448	2,079,190	791,314	2,870,504	16,113,972	9,253,753	4,135,240	(765,075)	3,370,165
- Foreign currency	281,142,655	112,050,904	4,493,620	1,166,679	5,660,299	32,743,824	14,819,075	8,095,899	2,530,658	10,626,557
- IGPM	504,193	-	639,599	14,620	654,219	504,587	-	563,281	11,054	574,335
- Other	9,049,090	3,041,151	619,266	121,459	740,725	9,522,191	4,995,108	539,030	130,607	669,637
Liabilities (unrestricted position):	221,142,636		(6,948,911)	(1,491,706)	(8,440,617)	67,738,764		(10,367,236)	(1,337,364)	(11,704,600)
- Interbank market	38,820,934	26,887,586	(611,796)	(1,694,353)	(2,306,149)	37,713,535	11,198,446	(29,833)	(1,336,711)	(1,366,544)
- Fixed rate	6,600,113	-	(578,484)	27,829	(550,655)	6,860,219	-	(2,983,362)	21,352	(2,962,010)
- Foreign currency	169,091,751	-	(4,067,753)	104,104	(3,963,649)	17,924,749	-	(5,924,580)	(53,459)	(5,978,039)
- IGPM	621,899	117,706	(771,369)	(18,184)	(789,553)	713,178	208,591	(759,159)	(17,985)	(777,144)
- Other	6,007,939	-	(919,509)	88,898	(830,611)	4,527,083	-	(670,302)	49,439	(620,863)
Total	1,179,514,344		2,971,251	1,797,734	4,768,985	1,048,988,968		5,473,866	2,445,576	7,919,442

Derivatives include operations maturing in D+1.

(1) It includes: (i) accounting cash flow hedges to protect DI-indexed funding totaling R$59,315,455 thousand (on December 2021 – R$97,361,681 thousand); and (ii) accounting cash flow hedges to protect DI-indexed investments totaling R$45,146,466 thousand (on December 2021 – R$ 46,895,240 thousand);

(2) It includes specific hedges to protect assets and liabilities, arising from foreign investments. Investments abroad totaling the amount of R$27,920,141 thousand (on December 2021 – R$32,578,474 thousand); and

(3) It reflects the net balance between the Asset and Liability position.

Swaps are contracts of interest rates, foreign currency and cross currency and interest rates in which payments of interest or the principal or in one or two different currencies are exchanged for a contractual period. The risks of swap contracts refer to the potential inability or unwillingness of the counterparties to comply with the contractual terms and the risk associated with changes in market conditions due to changes in the interest rates and the currency exchange rates.

The interest rate and currency futures and the forward contracts of interest rates call for subsequent delivery of an instrument at a specific price or specific profitability. The reference values constitute a nominal value of the respective instrument whose variations in price are settled daily. The credit risk associated with futures contracts is minimized due to these daily settlements. Futures contracts are also subject to risk of changes in interest rates or in the value of the respective instruments.

Credit Default Swap – CDS

In general, these represent a bilateral contract in which one of the counterparties buys protection against a credit risk of a particular financial instrument (its risk is transferred). The counterparty that sells the protection receives a remuneration that is usually paid linearly over the life of the operation.

In the event of a default, the counterparty who purchased the protection will receive a payment, the purpose of which is to compensate for the loss of value in the financial instrument. In this case, the counterparty that sells the protection normally will receive the underlying asset in exchange for said payment.

		R$ thousand
	On March 31, 2022	On December 31, 2021
Risk received in credit swaps:	3,024,256	3,490,765
- Debt securities issued by companies	751,107	826,946
- Bonds of the Brazilian public debt	1,687,083	2,085,120
- Bonds of foreign public debt	586,066	578,699
Risk transferred in credit swaps:	(1,411,864)	(1,512,316)
- Brazilian public debt derivatives	(833,853)	(831,495)
- Foreign public debt derivatives	(578,011)	(680,821)
Total net credit risk value	1,612,392	1,978,449
Effect on Shareholders' Equity	97,713	111,268
Remuneration on the counterparty receiving the risk	(25,499)	(33,927)

The contracts related to credit derivatives transactions described above are due in 2027. There were no credit events, as defined in the agreements, during the period.

The Company has the following hedge accounting transactions:

The financial instruments classified in this category, aims to reduce exposure to future changes in interest and foreign exchange rates, which impact the operating results of the Company. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to income in two situations: (i) in case of ineffectiveness of the hedge; or (ii) the realization of the hedge object. The ineffective portion of the respective hedge is recognized directly in the statement of income.

				R$ thousand
Strategy	Hedge instrument nominal value	Hedge object accounting value	Fair Value Accumulated Adjustments in shareholders' equity (gross of tax effects)	Fair Value Accumulated Adjustments in shareholders' equity (net of tax effects)
Hedge of interest receipts from investments in securities (1)	45,146,466	45,371,709	(1,570,999)	(864,049)
Hedge of interest payments on funding (2)	59,315,455	58,201,797	323,583	177,971
Total on March 31, 2022	104,461,921	103,573,506	(1,247,416)	(686,078)
Hedge of interest receipts from investments in securities (1)	46,895,240	47,164,744	(933,758)	(513,567)
Hedge of interest payments on funding (1)	97,361,681	96,910,430	215,196	118,358
Total on December 31, 2021	144,256,921	144,075,174	(718,562)	(395,209)

(1) It refers to the DI interest rate risk, using DI Futures contracts in B3 and Swaps, with the maturity dates until 2027, making the cash flow fixed; and
(2) It refers to the DI interest rate risk, using DI Futures contracts in B3 and Swaps, with maturity dates until 2025, making the cash flow fixed.

For the next 12 months, the gains/(losses) related to the inefficiency of the cash flow hedge, which we expect to recognize in the statement of income, amount to R$(203,631) thousand.

In December 2021, Bradesco terminated some hedge accounting instruments to protect cash flows. The fair value changes of these hedging instruments, previously recorded in shareholders' equity, will be appropriated to profit or loss, according to the result of the hedged item. Until in the first

quarter of 2022, the amount of R$ 97,708 thousand, was recycled to the statement of income, net of tax effects, the accumulated balance in shareholders' equity on March 31, 2022 is R$ 679,097 thousand, this amount will be appropriated to profit or loss until the year 2027.

The gains/(losses) related to the cash flow accounting hedge, recorded in profit or loss, until the year ended March 31, 2022 was R$182 thousand.

Fair value hedge

The financial instruments classified in this category, aim to offset the risks arising from the exposure to the variation at market value of the hedged object item, the gain or loss being recognized in profit or loss. The hedged object is adjusted at market value and the effective portion of the valuations or devaluations recognized in profit or loss. When the instrument of hedge expires or is traded in case of discontinuation the hedge accounting, any adjustment to the hedged item is recognized directly in profit or loss.

				R$ mil
Strategy (1)	Fair value hedging instrument	Fair value hedge object	Adjustment to fair value recorded in profit or loss (gross of tax effects)	Adjustment to fair value recorded in profit or loss (net of tax effects)
Debenture Hedge	205,592	205,592	5,592	3,076
Total on December 31, 2021	205,592	205,592	5,592	3,076

(1) Regarding the risk of shares, using Swaps contracts, with maturities up to 2022.

For the next 12 months, the gains/(losses) related to the fair value accounting hedge, which the Company expects to recognize, amounts to R$(6,047) thousand.

There were no gains/(loss) related to fair value accounting hedge, registered in other comprehensive income, in March 31, 2022.

Hedge of investments abroad

The financial instruments classified in this category, have the objective of reducing the exposure to foreign exchange variation of investments abroad, whose functional currency is different from the national currency, which impacts the result of the Company. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to income in two situations: (i) hedge ineffectiveness; or (ii) in the disposal or partial sale of the foreign operation. The ineffective portion of the respective hedge is recognized directly in the statement of income.

				R$ thousand
Strategy	Hedge instrument nominal value	Hedge object accounting value	Fair Value Accumulated Adjustments in shareholders' equity (gross of tax effects)	Fair Value Accumulated Adjustments in shareholders' equity (net of tax effects)
Hedge of exchange variation on future cash flows (1)	2,722,113	2,671,818	(389,433)	(204,228)
Total on March 31, 2022	2,722,113	2,671,818	(389,433)	(204,228)
Hedge of exchange variation on future cash flows (1)	4,658,609	2,800,937	(839,389)	(440,197)
Total on December 31, 2021	4,658,609	2,800,937	(839,389)	(440,197)

(1) Whose functional currency is different from the *Real*, using Forward and Futures contracts of US dollar, with the objective of hedging the foreign investment referenced to MXN (Mexican Peso) and US$ (American Dollar).

For the next 12 months, the gains/(losses) related to the ineffectiveness of the hedge of investments abroad, which we expect to recognize in the result, amount to R$ 3.234 thousand.

The gains/(losses) related to the ineffectiveness of the hedge of investments abroad, recorded in profit or loss, until the year ended on March 31, 2022 was R$(34,577) thousand (2021 R$(38,333) thousand).

Unobservable gains on initial recognition

When the valuation depends on unobservable data any initial gain or loss on financial instruments is deferred over the life of the contract or until the instrument is redeemed, transferred, sold or the fair value becomes observable. All derivatives which are part of the hedge relationships are valued on the basis of observable market data.

The nominal values do not reflect the actual risk assumed by the Company, since the net position of these financial instruments arises from compensation and/or combination thereof. The net position is used by the Company particularly to protect interest rates, the price of the underlying assets or exchange risk. The result of these financial instruments are recognized in "Net gains/(losses) on financial assets and liabilities at fair value through profit or loss", in the consolidated statement of income.

Offsetting of financial assets and liabilities

A financial asset and a financial liability are offset and their net value presented in the Statement of Financial Position when, and only when, there is a legally enforceable right to offset the amounts recognized and the Bank intends to settle them in a liquid basis, or to realize the asset and settle the liability simultaneously.

The table below presents financial assets and liabilities subject to net settlement:

						R$ thousand
	On March 31, 2022			On December 31, 2021		
	Gross amount	Related amount offset in the statement of financial position	Net amount	Gross amount	Related amount offset in the statement of financial position	Net amount
Financial assets						
Interbank investments	108,896,573	-	108,896,573	67,500,239	-	67,500,239
Derivative financial instruments	25,760,070	-	25,760,070	22,184,725	-	22,184,725
						-
Financial liabilities						0
Securities sold under agreements to repurchase	219,078,872	-	219,078,872	222,574,700	-	222,574,700
Derivative financial instruments	20,991,085	-	20,991,085	14,265,283	-	14,265,283

In the periods of 2022 and 2021, Bradesco does not offset any financial assets and financial liabilities in its Statement of Financial Position.

21) FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

a) Financial assets at fair value through other comprehensive income

R$ thousand

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Brazilian government securities	155,754,903	1,505,542	(5,754,145)	151,506,300
Corporate debt securities	5,455,639	202,272	(151,486)	5,506,425
Bank debt securities	7,200,463	761,588	(2,373,796)	5,588,255
Brazilian sovereign bonds	8,567,599	94,621	(199,440)	8,462,780
Foreign governments securities	6,000,723	373	(20,166)	5,980,930
Mutual funds	2,231,286	19,064	(3,615)	2,246,735
Marketable equity securities and other stocks	7,469,401	575,448	(904,679)	7,140,170
Balance on March 31, 2022	192,680,014	3,158,908	(9,407,327)	186,431,595
Brazilian government securities	158,709,952	1,971,895	(4,806,960)	155,874,887
Corporate debt securities	6,063,483	226,766	(154,898)	6,135,351
Bank debt securities	7,566,014	531,470	(1,959,835)	6,137,649
Brazilian sovereign bonds	8,758,526	215,947	(88,968)	8,885,505
Foreign governments securities	6,670,843	-	(10,858)	6,659,985
Mutual funds	2,109,073	23,146	(4,265)	2,127,954
Marketable equity securities and other stocks	8,318,376	445,925	(1,069,095)	7,695,206
Balance on December 31, 2021 (1)	198,196,267	3,415,149	(8,094,879)	193,516,537

(1) In December 2021, Management reclassified securities measured at fair value through other comprehensive income to measured at fair value through profit or loss, in the amount of R$40,305,887 thousand, reflected in profit or loss, in the gross amount of R$(1,373,557) thousand.

b) Maturity

R$ thousand

	On March 31, 2022		On December 31, 2021	
	Amortized cost	Fair value	Amortized cost	Fair value
Due within one year	18,090,480	16,373,276	45,423,965	44,163,006
From 1 to 5 years	110,849,534	109,366,240	50,015,025	49,467,861
From 5 to 10 years	20,169,325	19,103,115	58,965,698	57,653,004
Over 10 years	33,869,988	32,202,059	33,364,130	32,409,506
No stated maturity	9,700,687	9,386,905	10,427,449	9,823,160
Total	192,680,014	186,431,595	198,196,267	193,516,537

The financial instruments pledged as collateral, classified as Financial assets at fair value through other comprehensive income, totalled R$75,971,849 thousand on March 31, 2022 (2021 – R$88,549,154 thousand), being composed mostly of Brazilian government bonds.

c) Investments in equity instruments designated at fair value through other comprehensive income

R$ thousand

	Cost	Adjustments to Fair Value	Fair Value
Marketable equity securities and other stocks	7,469,401	(329,231)	7,140,170
Total on March 31, 2022	7,469,401	(329,231)	7,140,170
Marketable equity securities and other stocks	8,318,376	(623,170)	7,695,206
Total on December 31, 2021	8,318,376	(623,170)	7,695,206

The Company adopted the option of designating equity instruments at fair value through other comprehensive income due to the particularities of a given market.

d) Reconciliation of expected losses of financial assets at FVOCI:

				R$ thousand
	Stage 1	Stage 2	Stage 3	Total
Expected loss of financial assets to VJORA on December 31, 2020	97,964	3,176	8,764	109,904
Transferred to Stage 1	0	0	0	0
Transferred to Stage 2	0	0	0	0
Transfer from Stage 1	0	0	0	0
Transfer from Stage 2	0	0	0	0
New assets originated or purchased/Assets settled or paid	(2,866)	(375)	(1,097)	(4,338)
Expected loss of financial assets at FVOCI on March 31, 2021	95,098	2,801	7,667	105,566
Expected loss of financial assets at FVOCI on december 31, 2021	225,081	1,931	166,673	393,685
Transferred to Stage 1	0	(1,932)	0	(1,932)
Transferred to Stage 2	0	0	0	0
Transfer from Stage 1	0	0	0	0
Transfer from Stage 2	1,932	0	0	1,932
New assets originated or purchased/Assets settled or paid	16,581	5,882	5,380	27,843
Expected loss of financial assets at FVOCI on March 31, 2022	243,594	5,881	172,053	421,528

22) LOANS AND ADVANCES TO FINANCIAL INSTITUTIONS

		R$ thousand
	On March 31, 2022	On December 31, 2021
Repurchase agreements (1)	108,896,573	67,500,239
Loans to financial institutions	14,765,336	15,926,649
Expected credit loss	(49)	(72)
Total	123,661,860	83,426,816

(1) On March 31, 2022, it included investments in repo operations given in guarantee, in the amount of R$74,335,335 thousand (2021 - R$43,869,456 thousand).

23) LOANS AND ADVANCES TO CUSTOMERS

		R$ thousand
	On March 31, 2022	On December 31, 2021
Companies	291,999,501	293,491,411
- Financing and On-lending	112,900,263	111,905,705
- Financing and export	49,727,324	46,635,544
- Housing loans	13,854,544	14,135,803
- Onlending BNDES/Finame	15,928,714	16,079,517
- Vehicle loans	20,260,200	18,927,295
- Import	10,061,437	13,055,441
- Leases	3,068,044	3,072,105
- Borrowings	165,265,741	169,606,160
- Working capital	100,377,933	101,989,937
- Rural loans	4,995,342	5,502,190
- Other	59,892,466	62,114,033
- Limit operations (1)	13,833,497	11,979,546
- Credit card	6,442,844	5,723,165
- Overdraft for corporates/Individuals	7,390,653	6,256,381
Individuals	331,502,005	320,342,196
- Financing and On-lending	121,563,171	119,730,088
- Housing loans	82,165,493	81,712,089
- Vehicle loans	32,095,667	30,884,597
- Onlending BNDES/Finame	7,129,706	6,961,700
- Other	172,305	171,702
- Borrowings	147,587,011	142,243,997
- Payroll-deductible loans	85,092,682	84,535,206
- Personal credit	32,588,861	31,052,154
- Rural loans	10,096,575	10,348,497
- Other	19,808,893	16,308,140
- Limit operations (1)	62,351,823	58,368,111
- Credit card	56,778,696	53,771,164
- Overdraft for corporates/Individuals	5,573,127	4,596,947
Total portfolio	623,501,506	613,833,607
Impairment of loans and advances	(42,732,494)	(40,800,985)
Total of net loans and advances to customers	580,769,012	573,032,622

(1) Refers to outstanding operations with pre-established limits linked to current account and credit card, whose limits are automatically recomposed as the amounts used are paid.

Financial Leases Receivables

Loans and advances to customers include the following financial lease receivables.

		R$ thousand
	On March 31, 2022	On December 31, 2021
Gross investments in financial leases receivable:		
Up to one year	1,189,818	1,196,366
From one to five years	1,926,392	1,392,801
Over five years	158,635	694,556
Impairment loss on finance leases	(52,273)	(57,535)
Net investment	3,222,572	3,226,188
Net investments in finance leases:		
Up to one year	1,169,691	1,174,549
From one to five years	1,895,646	1,358,550
Over five years	157,235	693,089
Total	3,222,572	3,226,188

Reconciliation of the gross book value of loans and advances to customers

R$ thousand

Stage 1	Balance on December 31, 2021	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Accumulated amortization	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on March 31, 2022
Companies	255,289,107	(2,432,504)	(394,173)	955,234	189,862	(14,317,851)	72,771,005	(54,182,290)	-	257,878,390
- Financing	100,155,914	(482,526)	(74,122)	786,758	211	(4,352,565)	24,258,755	(17,616,011)	-	102,676,414
- Borrowings	145,443,287	(1,606,932)	(263,144)	139,071	184,888	(9,965,286)	47,283,070	(37,086,713)	-	144,128,241
- Revolving	9,689,906	(343,046)	(56,907)	29,405	4,763	-	1,229,180	520,434	-	11,073,735
Individuals	272,635,668	(5,702,708)	(1,355,620)	1,338,001	246,628	(12,776,593)	36,305,252	(11,247,287)	-	279,443,341
- Financing	107,558,782	(1,709,650)	(139,482)	731,641	-	(5,552,932)	11,462,920	(3,433,062)	-	108,918,217
- Borrowings	118,573,323	(2,444,259)	(614,613)	296,764	241,423	(7,223,661)	21,586,225	(8,615,693)	-	121,799,509
- Revolving	46,503,563	(1,548,799)	(601,525)	309,596	5,205	-	3,256,107	801,468	-	48,725,615
Total	527,924,775	(8,135,212)	(1,749,793)	2,293,235	436,490	(27,094,444)	109,076,257	(65,429,577)	-	537,321,731

R$ thousand

Stage 2	Balance on December 31, 2021	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Accumulated amortization	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on March 31, 2022
Companies	14,119,637	(955,234)	(1,147,287)	2,432,504	356,076	(236,964)	1,652,289	(2,244,445)	-	13,976,576
- Financing	5,461,897	(786,758)	(149,321)	482,526	-	(750,673)	162,470	(26,199)	-	4,393,942
- Borrowings	7,082,040	(139,071)	(801,842)	1,606,932	355,169	513,709	1,293,853	(2,225,287)	-	7,685,503
- Revolving	1,575,700	(29,405)	(196,124)	343,046	907	-	195,966	7,041	-	1,897,131
Individuals	23,075,748	(1,338,001)	(3,471,478)	5,702,708	1,376,942	1,787,133	1,967,703	(3,740,209)	-	25,360,546
- Financing	10,479,754	(731,641)	(506,398)	1,709,650	1,886	182,963	512,991	(1,026,636)	-	10,622,569
- Borrowings	6,731,162	(296,764)	(1,558,870)	2,444,259	1,362,630	1,604,170	1,187,240	(3,098,280)	-	8,375,547
- Revolving	5,864,832	(309,596)	(1,406,210)	1,548,799	12,426	-	267,472	384,707	-	6,362,430
Total	37,195,385	(2,293,235)	(4,618,765)	8,135,212	1,733,018	1,550,169	3,619,992	(5,984,654)	-	39,337,122

R$ thousand

Stage 3	Balance on December 31, 2021	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Accumulated amortization	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on March 31, 2022
Companies	24,082,667	(189,862)	(356,076)	394,173	1,147,287	19,711	2,186,349	(4,639,449)	(2,500,265)	20,144,535
- Financing	6,287,894	(211)	-	74,122	149,321	(182,082)	22,998	(320,939)	(201,194)	5,829,909
- Borrowings	17,080,832	(184,888)	(355,169)	263,144	801,842	201,793	2,117,088	(4,309,888)	(2,162,761)	13,451,993
- Revolving	713,941	(4,763)	(907)	56,907	196,124	-	46,263	(8,622)	(136,310)	862,633
Individuals	24,630,780	(246,628)	(1,376,942)	1,355,620	3,471,478	1,103,065	4,232,298	(3,325,305)	(3,146,248)	26,698,118
- Financing	1,691,549	-	(1,886)	139,482	506,398	620,261	24,432	(843,705)	(114,151)	2,022,380
- Borrowings	16,939,514	(241,423)	(1,362,630)	614,613	1,558,870	482,804	3,979,666	(2,592,719)	(1,966,737)	17,411,958
- Revolving	5,999,717	(5,205)	(12,426)	601,525	1,406,210	-	228,200	111,119	(1,065,360)	7,263,780
Total	48,713,447	(436,490)	(1,733,018)	1,749,793	4,618,765	1,122,776	6,418,647	(7,964,754)	(5,646,513)	46,842,653

R$ thousand

Consolidated - 3 stages	Balance on December 31, 2021	Accumulated amortization	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on March 31, 2022
Companies	293,491,411	(14,535,104)	76,609,643	(61,066,184)	(2,500,265)	291,999,501
- Financing	111,905,705	(5,285,320)	24,444,223	(17,963,149)	(201,194)	112,900,265
- Borrowings	169,606,159	(9,249,784)	50,694,011	(43,621,888)	(2,162,761)	165,265,737
- Revolving	11,979,547	-	1,471,409	518,853	(136,310)	13,833,499
Individuals	320,342,196	(9,886,395)	42,505,253	(18,312,801)	(3,146,248)	331,502,005
- Financing	119,730,085	(4,749,708)	12,000,343	(5,303,403)	(114,151)	121,563,166
- Borrowings	142,243,999	(5,136,687)	26,753,131	(14,306,692)	(1,966,737)	147,587,014
- Revolving	58,368,112	-	3,751,779	1,297,294	(1,065,360)	62,351,825
Total	613,833,607	(24,421,499)	119,114,896	(79,378,985)	(5,646,513)	623,501,506

(1) Composed of advanced settlements, maturities and changes.

Stage 1	Balance on December 31, 2020	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Accumulated amortization	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on March 31, 2021
										R$ thousand
Companies	217,561,123	(1,554,520)	(172,907)	2,463,736	181,991	(8,616,083)	55,728,392	(40,110,324)	-	225,481,408
- Financing	94,231,267	(466,109)	(46,548)	752,711	37,058	(5,288,534)	20,055,270	(8,976,621)	-	100,298,494
- Borrowings	116,800,205	(945,677)	(97,606)	1,482,040	135,401	(3,327,549)	34,794,271	(31,530,354)	-	117,310,731
- Revolving	6,529,651	(142,734)	(28,753)	228,985	9,532	-	878,851	396,651	-	7,872,183
Individuals	195,239,164	(10,100,756)	(567,150)	7,601,260	503,537	(4,721,009)	34,299,634	(14,395,109)	-	207,859,571
- Financing	81,332,376	(3,041,584)	(92,042)	2,599,218	69,148	(79,069)	13,029,870	(3,449,454)	-	90,368,463
- Borrowings	79,213,356	(5,125,339)	(249,873)	3,878,452	374,337	(4,641,940)	19,342,924	(9,123,614)	-	83,668,303
- Revolving	34,693,432	(1,933,833)	(225,235)	1,123,590	60,052	-	1,926,840	(1,822,041)	-	33,822,805
Total	412,800,287	(11,655,276)	(740,057)	10,064,996	685,528	(13,337,092)	90,028,026	(54,505,433)	-	433,340,979

Stage 2	Balance on December 31, 2020	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Accumulated amortization	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on March 31, 2021
										R$ thousand
Companies	13,960,366	(2,463,736)	(724,815)	1,554,520	637,111	(1,899,319)	1,030,740	(917,943)	-	11,176,924
- Financing	6,878,331	(752,711)	(166,971)	466,109	40,076	(1,161,211)	112,177	200,090	-	5,615,890
- Borrowings	6,329,980	(1,482,040)	(483,051)	945,677	574,883	(738,108)	862,347	(1,034,152)	-	4,975,536
- Revolving	752,055	(228,985)	(74,793)	142,734	22,152	-	56,216	(83,881)	-	585,498
Individuals	38,023,532	(7,601,260)	(2,408,913)	10,100,756	2,384,087	682,230	4,702,204	(5,986,288)	-	39,896,348
- Financing	10,655,990	(2,599,218)	(756,706)	3,041,584	298,716	(284,230)	457,000	(664,592)	-	10,148,544
- Borrowings	22,782,488	(3,878,452)	(1,064,324)	5,125,339	1,680,817	966,460	4,045,060	(5,125,327)	-	24,532,061
- Revolving	4,585,054	(1,123,590)	(587,883)	1,933,833	404,554	-	200,144	(196,369)	-	5,215,743
Total	51,983,898	(10,064,996)	(3,133,728)	11,655,276	3,021,198	(1,217,089)	5,732,944	(6,904,231)	-	51,073,272

R$ thousand

Stage 3	Balance on December 31, 2020	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Accumulated amortization	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on March 31, 2021
Companies	25,288,827	(181,991)	(637,111)	172,907	724,815	130,977	3,993,328	(3,598,946)	(1,143,317)	24,749,489
- Financing	7,352,243	(37,058)	(40,076)	46,548	166,971	337,297	66,172	(441,639)	(341,688)	7,108,770
- Borrowings	17,254,607	(135,401)	(574,883)	97,606	483,051	(206,320)	3,897,607	(3,107,032)	(660,571)	17,048,664
- Revolving	681,977	(9,532)	(22,152)	28,753	74,793	-	29,549	(50,275)	(141,058)	592,055
Individuals	23,143,751	(503,537)	(2,384,087)	567,150	2,408,913	(479,920)	4,330,186	(2,181,411)	(2,696,922)	22,204,123
- Financing	1,146,464	(69,148)	(298,716)	92,042	756,706	500,102	9,359	(608,568)	(108,333)	1,419,908
- Borrowings	16,659,845	(374,337)	(1,680,817)	249,873	1,064,324	(980,022)	4,145,969	(1,657,973)	(1,327,552)	16,099,310
- Revolving	5,337,442	(60,052)	(404,554)	225,235	587,883	-	174,858	85,130	(1,261,037)	4,684,905
Total	48,432,578	(685,528)	(3,021,198)	740,057	3,133,728	(348,943)	8,323,514	(5,780,357)	(3,840,239)	46,953,612

R$ thousand

Consolidated - 3 stages	Balance on December 31, 2020	Accumulated amortization	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on March 31, 2021
Companies	256,810,316	(10,384,425)	60,752,460	(44,627,213)	(1,143,317)	261,407,821
- Financing	108,461,841	(6,112,448)	20,233,619	(9,218,170)	(341,688)	113,023,154
- Borrowings	140,384,792	(4,271,977)	39,554,225	(35,671,538)	(660,571)	139,334,931
- Revolving	7,963,683	-	964,616	262,495	(141,058)	9,049,736
Individuals	256,406,447	(4,518,699)	43,332,024	(22,562,808)	(2,696,922)	269,960,042
- Financing	93,134,830	136,803	13,496,229	(4,722,614)	(108,333)	101,936,915
- Borrowings	118,655,689	(4,655,502)	27,533,953	(15,906,914)	(1,327,552)	124,299,674
- Revolving	44,615,928	-	2,301,842	(1,933,280)	(1,261,037)	43,723,453
Total	513,216,763	(14,903,124)	104,084,484	(67,190,021)	(3,840,239)	531,367,863

(1) Composed of advanced settlements, maturities and changes.

Reconciliation of expected losses from loans and advances to customers

(Consider expected losses on loans, commitments to be released and financial guarantees provided)

R$ thousand

Stage 1	Balance on December 31, 2021	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Remeasurement	Originated	Constitution/ (Reversion)	(Write off)	Balance on March 31, 2022
Companies	4,556,820	(111,463)	(50,430)	52,045	55,144	(451,407)	985,214	(518,071)	-	4,517,852
- Financing	1,522,532	(13,051)	(3,897)	16,320	21,980	(180,283)	218,338	(151,795)	-	1,430,144
- Borrowings	2,488,160	(79,469)	(39,139)	31,706	29,552	(271,124)	710,061	(382,685)	-	2,487,062
- Revolving	546,128	(18,943)	(7,394)	4,019	3,612	-	56,815	16,409	-	600,646
Individuals	8,406,156	(413,662)	(198,708)	262,816	175,480	(383,259)	1,475,649	(436,147)	-	8,888,325
- Financing	937,824	(76,901)	(19,595)	100,004	-	(57,600)	212,905	(63,533)	-	1,033,104
- Borrowings	3,369,295	(197,105)	(117,266)	93,976	166,615	(325,659)	905,312	(407,795)	-	3,487,373
- Revolving	4,099,037	(139,656)	(61,847)	68,836	8,865	-	357,432	35,181	-	4,367,848
Total	12,962,976	(525,125)	(249,138)	314,861	230,624	(834,666)	2,460,863	(954,218)	-	13,406,177

R$ thousand

Stage 2	Balance on December 31, 2021	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Remeasurement	Originated	Constitution/ (Reversion)	(Write off)	Balance on March 31, 2022
Companies	1,469,716	(52,045)	(399,003)	111,463	146,637	245,053	149,775	(6,287)	-	1,665,309
- Financing	307,316	(16,320)	(59,260)	13,051	-	5,011	11,314	29,305	-	290,417
- Borrowings	973,523	(31,706)	(265,558)	79,469	145,946	240,042	125,597	(135,430)	-	1,131,883
- Revolving	188,877	(4,019)	(74,185)	18,943	691	-	12,864	99,838	-	243,009
Individuals	4,971,646	(262,816)	(1,801,725)	413,662	606,221	557,053	447,527	506,541	-	5,438,109
- Financing	1,352,248	(100,004)	(147,076)	76,901	1,288	31,917	60,269	86,787	-	1,362,330
- Borrowings	2,369,866	(93,976)	(971,649)	197,105	574,811	525,136	341,071	(174,090)	-	2,768,274
- Revolving	1,249,532	(68,836)	(683,000)	139,656	30,122	-	46,187	593,844	-	1,307,505
Total	6,441,362	(314,861)	(2,200,728)	525,125	752,858	802,106	597,302	500,254	-	7,103,418

Stage 3										R$ thousand
	Balance on December 31, 2021	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Remeasurement	Originated	Constitution/ (Reversion)	(Write off)	Balance on March 31, 2022
Companies	13,066,238	(55,144)	(146,637)	50,430	399,003	72,623	762,289	(29,740)	(2,500,265)	11,618,797
- Financing	3,304,316	(21,980)	-	3,897	59,260	(107,048)	9,565	(50,860)	(201,194)	2,995,956
- Borrowings	9,280,084	(29,552)	(145,946)	39,139	265,558	179,671	736,258	(116,780)	(2,162,761)	8,045,671
- Revolving	481,838	(3,612)	(691)	7,394	74,185	-	16,466	137,900	(136,310)	577,170
Individuals	13,711,766	(175,480)	(606,221)	198,708	1,801,725	1,796,441	1,536,302	(60,603)	(3,146,248)	15,056,390
- Financing	1,015,270	-	(1,288)	19,595	147,076	345,362	15,362	(242,461)	(114,151)	1,184,765
- Borrowings	8,891,678	(166,615)	(574,811)	117,266	971,649	1,451,079	1,420,711	(816,696)	(1,966,737)	9,327,524
- Revolving	3,804,818	(8,865)	(30,122)	61,847	683,000	-	100,229	998,554	(1,065,360)	4,544,101
Total	26,778,004	(230,624)	(752,858)	249,138	2,200,728	1,869,064	2,298,591	(90,343)	(5,646,513)	26,675,187

Consolidated - 3 stages					R$ thousand
	Balance on December 31, 2021	Remeasurement	Originated	Constitution/ (Reversion)	(Write off)	Balance on March 31, 2022
Companies	19,092,774	(133,731)	1,897,278	(554,098)	(2,500,265)	17,801,958
- Financing	5,134,164	(282,320)	239,217	(173,350)	(201,194)	4,716,517
- Borrowings	12,741,767	148,589	1,571,916	(634,895)	(2,162,761)	11,664,616
- Revolving	1,216,843	-	86,145	254,147	(136,310)	1,420,825
Individuals	27,089,568	1,970,235	3,459,478	9,791	(3,146,248)	29,382,824
- Financing	3,305,342	319,679	288,536	(219,207)	(114,151)	3,580,199
- Borrowings	14,630,839	1,650,556	2,667,094	(1,398,581)	(1,966,737)	15,583,171
- Revolving	9,153,387	-	503,848	1,627,579	(1,065,360)	10,219,454
Total	46,182,342	1,836,504	5,356,756	(544,307)	(5,646,513)	47,184,782

										R$ thousand
Stage 1	Balance on December 31, 2020	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Remeasurement	Originated	Constitution/ (Reversion)	(Write off)	Balance on March 31, 2021
Companies	4,657,940	(91,853)	(25,103)	254,209	134,170	(173,531)	949,186	(722,535)	-	4,982,483
- Financing	1,434,546	(16,548)	(3,598)	84,180	25,803	(88,783)	152,914	(178,396)	-	1,410,118
- Borrowings	2,748,583	(64,000)	(17,822)	152,693	88,296	(84,748)	745,107	(558,035)	-	3,010,074
- Revolving	474,811	(11,305)	(3,683)	17,336	20,071	-	51,165	13,896	-	562,291
Individuals	6,263,052	(461,590)	(77,714)	1,062,317	298,825	(266,085)	1,112,906	(1,319,856)	-	6,611,855
- Financing	763,932	(76,503)	(7,123)	536,971	33,850	(107,847)	169,540	(539,744)	-	773,076
- Borrowings	2,077,714	(196,852)	(46,411)	398,235	157,596	(158,238)	690,201	(666,005)	-	2,256,240
- Revolving	3,421,406	(188,235)	(24,180)	127,111	107,379	-	253,165	(114,107)	-	3,582,539
Total	10,920,992	(553,443)	(102,817)	1,316,526	432,995	(439,616)	2,062,092	(2,042,391)	-	11,594,338

										R$ thousand
Stage 2	Balance on December 31, 2020	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Remeasurement	Originated	Constitution/ (Reversion)	(Write off)	Balance on March 31, 2021
Companies	1,545,667	(254,209)	(308,684)	91,853	359,859	8,387	96,726	(138,084)	-	1,401,515
- Financing	499,494	(84,180)	(71,012)	16,548	21,246	(114,530)	10,852	80,382	-	358,800
- Borrowings	937,652	(152,693)	(199,781)	64,000	312,001	122,917	79,049	(241,826)	-	921,319
- Revolving	108,521	(17,336)	(37,891)	11,305	26,612	-	6,825	23,360	-	121,396
Individuals	6,794,923	(1,062,317)	(1,263,856)	461,590	1,236,530	389,761	609,214	97,442	-	7,263,287
- Financing	3,104,787	(536,971)	(386,517)	76,503	165,131	94,951	108,616	535,305	-	3,161,805
- Borrowings	2,939,423	(398,235)	(596,870)	196,852	672,374	294,810	457,835	(412,322)	-	3,153,867
- Revolving	750,713	(127,111)	(280,469)	188,235	399,025	-	42,763	(25,541)	-	947,615
Total	8,340,590	(1,316,526)	(1,572,540)	553,443	1,596,389	398,148	705,940	(40,642)	-	8,664,802

R$ thousand

Stage 3	Balance on December 31, 2020	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Remeasurement	Originated	Constitution/ (Reversion)	(Write off)	Balance on March 31, 2021
Companies	14,316,381	(134,170)	(359,859)	25,103	308,684	638,404	1,685,432	(1,534,300)	(1,143,317)	13,802,358
- Financing	4,055,197	(25,803)	(21,246)	3,598	71,012	265,382	39,481	(126,546)	(341,688)	3,919,387
- Borrowings	9,768,315	(88,296)	(312,001)	17,822	199,781	373,022	1,632,027	(1,474,353)	(660,571)	9,455,746
- Revolving	492,869	(20,071)	(26,612)	3,683	37,891	-	13,924	66,599	(141,058)	427,225
Individuals	12,179,688	(298,825)	(1,236,530)	77,714	1,263,856	955,043	1,422,360	130,607	(2,696,922)	11,796,991
- Financing	625,961	(33,850)	(165,131)	7,123	386,517	345,949	7,124	(222,666)	(108,333)	842,694
- Borrowings	7,643,173	(157,596)	(672,374)	46,411	596,870	609,094	1,335,514	(443,203)	(1,327,552)	7,630,337
- Revolving	3,910,554	(107,379)	(399,025)	24,180	280,469	-	79,722	796,476	(1,261,037)	3,323,960
Total	26,496,069	(432,995)	(1,596,389)	102,817	1,572,540	1,593,447	3,107,792	(1,403,693)	(3,840,239)	25,599,349

R$ thousand

Consolidated - 3 stages	Expected loss on december 31, 2020	Remeasurement	Originated	Constitution/ (Reversion)	(Write off)	Expected loss on March 31, 2021
Companies	20,519,988	473,260	2,731,344	(2,394,919)	(1,143,317)	20,186,356
- Financing	5,989,237	62,069	203,247	(224,560)	(341,688)	5,688,305
- Borrowings	13,454,550	411,191	2,456,183	(2,274,214)	(660,571)	13,387,139
- Revolving	1,076,201	-	71,914	103,855	(141,058)	1,110,912
Individuals	25,237,663	1,078,719	3,144,480	(1,091,807)	(2,696,922)	25,672,133
- Financing	4,494,680	333,053	285,280	(227,105)	(108,333)	4,777,575
- Borrowings	12,660,310	745,666	2,483,550	(1,521,530)	(1,327,552)	13,040,444
- Revolving	8,082,673	-	375,650	656,828	(1,261,037)	7,854,114
Total	45,757,651	1,551,979	5,875,824	(3,486,726)	(3,840,239)	45,858,489

Sensitivity analysis

The measurement of the expected credit loss incorporates prospective information from projections of economic scenarios that are developed by a team of experts and approved according to the risk governance of the Company. The projections are reviewed at least annually, being more timely in cases of relevant events that may materially change the future prospects.

In order to determine possible oscillations of expected loss arising from the economic projections, simulations were made by changing the weighting of the scenarios used in the calculation of the expected loss. In the table below, we show the probabilities assigned to each scenario and the impacts:

	On March 31, 2022 - R$ thousand			
	Weighting			Constitution/ (Reversion)
	Base Scenario	Optimistic Scenario*	Pessimistic Scenario**	
Simulation 1	100%	0%	0%	(1,047,229)
Simulation 2	0%	100%	0%	(2,362,899)
Simulation 3	0%	0%	100%	1,106,890

* Scenario in which the economy grows more than expected.

** Scenario in which the economy grows less than expected.

Expected loss on loans and advances

	R$ thousand	
	Three months ended on March 31	
	2022	2021
Amount recorded	6,648,953	3,941,077
Amount recovered	(1,768,597)	(1,725,865)
Expected loss on loans and advances	4,880,356	2,215,212

Loans and advances to customers renegotiated

The total balance of "Loans and advances to customers renegotiated" includes renegotiated loans and advances to customers. Such loans contemplate extension of loan payment terms, grace periods, reductions in interest rates, and/or, in some cases, the forgiveness (write-off) of part of the loan principal amount.

Renegotiations may occur after debts are past due or when the Company has information about a significant deterioration in the client's creditworthiness. The purpose of such renegotiations is to adapt the loan to reflect the client's actual payment capacity.

The following table shows changes made and our analysis of our portfolio of renegotiated loans and advances to customers:

		R$ thousand
	On March 31, 2022	On March 31, 2021
Opening balance	28,619,018	29,757,140
Additional renegotiated amounts, including interest	7,747,029	7,949,014
Payments received	(4,301,972)	(7,255,197)
Write-offs	(1,781,203)	(1,084,553)
Closing balance	30,282,872	29,366,404
Expected loss on loans and advances	(11,272,642)	(11,251,393)
Total renegotiated loans and advances to customers, net of impairment at the end of the year	19,010,230	18,115,011
		-
Impairment on renegotiated loans and advances as a percentage of the renegotiated portfolio	37.2%	38.3%
Total renegotiated loans and advances as a percentage of the total loan portfolio	4.9%	5.5%
Total renegotiated loans and advances as a percentage of the total loan portfolio, net of impairment	5.2%	6.0%

At the time a loan is modified, Management considers the new loan's conditions and renegotiated maturity and it is no longer considered past due. From the date of modification, renegotiated interest begins to accrue, using the effective interest rate method, taking into consideration the client's capacity to pay the loan based on the analysis made by Management. If the customer fails to maintain the new negotiated terms, management considers ceasing accrual from that point.

Additionally, any balances related to renegotiated loans and advances to customers that have already been written off and recorded in memorandum accounts, as well as any gains from renegotiations, are recognized only when received.

24) BONDS AND SECURITIES AT AMORTIZED COST

				R$ thousand
	Amortized cost	Gross unrealized gains (2)	Gross unrealized losses (2)	Fair value
Securities:				
Brazilian government securities	72,961,983	3,988,726	(3,436,217)	73,514,492
Corporate debt securities	110,233,722	1,319,709	(555,100)	110,998,331
Balance on march 31, 2022 (1)	**183,195,705**	**5,308,435**	**(3,991,317)**	**184,512,823**
Securities:				
Brazilian government securities	79,521,578	3,703,783	(3,193,926)	80,031,435
Corporate debt securities	99,297,697	992,753	(921,269)	99,369,181
Balance on december 31, 2021 (1)	**178,819,275**	**4,696,536**	**(4,115,195)**	**179,400,616**

(1) In 2022 and 2021, no reclassifications were made of Financial Assets at amortized cost – Bonds and securities for other categories of financial assets; and

(2) Unrealized gains and losses on amortized costs assets have not been recognized in comprehensive income.

Maturity

				R$ thousand
	On March 31, 2022		On December 31, 2021	
	Amortized cost	Fair value	Amortized cost	Fair value
Due within one year	27,033,120	26,941,436	39,050,064	38,849,569
From 1 to 5 years	104,547,850	102,542,928	87,143,802	85,001,327
From 5 to 10 years	35,394,652	38,350,908	36,997,796	39,111,612
Over 10 years	16,220,083	16,677,551	15,627,613	16,438,108
Total	183,195,705	184,512,823	178,819,275	179,400,616

The financial instruments pledged as collateral, classified as financial assets at amortized cost, totalled R$38,019,419 thousand at March 31, 2022 (2021 – R$43.616.767 thousand), being composed mostly of Brazilian government bonds.

Reconciliation of expected losses of financial assets at amortized cost:

				R$ thousand
	Stage 1	Stage 2	Stage 3	Total (1)
Expected loss of financial assets at amortized cost as of December 31, 2020	295,428	1,123,019	4,137,022	5,555,469
Transferred to Stage 1	-	(4,561)	-	(4,561)
Transferred to Stage 2	(104)	-	-	(104)
Transferred to Stage 3	(89)	(368)	-	(457)
Transfer from Stage 1	-	104	89	193
Transfer from Stage 2	4,561	-	368	4,929
Transfer from Stage 3	-	-	-	-
Assets originated or purchased/Assets settled/Reversal	(14,172)	(99,950)	(3,169)	(117,291)
Expected loss of financial assets at amortized cost on March 31, 2021	285,624	1,018,244	4,134,310	5,438,178
Expected loss of financial assets at amortized cost on december 31, 2021	493,923	774,834	4,258,906	5,527,663
Transferred to Stage 1	-	(454,313)	-	(454,313)
Transferred to Stage 2	(106)	-	-	(106)
Transferred to Stage 3	(226)	(108,835)	-	(109,061)
Transfer from Stage 1	-	106	226	332
Transfer from Stage 2	454,313	-	108,835	563,148
Transfer from Stage 3	-	-	-	-
New assets originated or purchased/Assets settled or paid	(316,370)	37,620	394,667	115,917
Expected loss of financial assets at amortized cost on March 31, 2022	631,534	249,412	4,762,634	5,643,580

(1) The expected loss expense is recorded as "Expected Loss on Other Financial Assets" in the Consolidated Statement of Income.

25) NON-CURRENT ASSETS HELD FOR SALE

	R$ thousand	
	On December 31, 2021	On December 31, 2020
Assets not for own use		-
Real estate	904.591	995.614
Vehicles and similar	289.197	205.347
Machinery and equipment	1.238	1.487
Other	1.246	40
Total	1,196,272	1,202,488

The properties or other non-current assets received in total or partial settlement of the payment obligations of debtors are considered as non-operating assets held for sale in auctions, which normally occur in up to one year. Non-current assets held for sale are those for which selling expectation, in their current condition, is highly probable to occur within a year.

26) INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

a) Breakdown of investments in associates and joint ventures

R$ thousand

Companies	On March 31, 2022							Three months ended on March 31, 2022		
	Equity interest	Shareholding interest with voting rights	Investment book value	Associates and joint ventures current assets	Associates and joint ventures non - current assets	Associates and joint ventures current liabilities	Associates and joint ventures non - current liabilities	Equity in net income (loss)	Revenue (1)	Associates and joint ventures net income (loss) for the year
Haitong Banco de Investimento do Brasil S.A.	20.00%	20.00%	110,683	2,718,901	1,723,748	2,280,856	2,161,793	214	131,093	1,071
Tecnologia Bancária S.A. (2)	24.55%	24.55%	213,249	791,432	2,015,438	845,529	1,078,762	3,847	704,143	15,670
Swiss Re Corporate Solutions Brasil (2)	40.00%	40.00%	425,984	2,714,139	1,555,008	3,169,574	304,613	3,060	611,395	7,651
Gestora de Inteligência de Crédito S.A. (2)	21.02%	21.02%	19,167	112,075	1,087,363	193,908	914,350	(4,486)	55,804	(21,342)
Other			5,873,988					78,074		
Total investments in associates			6,643,071					80,709		
Elo Participações S.A. (3)	50.01%	50.01%	1,232,635	685,071	2,392,224	262,031	208,178	136,668	16,016	280,958
Total investments in joint ventures			1,232,635					136,668		
Total on March 31, 2022			7,875,706					217,377		

(1) Income from financial intermediation or fee and commissions;

(2) Companies for which the equity accounting adjustments are calculated using statements of financial position and statements of income with a lag in relation to the reporting date of these consolidated financial statements; and

(3) Brazilian company, services provider related to credit and debit cards and other means of payment. On March 31, 2022, the Company received R$71,259 thousand of dividends and interest on shareholders' equity of this investment.

R$ thousand

Companies	31/dez/21							Three months ended on March 31, 2021		
	Equity interest	Shareholding interest with voting rights	Investment book value	Associates and joint ventures current assets	Associates and joint ventures non - current assets	Associates and joint ventures current liabilities	Associates and joint ventures non - current liabilities	Equity in net income (loss)	Revenue (1)	Associates and joint ventures net income (loss) for the year
Haitong Banco de Investimento do Brasil S.A.	20.00%	20.00%	110,564	288	3,191,545	1,155,424	2,429,956	1,917,013	194,863	3,072
Tecnologia Bancária S.A. (3)	24.55%	24.55%	219,491	17,153	914,853	1,977,956	866,662	1,132,175	645,346	34,368
Swiss Re Corporate Solutions Brasil (3)	40.00%	40.00%	313,658	2,504,889	1,621,205	3,029,473	311,473	(2,288)	267,346	(5,721)
Gestora de Inteligência de Crédito S.A. (3)	21.02%	21.02%	23,653	93,479	1,079,405	161,048	942,313	(4,148)	38,141	(17,781)
Outras (2) (3)			5,469,054					77,297		
Total investments in associates			6,136,420					3,120,049		
Elo Participações S.A. (2)	50.01%	50.01%	1,421,146	734,729	2,729,981	313,385	211,267	113,849	4,167	230,667
Total investments in joint ventures			1,421,146					113,849		
Total on December 31, 2021			7,557,566							
Total on March 31, 2021								3,233,898		

(1) Income from financial intermediation or fee and commission;

(2) Brazilian company, services provider related to credit and debit cards and other means of payment. On March 31, 2021, the Company received R$50,202 thousand of dividends and interest on shareholders' equity of this investment; and

(3) Companies for which the equity accounting adjustments are calculated using statements of financial position and statements of income with lag in relation to the reporting date of these consolidated financial statements.

The Group does not have contingent liabilities from investments in associated companies, which it is partially or totally responsible for.

b) Changes in associates

	R$ thousand	
	2022	2021
Opening balance on January 1	7,557,566	7,635,612
Acquisitions	348,801	-
Write-offs	(218,768)	(130,641)
Equity in net income of associates	217,377	202,151
Dividends/Interest on equity	(188,145)	(27,423)
Other	158,875	(238)
Balance on March 31	7,875,706	7,430,689

27) PROPERTY AND EQUIPMENT

a) Composition of property and equipment by class

				R$ thousand
	Annual depreciation rate	Cost	Accumulated depreciation	Net
Buildings	4%	9,321,937	(3,555,534)	5,766,403
Land	-	941,566	-	941,566
Installations, properties and equipment for use	10%	6,202,043	(3,214,421)	2,987,622
Security and communication systems	10%	378,189	(275,441)	102,748
Data processing systems	20%	11,601,016	(7,502,298)	4,098,718
Transportation systems	20%	220,925	(119,330)	101,595
Balance on March 31, 2022 (1)		28,665,676	(14,667,024)	13,998,652
Buildings	4%	9,341,822	(3,406,337)	5,935,485
Land	-	973,725	-	973,725
Installations, properties and equipment for use	10%	6,259,877	(3,096,944)	3,162,933
Security and communication systems	10%	375,116	(273,022)	102,094
Data processing systems	20%	10,562,634	(7,331,101)	3,231,533
Transportation systems	20%	221,162	(113,827)	107,335
Balance on december 31, 2021 (1)		27,734,336	(14,221,231)	13,513,105

(1) It includes underlying assets identified in lease contracts recognized under the scope of IFRS 16.

We enter into lease agreements as a lessee, basically, for data processing and property and equipment, which are recorded as buildings and equipment leased in property, plant and equipment. See Note 37 for disclosure of the obligation.

b) Change in property and equipment by class

							R$ thousand
	Buildings	Land	Installations, properties and equipment for use	Security and communications systems	Data processing systems	Transportation systems	Total
Adjusted balance on December 31, 2020	6,169,614	1,021,594	3,247,027	152,264	3,357,720	122,910	14,071,129
Additions	329,602	-	222,701	2,468	716,780	1,926	1,273,477
Write-offs	(218,265)	-	(74,704)	(3,009)	(283,283)	(118)	(579,379)
Impairment	-	-	-	-	-	-	-
Depreciation	(226,859)	-	(210,523)	(10,311)	(266,877)	(6,150)	(720,720)
Balance on March 31, 2021	6,054,092	1,021,594	3,184,501	141,412	3,524,340	118,568	14,044,507
Balance on December 31, 2021	5,935,485	973,725	3,162,933	102,094	3,231,533	107,335	13,513,105
Additions	32,324	-	282,630	13,224	1,108,939	109	1,437,226
Write-offs	(27,130)	(32,159)	(199,101)	-	(77,469)	(175)	(336,034)
Impairment	-	-	-	-	-	-	-
Depreciation	(174,276)	-	(258,840)	(12,570)	(164,285)	(5,674)	(615,645)
Balance on March 31, 2022 (1)	5,766,403	941,566	2,987,622	102,748	4,098,718	101,595	13,998,652

(1) It includes underlying assets identified in lease contracts recognized under the scope of IFRS 16.

28) INTANGIBLE ASSETS AND GOODWILL

a) Change in intangible assets and goodwill by class

R$ thousand

	Goodwill	Intangible Assets				
		Acquisition of financial service rights (1)	*Software (1)*	Customer portfolio (1)	Other (1)	Total
Balance on December 31, 2020	7,093,544	3,631,848	3,520,872	367,890	55,310	14,669,464
Additions/(reductions)	57,487	60,669	253,689	49,177	146,971	567,993
Impairment	-	-	-	-	-	-
Accumulated amortization	-	(314,958)	(140,409)	(203,105)	(85,959)	(744,431)
Balance on March 31, 2021	7,151,031	3,377,559	3,634,152	213,962	116,322	14,493,026
Balance on December 31, 2021	6,048,734	3,049,946	4,727,802	1,048,641	35,884	14,911,007
Additions/(reductions)	471,513	53,872	1,464,110	62,419	141,145	2,193,059
Impairment	-	-	-	-	-	-
Accumulated amortization	-	(287,464)	(266,408)	(100,723)	(103,761)	(758,356)
Balance on March 31, 2022	6,520,247	2,816,354	5,925,504	1,010,337	73,268	16,345,710

(1) Rate of amortization: acquisition of rights to provide financial services – in accordance with contract agreement; software – 20%; Customer portfolio – up to 20%; and others – 20%.

b) Composition of goodwill by segment

	R$ thousand	
	On March 31, 2022	On December 31, 2021
Banking	6,053,804	5,583,201
Insurance	466,443	465,533
Total	6,520,247	6,048,734

The Cash Generation Units (GCUs) allocated to the banking segment and the insurance, pension and capitalization bonds segment are tested annually for impairment of goodwill. We did not incur any goodwill impairment losses in 2022 and 2021.

29) OTHER ASSETS

	R$ thousand	
	On March 31, 2022	On December 31, 2021
Financial assets (4) (5)	73,961,515	64,411,451
Foreign exchange transactions (1)	45,396,490	37,099,430
Debtors for guarantee deposits (2)	20,197,609	19,819,051
Securities trading	5,672,090	4,795,860
Trade and credit receivables	1,203,281	1,403,653
Receivables	1,492,045	1,293,457
Other assets	7,574,843	7,994,655
Deferred acquisition cost (insurance) - Note 34e	1,088,907	1,115,127
Other debtors	2,609,867	3,104,184
Prepaid expenses	1,315,713	1,045,313
Interbank and interdepartmental accounts	250,944	348,092
Other (3)	2,309,412	2,381,939
Total	81,536,358	72,406,106

(1) Mainly refers to purchases in foreign currency made by the institution on behalf of customers and rights in the institution's domestic currency, resulting from exchange sale operations;

(2) It refers to deposits resulting from legal or contractual requirements, including guarantees provided in cash, such as those made for the filing of appeals in departments or courts and those made to guarantee services of any nature;

(3) It includes basically trade and credit receivables, material supplies, other advances and payments to be reimbursed;

(4) Financial assets are recorded at amortized cost; and

(5) In 2022, there were no losses for impairment of other financial assets.

30) DEPOSITS FROM BANKS

Financial liabilities called "Deposits from banks" are initially measured at fair value and, subsequently, at amortized cost, using the effective interest rate method.

Composition by nature

		R$ thousand
	On March 31, 2022	On December 31, 2021
Demand deposits	1,007,630	1,508,083
Interbank deposits	2,337,003	4,655,644
Securities sold under agreements to repurchase	219,078,872	222,574,700
Borrowings	34,103,936	26,546,104
Onlending	23,682,518	23,724,749
Total	280,209,959	279,009,280

31) DEPOSITS FROM CUSTOMERS

Financial liabilities called "Deposits from customers" are initially measured at fair value and subsequently at amortized cost, using the effective interest rate method.

Composition by nature

		R$ thousand
	On March 31, 2022	On December 31, 2021
Demand deposits	50,266,251	56,613,691
Savings deposits	134,394,503	139,341,042
Time deposits	360,730,099	373,771,517
Total	545,390,853	569,726,250

32) FUNDS FROM SECURITIES ISSUED

a) Composition by type of security issued and location

		R$ thousand
	On March 31, 2022	On December 31, 2020
Instruments Issued – Brazil:		
Real estate credit notes	45,822,723	41,461,933
Agribusiness notes	18,604,950	17,300,060
Financial bills	84,174,905	79,752,267
Letters property guaranteed	15,981,031	13,936,949
Subtotal	164,583,609	152,451,209
Securities – Overseas:		
Euronotes	3,707,370	1,849,851
Securities issued through securitization – (item (b))	7,663,924	9,135,795
Subtotal	11,371,294	10,985,646
Structured Operations Certificates	3,086,636	2,791,687
Total	179,041,539	166,228,542

b) Securities issued through securitization

Since 2003, Bradesco uses certain arrangements to optimize its activities of funding and liquidity management by means of a Specific Purpose Entity (SPE). This SPE, which is called International Diversified Payment Rights Company, is financed with long-term bonds which are settled with the future cash flow of the corresponding assets, basically comprising current and future flow of payment orders sent by individuals and legal entities abroad to beneficiaries in Brazil for whom Bradesco acts as payer.

The long-term instruments issued by the SPE and sold to investors will be settled with funds from the payment orders flows. The Company is required to redeem the instruments in specific cases of default or upon closing of the operations of the SPE.

The funds deriving from the sale of current and future payment orders flows, received by the SPE, must be maintained in a specific bank account until they reach a given minimum level.

c) Movements in securities issued

	R$ thousand	
	2022	2021
Opening balances at the beginning of the year	166,228,542	144,903,825
Issuance	34,929,854	20,044,769
Interest	3,733,960	1,158,668
Settlement and interest payments	(24,191,896)	(24,592,917)
Exchange variation and others	(1,658,921)	1,081,333
Closing balance on March 31	179,041,539	142,595,678

33) SUBORDINATED DEBT

a) Composition of subordinated debt

Maturity	Original term in years	Nominal amount	On March 31, 2022	On December 31, 2021
				R$ thousand
In Brazil:				
Financial bills:				
2022	7	3,306,811	5,571,311	5,413,488
2023	7	1,347,452	2,186,599	2,125,935
2024	7	67,450	108,587	105,003
2025	7	5,425,906	6,598,169	6,427,648
2027	7	401,060	442,620	430,028
2023	8	1,523,546	2,766,401	2,685,658
2024	8	136,695	220,868	214,204
2025	8	6,193,653	6,428,723	6,477,614
2026	8	694,800	842,999	821,253
2028	8	55,437	61,050	59,315
2024	9	4,924	11,055	10,653
2025	9	370,344	560,442	546,022
2027	9	89,700	117,497	113,969
2022	10	51,690	144,011	147,062
2023	10	688,064	1,546,990	1,504,108
2025	10	284,137	740,558	709,953
2026	10	196,196	396,072	380,719
2027	10	256,243	390,991	377,838
2028	10	248,300	369,520	355,845
2030	10	134,500	159,496	155,130
2031	10	7,270,000	7,717,514	7,491,477
2032	10	631,500	634,444	-
2026	11	3,400	6,180	6,226
2027	11	47,046	72,628	70,532
2028	11	74,764	119,886	115,528
Perpetual		11,150,455	11,501,010	11,458,580
Subtotal in Brazil (1)			49,715,621	48,203,788
Overseas:				
2022	11	-	-	6,247,289
Subtotal overseas			-	6,247,289
Total (2)			49,715,621	54,451,077

(1) It includes the amount of R$31.190.155 thousand (on December 2021 – R$31.129.540 thousand), referring to subordinated debts recognized in "Eligible Debt Capital Instruments" for regulatory capital purpose; and

(2) In the first quarte of 2022, there was the maturity of the subordinated debt issued Abroad – Bradesco Grand Cayman – the total amount of the transaction was R$6,138,550 thousand.

b) Movements in subordinated debt

	2022	2021
		R$ thousand
Opening balances at the beginning of the year	54,451,077	53,246,232
Issuance	631,500	-
Interest	1,475,980	491,548
Settlement and interest payments	(6,348,471)	(9,790,201)
Foreign exchange variation	(494,465)	1,382,595
Closing balance on March 31	49,715,621	45,330,174

34) TECHNICAL INSURANCE PROVISION AND PENSION PLANS

a) Technical provisions by account

						R$ thousand
	Non-Life and Health (1)		Life and Pension (2)(3)		Total	
	On March 31, 2022	On December 31, 2021	On March 31, 2022	On December 31, 2021	On March 31, 2022	On December 31, 2021
Current and long-term liabilities						-
Mathematical reserve for unvested benefits (PMBAC)	1,183,036	1,179,406	247,713,197	241,065,876	248,896,233	242,245,282
Mathematical reserve for vested benefits (PMBC)	709,696	695,210	12,413,944	11,884,439	13,123,640	12,579,649
Reserve for claims incurred but not reported (IBNR)	5,132,323	4,961,729	933,397	1,014,034	6,065,720	5,975,763
Unearned premium reserve	5,067,815	4,922,394	2,755,999	2,483,216	7,823,814	7,405,610
Reserve for unsettled claims (PSL)	5,032,579	4,997,427	2,079,807	1,991,574	7,112,386	6,989,001
Reserve for financial surplus (PET)	-	-	869,875	861,170	869,875	861,170
Other technical provisions	3,374,226	3,378,434	7,079,195	6,951,725	10,453,421	10,330,159
Total reserves	20,499,675	20,134,600	273,845,414	266,252,034	294,345,089	286,386,634

(1) "Other technical provisions" – Insurance includes substantially the Provision for Insufficient Premiums (PIP) of R$3,280,927 thousand (R$ 3,280,927 thousand on December 31, 2021) and provision of related expenses of R$ 83,955 thousand (R$ 84,224 thousand on December 31, 2021);
(2) The "Other technical provisions" line of Life and Pension Plan substantially includes "Provision for redemptions and other amounts to be settled" in the amount of R$3,169,071 thousand (R$3,047,124 thousand on December 31, 2021), "Provision of related expenses" of R$659,880 thousand (R$ 653,541 thousand on December 31, 2021), "Complementary Provision for Coverage (PCC)" in the amount of R$1,926,919 thousand (R$1,926,919 thousand on December 31, 2021) and "Other technical provisions" of R$1,305,127 thousand (R$ 1,305,127 thousand on December 31, 2021); and
(3) It includes the Provision for unearned Provision for unearned premiums for risks not yet issued (PPNG-RVNE) in the amount of R$197,800 thousand, of which R$179,040 thousand for Insurance and R$18,760 thousand for Life and Pension Plans.

b) Technical provisions by product

						R$ thousand
	Non-Life and Health		Life and pension plans (1)		Total	
	On March 31, 2022	On December 31, 2021	On March 31, 2022	On December 31, 2021	On March 31, 2022	On December 31, 2021
Health (Health and Dental)	15,254,145	15,039,385	-	-	15,254,145	15,039,385
Non-Life	5,245,530	5,095,215	-	-	5,245,530	5,095,215
Life	-	-	22,113,510	20,899,215	22,113,510	20,899,215
Pension plans	-	-	251,731,904	245,352,819	251,731,904	245,352,819
Total technical provisions	20,499,675	20,134,600	273,845,414	266,252,034	294,345,089	286,386,634

(1) Is comprised of the Companies personal and pension insurance operations.

c) Changes in the insurance and pension technical provisions

(i) Insurance – Non-Life, Life and Health Insurance

		R$ thousand
	2022	2021
At the beginning of the year	41,033,815	34,744,396
(-) DPVAT insurance	(2,334)	(2,423)
Subtotal at beginning of the year	41,031,481	34,741,973
Additions, net of reversals	12,111,420	10,377,883
Payment of claims, benefits and redemptions	(11,093,640)	(9,237,206)
Adjustment for inflation and interest	554,793	511,414
Constitution of judicial provision	6,798	15,451
Subtotal on March 31	42,610,852	36,409,515
(+) DPVAT insurance	2,333	2,431
Closing balance on March 31	42,613,185	36,411,946

(ii) Insurance – Pension Plans

	R$ thousand	
	2022	2021
Initial balances	245,352,819	244,720,988
Receipt of premiums net of fees	7,926,738	6,893,613
Payment of benefits	(357,817)	(302,753)
Payment of redemptions	(7,667,302)	(7,342,674)
Adjustment for inflation and interest	7,744,069	1,025,525
Others	(1,266,603)	(1,317,120)
Closing balance on March 31	251,731,904	243,677,579

d) Guarantees for the technical provisions

R$ thousand

	Insurance		Life and pension plans		Total	
	On March 31, 2022	On December 31, 2021	On March 31, 2022	On December 31, 2021	On March 31, 2022	On December 31, 2021
Total technical provisions	20,499,675	20,134,600	273,845,414	266,252,034	294,345,089	286,386,634
(-) Portion corresponding to contracted reinsurance	(8,468)	(10,186)	(15,441)	(16,037)	(23,909)	(26,223)
(-) Premiums receivables	(1,805,303)	(1,774,506)	-	-	(1,805,303)	(1,774,506)
(-) Unearned premium provision – Health and dental insurance (1)	(1,902,115)	(1,849,070)	-	-	(1,902,115)	(1,849,070)
Technical provisions to be covered	16,783,789	16,500,838	273,829,973	266,235,997	290,613,762	282,736,835
Investment fund quotas (VGBL and PGBL) (2)	-	-	214,342,864	209,419,706	214,342,864	209,419,706
Investment fund quotas (excluding VGBL and PGBL)	4,621,718	4,354,207	26,919,358	25,661,527	31,541,076	30,015,734
Government securities	13,931,938	14,003,541	35,305,859	34,567,252	49,237,797	48,570,793
Private securities	-	-	275,541	270,249	275,541	270,249
Total assets guarantee portfolio (3)	18,553,656	18,357,748	276,843,622	269,918,734	295,397,278	288,276,482

(1) Deduction provided for in Article 4 of ANS Normative Resolution No. 392/15;

(2) The investment funds "VGBL" and "PGBL" were consolidated in the financial statements; and

(3) These guarantor assets may be settled only to cover the liabilities to which they are related.

e) Changes in deferred acquisition cost (insurance assets)

	R$ thousand	
	2022	2021
Initial balances	1,115,127	1,020,567
Additions	398,650	418,445
Amortizations	(424,870)	(400,837)
Closing balance on March 31	1,088,907	1,038,175

f) Changes in reinsurance assets

	R$ thousand	
	2022	2021
Initial balances	75,996	87,036
Additions	3,568	1,454
Recovered insurance losses	(12,098)	(7,826)
Reversal/Monetary update	(673)	3,303
Other	1,483	2,524
Closing balance on March 31	68,276	86,491

g) Claim information

The purpose of the table below is to show the inherent insurance risk, comparing the insurance claims paid with their provisions. Starting from the year in which the claim was reported, the upper part of the table shows the changes in the provision over the years. The provision varies as more precise information concerning the frequency and severity of the claims is obtained. The lower part of the table shows the reconciliation of the amounts with the amounts presented in the financial statements.

Non-Life – Gross Claims [1]

												R$ thousand
	Year claims were notified											
	Until 2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	On March 31, 2022	Total
Amount estimated for the claims:												
· In the year after notification	3,348,274	3,224,788	3,914,716	4,398,468	4,069,482	3,749,457	3,448,593	3,300,264	3,082,054	3,948,386	1,163,010	-
· One year after notification	3,240,688	3,041,662	3,652,423	4,252,020	3,905,260	3,740,543	3,422,386	3,341,699	3,154,485	3,953,669	-	-
· Two years after notification	3,233,150	3,009,371	3,666,041	4,230,440	3,921,622	3,754,077	3,418,592	3,371,706	3,151,527	-	-	-
· Three years after notification	3,256,062	3,044,232	3,654,223	4,259,240	3,931,921	3,733,681	3,446,175	3,369,332	-	-	-	-
· Four years after notification	3,292,376	3,034,096	3,669,148	4,275,645	3,923,378	3,740,923	3,446,973	-	-	-	-	-
· Five years after notification	3,113,580	3,049,171	3,679,488	4,275,871	3,939,097	3,742,574	-	-	-	-	-	-
· Six years after notification	3,128,386	3,058,018	3,690,793	4,284,387	3,939,706	-	-	-	-	-	-	-
· Seven years after notification	3,133,871	3,064,089	3,701,722	4,285,646	-	-	-	-	-	-	-	-
· Eight years after notification	3,137,466	3,067,073	3,701,862	-	-	-	-	-	-	-	-	-
· Nine years after notification	3,145,858	3,068,890	-	-	-	-	-	-	-	-	-	-
· Ten years after notification	3,175,637	-	-	-	-	-	-	-	-	-	-	-
Estimate of claims on the reporting date (2022)	3,175,637	3,068,890	3,701,862	4,285,646	3,939,706	3,742,574	3,446,973	3,369,332	3,151,527	3,953,669	1,163,010	36,998,826
Payments of claims	(3,131,999)	(3,054,984)	(3,677,782)	(4,251,609)	(3,900,820)	(3,711,356)	(3,399,526)	(3,296,231)	(3,060,859)	(3,656,646)	(440,431)	(35,582,243)
Outstanding Claims	43,638	13,906	24,080	34,037	38,886	31,218	47,447	73,101	90,668	297,023	722,579	1,416,583

Non-Life – Claims Net of Reinsurance Ceded [1]

												R$ thousand
	Year claims were notified											
	Until 2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	On March, 2022	Total
Amount estimated for net claims for reinsurance:												
· In the year after notification	3,022,457	3,021,084	3,738,619	4,044,061	3,920,176	3,710,845	3,410,760	3,281,789	2,345,716	3,938,968	1,162,185	-
· One year after notification	2,908,173	2,849,909	3,516,057	3,929,714	3,789,359	3,702,199	3,386,329	2,831,845	2,417,343	3,945,545	-	-
· Two years after notification	2,915,173	2,832,016	3,534,208	3,898,947	3,802,213	3,715,400	3,389,058	2,861,552	2,414,419	-	-	-
· Three years after notification	2,927,529	2,874,862	3,525,610	3,920,278	3,813,476	3,695,185	3,416,127	2,859,197	-	-	-	-
· Four years after notification	2,957,403	2,868,888	3,539,001	3,932,723	3,808,035	3,702,598	3,417,029	-	-	-	-	-
· Five years after notification	2,963,901	2,884,539	3,550,642	3,925,687	3,822,974	3,704,248	-	-	-	-	-	-
· Six years after notification	2,978,029	2,893,423	3,554,010	3,934,139	3,823,578	-	-	-	-	-	-	-
· Seven years after notification	2,983,500	2,894,891	3,564,844	3,935,375	-	-	-	-	-	-	-	-
· Eight years after notification	2,981,996	2,897,755	3,564,973	-	-	-	-	-	-	-	-	-
· Nine years after notification	2,990,314	2,899,566	-	-	-	-	-	-	-	-	-	-
· Ten years after notification	3,019,940	-	-	-	-	-	-	-	-	-	-	-
Estimate of claims on the reporting date (2022)	3,019,940	2,899,566	3,564,973	3,935,375	3,823,578	3,704,248	3,417,029	2,859,197	2,414,419	3,945,545	1,162,185	34,746,055
Payments of claims	(2,976,828)	(2,885,707)	(3,540,971)	(3,901,838)	(3,785,481)	(3,673,139)	(3,370,043)	(2,786,403)	(2,324,116)	(3,649,371)	(440,431)	(33,334,328)
Net outstanding unsettled claims	43,112	13,859	24,002	33,537	38,097	31,109	46,986	72,794	90,303	296,174	721,754	1,411,727

Non-Life, Life and Pension - Claims Net of Reinsurance Ceded [1]

R$ thousand

	Year claims were notified											
	Until 2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	On March 31, 2022	Total
Amount estimated for net claims for reinsurance:												
· In the year after notification	4,257,561	4,326,906	5,069,079	5,459,585	5,413,512	5,248,319	4,848,787	4,768,287	4,136,182	6,576,186	1,707,662	-
· One year after notification	4,134,444	4,148,519	4,889,217	5,355,503	5,280,798	5,190,160	4,802,426	4,317,355	4,191,160	6,574,078	-	-
· Two years after notification	4,151,462	4,158,528	4,902,783	5,302,462	5,270,944	5,218,931	4,844,993	4,381,626	4,196,333	-	-	-
· Three years after notification	4,163,604	4,184,738	4,802,886	5,243,714	5,262,666	5,214,282	4,867,761	4,381,403	-	-	-	-
· Four years after notification	4,191,766	4,165,035	4,781,938	5,242,728	5,270,203	5,238,992	4,871,580	-	-	-	-	-
· Five years after notification	4,197,799	4,189,183	4,775,574	5,226,434	5,300,596	5,245,982	-	-	-	-	-	-
· Six years after notification	4,218,005	4,193,407	4,774,017	5,242,573	5,298,769	-	-	-	-	-	-	-
· Seven years after notification	4,224,281	4,210,256	4,796,556	5,245,155	-	-	-	-	-	-	-	-
· Eight years after notification	4,230,263	4,222,636	4,797,268	-	-	-	-	-	-	-	-	-
· Nine years after notification	4,253,396	4,228,040	-	-	-	-	-	-	-	-	-	-
· Ten years after notification	4,459,255	-	-	-	-	-	-	-	-	-	-	-
Estimate of claims on the reporting date (2022)	4,459,255	4,228,040	4,797,268	5,245,155	5,298,769	5,245,982	4,871,580	4,381,403	4,196,333	6,574,078	1,707,662	51,005,525
Payments of claims	(4,199,993)	(4,151,823)	(4,703,160)	(5,121,505)	(5,154,445)	(5,054,269)	(4,656,535)	(4,091,292)	(3,831,886)	(5,818,684)	(733,031)	(47,516,623)
Net outstanding unsettled claims	259,262	76,217	94,108	123,650	144,324	191,713	215,045	290,111	364,447	755,394	974,631	3,488,902

(1) "Retrocession" R$15,091 thousand,"Reinsurance" R$ 4,856 thousand, "Health" R$3,563,233 thousand, estimate of salvages and redresses in the amount of R$186,739 thousand and incurred but not enough reported (IBNER) claims in the amount of R$(227,043) thousand were not considered in the claims development.

35) SUPPLEMENTARY PENSION PLANS

Bradesco and its subsidiaries sponsor a private defined contribution pension for employees and managers, that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and invested in an Exclusive Investment Fund (FIE). The plan is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management S.A. DTVM is responsible for the financial management of the FIEs funds.

The supplementary pension plan counts on contributions from employees and managers of Bradesco and its subsidiaries equivalent to at least 4% of the salary by employees and, 5% of the salary, plus the percentage allocated to covers of risk benefits (invalidity and death) by the company. Actuarial obligations of the defined contribution plan are fully covered by the plan assets of the corresponding FIE. In addition to the plan, in 2001, participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in that plan. For the active participants, retirees and pensioners of the defined benefit plan, now closed to new members, the present value of the actuarial obligations of the plan is fully covered by guarantee assets.

Following the merger of Banco Alvorada S.A. (successor from the spin-off of Banco Baneb S.A.) into Kirton Bank S.A. Banco Múltiplo, on April 30, 2019, Kirton Bank S.A. Banco Múltiplo maintains variable contribution and defined benefit retirement plans, through Fundação Baneb de Seguridade Social – Bases related to the former employees of Baneb.

Banco Bradesco S.A. sponsors both variable benefit and defined contribution retirement plans, through *Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão* (Capof), to employees originating from Banco BEM S.A.

Banco Bradesco S.A. sponsors a defined benefit plan through *Caixa de Previdência Privada Bec* – Cabec for employees of Banco do Estado do Ceará S.A.

Kirton Bank S.A. Banco Múltiplo, Bradesco Capitalização S.A., Kirton Corretora de Seguros S.A., Bradesco-Kirton Corretora de Câmbio S.A. and Bradesco Seguros S.A. sponsor a defined benefit plan called APABA for employees originating from Banco Bamerindus do Brasil S.A., and Kirton Administração de Serviços para Fundos de Pensão Ltda. sponsors for its employees a defined contribution plan, known as the Kirton Prev Benefits Plan (*Plano de Benefícios Kirton Prev*), both managed by MultiBRA – Pension Fund.

Banco Losango S.A. Banco Múltiplo, Kirton Bank S.A. Banco Múltiplo and Credival – Participações, Administração e Assessoria Ltda. sponsor three Pension Plans for its employees, which are: Losango I Benefits Plan – Basic Part, in the defined benefit mode, Losango I – Supplementary Part and PREVMAIS Losango Plan, the last two in the form of contribution variable, all managed by MultiBRA – Settlor – Multiple Fund.

Banco Bradesco S.A. also took on the obligations of Kirton Bank S.A. Banco Múltiplo with regard to Life insurance, Health Insurance Plans, and Retirement Compensation for employees coming from Banco Bamerindus do Brasil S.A., as well as Health Plan of employees from Lloyds. Regarding the supplementary pension of employees coming from Lloyds.

Total expenses related to contributions in the first quarter of 2022 were R$271,155 thousand (2021 – R$239,263 thousand).

In addition to this benefit, Bradesco and its subsidiaries offer other benefits to their employees and Management, including Health insurance, Dental Care, Life and Personal Accident insurance, and professional training. These expenses, including the aforementioned contributions, totaled, in the first quarter of 2022, R$1,236,259 thousand (2021 – R$1,139,002 thousand).

36) PROVISIONS, CONTINGENTS ASSETS AND LIABILITIES AND LEGAL OBLIGATIONS – TAX AND SOCIAL SECURITY

a) Contingent assets

Contingent assets are not recognized in the financial statements. There are ongoing proceedings where the chance of success is considered probable, such as: a) Social Integration Program (PIS), Bradesco has made a claim to offset PIS against Gross Operating Income, paid under Decree-Laws No. 2,445/88 and No. 2,449/88, regarding the payment that exceeded the amount due under Supplementary Law No. 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts and such amounts are recorded as receivable only when collection is considered certain.

b) Provisions classified as probable losses and legal obligations – tax and social security

The Company is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recognized provisions where, based on their opinion and that of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, the loss is deemed probable.

Management considers that the provision is sufficient to cover the future losses generated by the respective lawsuits.

Provisions related to legal obligations are maintained until the conclusion of the lawsuit, represented by judicial decisions with no further appeals or due to the statute of limitation.

I - Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, most significantly for unpaid "overtime", pursuant to Article 224 of the Consolidation of Labor Laws (CLT). Considering that the proceedings database is basically composed by proceedings with similar characteristics and for which there has been no official court decision, the provision is recognized considering the following factors, among others: date of receipt of the proceedings (before or after the labor reform of November 2017), the average calculated value of payments made for labor complaints settled in the past 12 months before and after the labor reform, and inflation adjustment on the average calculated values.

Overtime is monitored by using electronic time cards and paid regularly during the employment contract, so that the claims filed by Bradesco's former employees do not represent individually relevant amounts.

II - Civil claims

These are claims for pain and suffering and property damages, related to banking products and services, the inclusion of information about debtors in the credit restriction registry and the replacement of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually controlled using a computer-based system and provisioned whenever the loss is deemed as probable, considering the opinion of the legal advisors, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts. Most of these lawsuits involve the Special Civil Court (JEC), in which the claims are limited to 40 minimum wages (limit of R$ 48 thousand on March 31, 2022).

In relation to the legal claims that are pleading alleged differences in the adjustment of inflation on savings account balances and due to the implementation of economic plans that were part of the federal government's economic policy to reduce inflation in the 80s and 90s, Bradesco, despite complying with the law and regulation in force at the time, has provisioned certain proceedings, taking into consideration the claims in which they were mentioned and the perspective of loss of each demand, in view of the decisions and subjects still under analysis in the Superior Court of Justice (STJ), such as, for example, the application of interest in executions arising from Public Civil Actions and succession.

In December 2017, with the mediation of the Attorney's General Office (AGU), the entities representing the bank and the savings accounts, entered into an agreement related to litigation of economic plans, with the purpose of closing these claims, in which conditions and schedule were established for savings accounts holders to accede to the agreement. This agreement was approved by the Federal Supreme Court (STF) on March 1, 2018. On March 11, 2020, the signatory entities signed an amendment extending the collective agreement for a period of five (5) years, the Federal Supreme Court approved the extension of the agreement for 30 months, an opportunity in which it will evaluate the results and may extend it for another 30 months. As this is a voluntary agreement, Bradesco is unable to predict how many savings account holders will choose to accept the settlement offer. It is important to note that provisions were recognized to cover the claims eligible under this agreement. The proceedings that are not in the scope of the agreement, including those related to merged banks are individually revaluated based on the procedural stage they are in.

Note that, regarding disputes relating to economic plans, the Federal Supreme Court (STF) suspended the prosecution of all lawsuits at the cognizance stage, until the Court issues a final decision on the right under litigation.

III - Provision for tax risks

The Company is disputing the legality and constitutionality of certain taxes and contributions in court, for which provisions for legal obligations have been recorded in full, although there is a good chance of favorable outcome, based on management assessment considering the analysis of an external legal counse. The processing of these legal obligations and the provisions for cases for which the risk of loss is deemed as probable is regularly monitored. During or after the conclusion of each case, a favorable outcome may arise for the Company, resulting in the reversal of the related provisions.

The main cases are:

- PIS and Cofins - R$2,770,016 thousand (R$2,734,993 thousand on December 31, 2021): Bradesco is requesting to calculate and pay contributions to PIS and Cofins only on the sale of goods/rendering of services (billing), excluding financial income from the calculation base;

- Pension Contributions – R$1,803,149 thousand (R$1,781,022 thousand on December 31, 2021): official notifications related to the pension contributions made to private pension plans, considered by the authorities to be employee compensation subject to the incidence of mandatory pension contributions and to an isolated fine for not withholding IRRF on such financial contributions;

- IRPJ/CSLL on losses of credits – R$899,770 thousand (R$887,913 thousand on December 31, 2021): Bradesco is requesting to deduct from income tax and social contributions payable (IRPJ and CSLL, respectively) amounts of actual and definite loan losses related to unconditional

discounts granted during collections, regardless of compliance with the terms and conditions provided for in Articles 9 to 14 of Law No. 9,430/96 that only apply to temporary losses;

- IRPJ/CSLL on MTM - R$655,176 thousand (R$647,878 thousand on December 31, 2021): assessment received challenging the deduction of certain mark-to-market gains from securities in the calculation of IRPJ and CSLL in 2007;

- PIS and Cofins - R$562,857 thousand (R$527,970 thousand on December 31, 2021): Bradesco is requesting to calculate and pay contributions to PIS and Cofins under the cumulative regime (3.65% rate on sales of goods/installment services); and

- INSS – Contribution to SAT – R$456,190 thousand (R$450,289 thousand on December 31, 2021): in an ordinary lawsuit filed by the Brazilian Federation of Banks – Febraban, since April 2007, on behalf of its members, in which the classification of banks at the highest level of risk is questioned, with respect to Work Accident Risk – RAT, which raised the rate of the respective contribution from 1% to 3%, in accordance with Decree No. 6,042/07;

- INSS Autonomous Brokers – R$247,885 thousand (R$343,896 thousand on December 31, 2021): The Organization is questioning the charging of social security contribution on remunerations paid to third-party service providers, established by Supplementary Law No. 84/96 and subsequent regulations/amendments, at 20.0% with an additional of 2.5%, on the grounds that services are not provided to insurance companies but to policyholders, thus being outside the scope of such a contribution as provided for in item I, Article 22 of Law No. 8,212/91, as per new wording in Law No. 9,876/99.

In general, the provisions relating to lawsuits are classified as long-term, due to the unpredictability of the duration of the proceedings in the Brazilian justice system. For this reason, the estimate has not been disclosed with relation to the specific year in which these lawsuits will be closed.

IV - Changes in other provision

			R$ thousand
	Labor	Civil	Tax
Balance on December 31, 2020	6,890,498	9,092,421	8,271,112
Adjustment for inflation	201,682	123,725	22,629
Provisions, net of (reversals and write-offs)	236,245	292,794	(219,547)
Payments	(460,811)	(417,813)	(3,638)
Balance on March 31, 2021	6,867,614	9,091,127	8,070,556
Balance on December 31, 2021	6,729,107	9,178,471	8,072,037
Adjustment for inflation	197,717	121,798	111,988
Provisions, net of (reversals and write-offs)	242,789	307,929	(65,778)
Payments	(474,461)	(533,690)	(3,303)
Balance on March 31, 2022	6,695,152	9,074,508	8,114,944

c) Contingent liabilities classified as possible losses

The Organization maintains a system to monitor all administrative and judicial proceedings in which any of its group companies is plaintiff or defendant and, considering, amongst other things the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recognized as a liability in the financial statements and totaled, on March 31, 2022, R$8,159,719 thousand (R$7,979,276 thousand on

December 31, 2021) for civil claims and R$38,060,359 thousand (R$37,556,235 thousand on December 31, 2021) for tax proceedings.
The main tax proceedings with this classification are:

- IRPJ and CSLL deficiency note – 2013 to 2015 – R$9,875,171 thousand (R$9,708,225 thousand on December 31, 2021): due to the disallowance of interest expenses (CDI), related to certain investments and deposits between the companies of the Organization;

- IRPJ and CSLL – 2006 to 2017 – R$7,542,967 thousand (R$7,455,648 thousand on December 31, 2021), relating to goodwill amortization being disallowed on the acquisition of investments;

- COFINS – 2001 to 2005 – R$5,511,712 thousand (R$5,450,794 thousand on December 31, 2021): assessments and disallowances of offsetting Cofins credits, launched after a favorable decision was made in a judicial proceeding, where the unconstitutionality of the expansion of the intended calculation base for income other than revenue was discussed (Law No. 9,718/98);

- Social Security Contribution Taxes – 2014 to 2021 – R$2,899,986 thousand (R$2,875,747 thousand on December 31, 2021): related to food and meal allowance made available to employees, according to the Worker's Food Program – PAT, through card and not "in natura";

- PIS and COFINS notifications and disallowances of compensations – R$1,518,529 thousand (R$1,501,667 thousand on December 31, 2021): relating to the unconstitutional expansion of the intended calculation base to other revenues other than billing (Law No. 9,718/98) in acquired companies;

- Leasing companies – Tax on Services of any Nature (ISSQN), R$1,464,511 thousand (R$1,466,305 thousand on December 31, 2021): the requirement of this tax by municipalities other than those where the companies are installed is discussed, for which the tax is collected in the form of law, with cases of formal nullities occurring in the constitution of the tax credit;

- IRPJ and CSLL deficiency note – 2000 to 2014 – R$1,184,988 thousand (R$1,168,741 thousand on December 31, 2021): relating to disallowance of exclusions and expenses, differences in depreciation expenses, insufficient depreciation expenses, expenses with depreciation of leased assets, operating expenses and income and disallowance of tax loss compensation;

- IRPJ and CSLL deficiency note – 2008 to 2016 – R$890,807 thousand (R$875,658 thousand on December 31, 2021): relating to disallowance of expenses with credit losses;

- IRPJ and CSLL deficiency note – 2008 to 2013 – R$694,742 thousand (R$686,308 thousand on December 31, 2021): relating to profit of subsidiaries based overseas; and

- PLR - Profit Sharing - Base years from 2009 to 2011 - R$516,662 thousand (R$507,915 thousand on December 31, 2021): assessments for the social security contribution on amounts paid to employees as profit sharing, for alleged failure to comply with the rules contained in Law No. 10,101/00.

37) OTHER LIABILITIES

		R$ thousand
	On March 31, 2022	On December 31, 2021
Financial liabilities	103,087,961	86,407,304
Credit card transactions (1)	31,222,139	27,368,218
Foreign exchange transactions (2)	48,606,990	36,784,241
Loan assignment obligations	4,640,900	5,199,819
Capitalization bonds	8,583,176	8,400,640
Securities trading	4,859,451	3,992,900
Lease liabilities (Note 37a)	5,175,305	4,661,486
Other liabilities	41,688,942	35,683.882
Third party funds in transit (3)	7,888,463	7,831,919
Provision for payments	8,688,305	9,065,571
Sundry creditors	5,010,849	4,389,071
Social and statutory	2,255,861	504,418
Other taxes payable	2,537,042	2,535,903
Liabilities for acquisition of assets and rights	387,653	1,375,489
Other	14,920,769	9,981,511
Total	144,776,903	122,091,186

(1) It refers to amounts payable to merchants;
(2) Primarily refers to Bradesco's sales in foreign currency to customers and its rights in domestic currency, resulting from exchange sale operations; and
(3) Primarily refers to payment orders issued domestically and the amount of payment orders in foreign currency coming from overseas.

a) Lease liabilities

	R$ thousand
Closing balance on December 31, 2020	5,093,143
Remeasurement and new contracts	339,209
Payments	(428,052)
Appropriation of financial charges	106,772
Foreign exchange variation	22,639
Closing balance on March 31, 2021	5,133,711
Closing balance on december 31, 2021	4,661,486
Remeasurement and new contracts	747,132
Payments	(492,726)
Appropriation of financial charges	168,050
Foreign exchange variation	91,363
Closing balance on March 31, 2022	5,175,305

Maturity of the leases

The maturity of these financial liabilities as of March 31, 2022 is divided as follows: R$927,498 thousand up to one year (R$977,027 thousand up to 1 year in 2021), R$3,176,358 thousand between 1 and 5 years (R$3,329,764 thousand between one to five years in 2021) and R$753,573 thousand over 5 years (R$828,633 thousand for more than five years as of December 31, 2021).

Impacts on the statement of income

The impact on the income for the first quarter of 2022 was: "Expenses of depreciation" – R$189,988 thousand (R$193,160 thousand in the first quarter of 2021), "Interest and similar expenses" – R$168,050 thousand (R$106,772 thousand in the first quarter of 2021) and "Expenses of the foreign exchange variation" – R$91,363 thousand (R$22,639 thousand in the first quarter of 2021), totaling R$449,401 thousand in expenses (R$322,571 thousand in the first quarter of 2021).

Expenses for the first quarter of 2022 with short-term contracts were R$41 thousand (R$851 in the first quarter of 2021)

38) SHAREHOLDERS' EQUITY

a) Capital and shareholders' rights

i. Composition of share capital in number of shares

The share capital, which is fully subscribed and paid, is divided into registered shares with no par value.

	On March 31, 2022	On December 31, 2021
Common	5,338,393,881	4,870,579,247
Preferred	5,320,094,147	4,848,500,325
Subtotal	10,658,488,028	9,719,079,572
Treasury (common shares) (1)	-	(17,493,900)
Treasury (preferred shares) (1)	-	(12,051,100)
Total outstanding shares	10,658,488,028	9,689,534,572

(1) On March 10, 2022, the cancellation of all shares held in treasury issued by the Company was approved (item d).

ii. Changes in share capital, in number of shares

	Common	Preferred	Total
Number of outstanding shares as at December 31, 2021	4,853,085,347	4,836,449,225	9,689,534,572
Increase of capital stock with issuing of shares – bonus of 10% (1)	485,308,534	483,644,922	968,953,456
Number of outstanding shares on march 31, 2022	5,338,393,881	5,320,094,147	10,658,488,028

(1) It benefited the shareholders registered in the records of Bradesco on April 18, 2022.

In the Special Shareholders' Meeting of March 10, 2022, it was approved the proposal of the Board of Directors to increase the capital stock by R$4,000,000 thousand, increasing it from R$83,100,000 thousand to R$87,100,000 thousand, with a bonus of 10% (ten per cent) in shares, through the capitalization of part of the balance of the account "Profit Reserves - Statutory Reserve", in compliance with the provisions in Article 169 of Law No. 6,404/76, by issuing 968,953,456 new nominative-book entry shares, with no nominal value, whereby 485,308,534 are common and 483,644,922 are preferred shares, which will be allocated free-of-charge to the shareholders as bonus, to the ratio of 1 new share for every 10 shares of the same type that they own on the base date, approved by Bacen on March 31, 2022.

All of the shareholders are entitled to receive, in total, a mandatory dividend of at least 30% of Bradesco's annual net income, as shown in the statutory accounting records, adjusted by transfers to reserves. The Company has no obligation that is exchangeable for or convertible into shares. As a result, its diluted earnings per share is the same as the basic earnings per share.

In occurring any operation that changes the number of shares, simultaneously with the transaction in the Brazilian Market, and with the same timeframes, an identical procedure is adopted in the International Market, for the ADRs/GDRs traded in New York, USA, and Madrid, Spain.

b) Reserves

Capital reserves

The capital reserve consists mainly of premiums paid by the shareholders upon subscription of shares. The capital reserve is used for (i) absorption of any losses in excess of accumulated losses and revenue reserves, (ii) redemption, reimbursement of purchase of shares, (iii) redemption of founders' shares, (iv) transfer to share capital, and (v) payment of dividends to preferred shares, when this privilege is granted to them.

Revenue reserves

In accordance with Corporate Legislation, Bradesco and its Brazilian subsidiaries must allocate 5% of their annual statutory net income, after absorption of accumulated losses, to a legal reserve, the distribution of which is subject to certain limitations. The reserve can be used to increase capital or to absorb losses, but cannot be distributed in the form of dividends.

The Statutory Reserve aims to maintain an operating margin that is compatible with the development of the Company's active operations and may be formed by up to 100% of net income remaining after statutory allocations if proposed by the Board of Executive Officers, approved by the Board of Directors and ratified at the Shareholders' Meeting, with the accumulated value limited to 95% of the Company's paid-in capital share amount.

c) Interest on shareholders' equity/Dividends

Interest on shareholders' equity/dividends were paid or recognized in provisions, as follows:

					R$ thousand
Description	Per share (gross)		Gross amount paid	Withholding Income Tax (IRRF) (15%)	Net amount paid
	Common	Preferred			
Monthly interest on shareholders' equity paid	0.051749	0.056924	480,032	72,005	408,027
Supplementary interest on shareholders' equity paid	0.170650	0.187716	1,583,005	237,451	1,345,554
Total accrued on March 31, 2021	0.222399	0.244640	2,063,037.000000	309,456	1,753,581
Monthly interest on shareholders' equity paid	0.051749	0.056924	526,441	78,966	447,475
Supplementary interest on shareholders' equity provisioned	0.167604	0.184364	1,705,064	255,760	1,449,304
Supplementary dividends provisioned	0.009913	0.010904	100,843	-	100,843
Total accrued on March 31, 2022	0.229266	0.252192	2,332,348	334,726	1,997,622

d) Shares in treasury

In the Special Shareholders' Meeting held on March 10, 2022, the cancellation of all shares held in treasury issued by the Company, acquired through a share buyback program was approved, consisting of 29,545,000 nominative-book entry shares, with no nominal value, in which there are 17,493,900 common shares and 12,051,100 preferred shares, with no reduction in the share capital, approved by the Central Bank of Brazil, on March 31, 2022.

39) TRANSACTIONS WITH RELATED PARTIES

Related-party transactions (direct and indirect) are disclosed according to IAS 24, the Company has a Transaction Policy with related parties. The transactions are carried out under conditions and at rates consistent with those entered into with third parties at that time. The transactions are as follows:

R$ thousand

	Shareholders of the parent (1)		Associates and Jointly controlled companies (2)		Key Management Personnel (3)		Total	
	On March 31, 2022	On December 31, 2021	On March 31, 2022	On December 31, 2021	On March 31, 2022	On December 31, 2021	On March 31, 2022	On December 31, 2021
Assets								
Loans and advances to banks	-	-	109,797	431,132	-	-	109,797	431,132
Securities and derivative financial instruments	133,877	113,137	281,421	246,293	-	-	415,298	359,430
Loans and other assets	11	11	543,772	127,391	178,077	186,714	721,860	314,116
Liabilities								
Customer and financial institution resources	4,066,448	3,449,443	1,188,753	739,151	281,973	296,736	5,537,174	4,485,330
Securities and subordinated debt securities	14,474,707	14,179,462	-	-	822,118	763,057	15,296,825	14,942,519
Derivative financial instruments	-	-	-	34,815	-	-	-	34,815
Other liabilities (4)	622,074	54,732	12,737,588	12,285,329	26,368	30,737	13,386,030	12,370,798

R$ thousand

	Shareholders of the parent (1)		Associates and Jointly controlled companies (2)		Key Management Personnel (3)		Total	
	Three months ended on March 31							
	2022	2021	2022	2021	2022	2021	2022	2021
Revenues and expenses		-		-		-		-
Net interest income	(481,727)	(72,291)	36,967	(38,207)	(26,439)	(5,700)	(471,199)	(116,198)
Income from services provided	47	44	30,233	10,852	9	26	30,289	10,922
Other expenses net of other operating revenues	17,168	15,549	(442,080)	(431,475)	(375,785)	(97,213)	(800,697)	(513,139)

(1) Cidade de Deus Cia. Coml. de Participações, Fundação Bradesco, NCF Participações S.A., BBD Participações S.A. and Nova Cidade de Deus Participações S.A.;

(2) Companies listed in Note 26;

(3) Members of the Board of Directors and the Board of Executive Officers; and

(4) It includes interest on equity and dividends payable.

a) Remuneration of key management personnel

The following is established each year at the Annual Shareholders' Meeting:

- The annual total amount of management compensation, set forth at the Board of Directors' Meeting, to be paid to Board members and members of the Board of Executive Officers, as determined by the Company's Bylaws; and

- The amount allocated to finance Management Pension Plans, within the Employee and Management pension plan of the Bradesco Company.

For 2022, the maximum amount of R$943,539 thousand was determined for the remuneration of the Directors, and part of this refers to the social security contribution to the INSS, which is an obligation of the Company, and R$552,672 thousand to cover supplementary pension plan defined contributions.

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of PNB shares issued by BBD Participações S.A. and/or PN shares issued by Banco Bradesco S.A., which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This procedure complies with CMN Resolution No. 3,921/10, which sets forth a Management compensation policy for financial institutions.

Short-term benefits for Management

	R$ thousand	
	Three months ended on March 31	
	2022	2021
Salaries	234,503	195,012
Total	234,503	195,012

Post-employment benefits

	R$ thousand	
	Three months ended on March 31	
	2022	2021
Defined contribution supplementary pension plans	121,213	100,756
Total	121,213	100,756

The Company has no long-term benefits or for the termination of employment contracts or for remuneration based on shares for its key Management personnel.

b) Equity participation

Together directly, members of the Board of Directors and the Board of the Executive Officers had the following shareholding in Bradesco:

Direct ownership	On March 31, 2022	On December 31, 2021
Common shares	0.33%	0.33%
Preferred shares	0.80%	0.80%
Total shares (1)	0.57%	0.57%

(1) On March 31, 2022, direct and indirect shareholding of the members of the Board of Directors and the Board of Executive Officers in Bradesco totaled 2.64% of common shares, 0.84% of preferred shares and 1.74% of all shares (on December 31, 2021 – 2.35% of common shares, 0.84% of preferred shares and 1.60% of all shares).

40) OFF-BALANCE SHEET COMMITMENTS

The table below summarizes the total risk represented by off-balance sheet commitments:

		R$ thousand
	On March 31, 2022	On December 31, 2021
Commitments to extend credit (1)	314,560,346	309,104,025
Financial guarantees (2)	87,712,307	83,467,093
Letters of credit for imports	762,811	1,233,034
Total	403,035,464	393,804,152

(1) It includes available lines of credit, limits for credit cards, personal loans, housing loans and overdrafts; and
(2) It refers to guarantees mostly provided for Corporate customers.

Financial guarantees are conditional commitments for loans issued to ensure the performance of a customer in an obligation to a third party. There is usually the right of recourse against the customer to recover any amount paid under these guarantees. Moreover, we can retain cash or other highly-liquid funds to counter-guarantee these commitments.

The contracts are subject to the same credit evaluations as other loans and advances. Standby letters of credit are issued mainly to endorse public and private debt issue agreements including commercial paper, securities financing and similar transactions. The standby letters of credit are subject to customer credit evaluation by the Management.

We issue letters of credit in connection with foreign trade transactions to guarantee the performance of a customer with a third party. These instruments are short-term commitments to pay the third-party beneficiary under certain contractual terms for the shipment of products. The contracts are subject to the same credit evaluation as other loans and advances.

41) NEW STANDARDS AND AMENDMENTS AND INTERPRETATIONS OF EXISTING STANDARDS

Standards, amendments and interpretation of standards applicable to future periods

- IFRS 17 – Insurance Contracts. Establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts within the scope of the Standard. The purpose of IFRS 17 is to ensure that an entity provides relevant information that faithfully represents those contracts. The general model of IFRS 17 requires insurers and reinsurers to measure their insurance contracts at the initial time by the estimated total cash flow, adjusted for the time value of money and the explicit risk related to non-financial risk, in addition to of the contractual margin of the service. This estimated value is then remeasured at each base date. The unrealized profit (corresponding to "the contractual margin of the service) is recognized over the term of the contracted coverage. The general model is planned to be applied to long-term portfolios. As a variation of the general model the variable rate model (VFA) is presented, which follows the same principles of the general model, however it is changed to measure profits on investments, this model will be applied to the PGBL and VGBL pension portfolios. Apart from this general model, IFRS 17 provides, as a way of simplifying the process, the premium allocation approach. This simplified model is applicable to certain insurance contracts, including those with coverage of up to one year. The simplified model will be applied to the portfolios of Non-Life, Health insurance and short-term Life products. This information provides a basis for users of financial statements to evaluate the effect that insurance contracts have on the financial position, financial performance and the Company's cash flows. In addition, an amendment to IFRS 17 transition requirements was published, which deals with an option for Insurance entities to provide comparative information on financial assets in order to avoid possible temporary financial mismatches between financial assets and liabilities of insurance contracts, since IFRS 17 and IFRS 9 have different transition requirements. IFRS 17 is effective for annual periods beginning on or after January 1, 2023. The Company is in the process of implementing the standard, currently evaluating the impacts of transition in each of its portfolios.

- Amendments to IAS 1 – Presentation of the Financial Statements. The amendments aim to improve accounting policy disclosures so that entities provide more useful information to users of Financial Statements. Entities should disclose their material accounting policies, rather than their significant accounting policies. It also includes guidelines on how to apply the concept of materiality to accounting policy disclosures. The amendments take effect for annual periods beginning on or after January 1, 2023, with early adoption permitted. The Company is in the process of evaluating the impacts of the disclosure in the Financial Statements.

- Amendments to IAS 8 – Accounting Policies, Change of Estimates Error Correction. Entities should distinguish the differences between amendments in accounting policies and amendments in accounting estimates. The amendments take effect for annual periods beginning on or after January 1, 2023, with early adoption permitted. The Company is in the process of evaluating the impacts of the disclosure in the Financial Statements.

- Amendments to IAS 12 – Taxes on Profit. In specific circumstances, entities are exempt from recognizing deferred taxes when they recognize assets or liabilities for the first time. This exemption applies to leasing operations and closing obligations, for example. With the amendments, entities will no longer be entitled to exemption and will be obliged to recognize the deferred tax on such transactions. The changes will be effective for annual periods beginning on or after January 1, 2023. The Company is in the process of assessing impacts.

42) OTHER INFORMATION

1. The recent conflict between Russia and Ukraine caused the government of the United States, the European Union, the United Kingdom and other governments to impose economic sanctions and export controls against Russia in addition to threats with additional sanctions and controls. These measures have impacted the prices of energy, oil and other commodities and, consequently, caused instability and volatility in economies and markets in general. These conditions can affect global credit and capital markets.

   Bradesco's Management has been following up and monitoring the situation and, to date, no relevant direct impacts have been identified.

2. On July 29, 2020, Law No. 14,031 was sanctioned, amending, from the fiscal year of 2021, the tax treatment incident on the foreign exchange rate variation of the portion with risk coverage (hedge) of the value of the investment made by financial institutions and other institutions, authorized to operate by the Central Bank of Brazil, in a subsidiary, associated company, branch, branch office or branch domiciled abroad, registered in accordance with the regime of competence, which should be computed in determining the real income and on the base of the Social Contribution on Net Income (CSLL) of the investing legal entity, domiciled in Brazil, in the ratio of 100%, from the fiscal year of 2022.

3. On February 25, 2022, Bradesco communicated to its shareholders, customers and the market in general that, through its subsidiary, Bradescard Elo Participações S.A. (Bradescard Elo), concluded the acquisition of 49.99% of the share capital of Banco Digio. For the acquisition, Bradescard Elo paid the amount of R$645 million, indirectly holding 100% of Digio's capital stock. This acquisition reinforces Bradesco Organization's strategy of expanding the offer of financial services through digital platforms.

   Bradesco obtained approval for the acquisition of Digio by CADE (Administrative Defense Council) on 11/24/21 and by BACEN (Banco Central do Brasil) on 02/04/22.

   We present below, the composition of the values of the acquisition of Digio:

	R$ thousand
Amount paid on acquisition	**645,060**
Interest in the Shareholders' Equity acquired - 49.99%	307,215
Controller Settings (1)	(38,413)
Adjusted Shareholders' Equity	**268,802**
Goodwill on the acquisition of the investment	**376,258**

(1) Adjustment of provisions for losses associated with credit risk.

Bradesco hired a specialized and independent company to prepare the purchase price allocation study ("PPA"), for the initial allocation of the fair value of the assets acquired and liabilities assumed of Digio, the final allocation may undergo changes and improvements until the end of the study, which is estimated to take up to 12 months from the date of the respective acquisition.

Therefore, we show below the assets and liabilities consolidated by Bradesco:

	R$ thousand
	On February 25, 2022
Assets	
Cash and due from banks	41,614
Financial instruments	3,420,257
Expected credit loss associated with credit risk	(337,216)
Deferred income tax assets	398,493
Premises and equipment	2,043
Intangible assets	259,928
Depreciation and amortization	(22,677)
Other assets	363,787
Total assets	**4,126,229**

	R$ thousand
	On February 25, 2022
Liabilities	
Deposits and other financial liabilities	3,268,274
Provisions	34,702
Deferred income tax liabilities	32,587
Other liabilities	176,124
Total liabilities	**3,511,687**
Shareholders' equity (1)	**614,542**
Total liabilities and Shareholders' equity	**4,126,229**

(1) Balance eliminated with investment.

4. On January 18, 2022, Bradesco announced to the market the issuance of its first Sustainable Bond linked to socioenvironmental criteria in total amount of US$500 million, the Bond is a sustainable international senior debt issue with a maturity of 60 months and a coupon of 4.375% p.a.

5. On April 28, 2022, Provisional Measure No. 1,115 ("MP") was published, which increased the rate of the Social Contribution on Net Income - CSLL of the financial, insurance and cooperatives sectors by one percentage point, during the period of August 1, 2022 to December 31, 2022. Bradesco is analyzing the impacts, but they are not expected to be material to the financial statements.

6. As of January 1, 2022, pursuant to CMN Resolution No. 4,818/20, we started to adopt the international accounting standard (IFRS) in the preparation and disclosure of the Interim Consolidated Financial Statements.

For further information, please contact:

Leandro Miranda

Managing Executive Officer and Investor Relations Officer

Carlos Wagner Firetti

Market Relations Officer

Phone: +55 11 2194-0922

investidores@bradesco.com.br

Cidade de Deus, s/nº – Prédio Vermelho – 3º andar

Osasco – SP

Brazil

banco.bradesco/ri

bradesco